Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187778

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $.01 par value	1,725,000	$105.00	$181,125,000	$24,705.45

(1)	Assumes that the underwriters exercise their option to purchase 225,000 additional shares.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS    SUPPLEMENT

(To prospectus dated April 8, 2013)

1,500,000 Shares

Credit Acceptance Corporation

Common Stock

The selling shareholders identified in this prospectus supplement are selling 1,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling shareholders.

Our shares trade on The NASDAQ Global Select Market under the symbol “CACC.” On April 5, 2013, the last sale price of the shares as reported on The NASDAQ Global Select Market was $117.25 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-14 of this prospectus supplement and in any risk factors described in the documents referenced herein.

	Per Share	Total
Public offering price	$105.000	$157,500,000
Underwriting discount	$4.725	$7,087,500
Proceeds, before expenses, to the selling shareholders	$100.275	$150,412,500

The underwriters may also exercise their option to purchase up to an additional 225,000 shares from the selling shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement to cover the underwriters’ option to purchase additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about April 17, 2013.

Joint Book-Running Managers

BofA Merrill Lynch	Credit Suisse

Co-Manager

BMO Capital Markets

The date of this prospectus supplement is April 11, 2013

Prospectus Supplement

Prospectus dated April 8, 2013

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters and the selling shareholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the date of the document in which it appears, unless otherwise indicated. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is comprised of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both this prospectus supplement and the accompanying prospectus combined. To the extent any inconsistency or conflict exists between the information included or incorporated by reference in this prospectus supplement, on the one hand, and the information included in the accompanying prospectus, on the other hand, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under “Where You Can Find More Information”.

Unless the context otherwise requires, the terms “Credit Acceptance,” “the Company,” “we,” “us” or “our” or similar terms each refer to Credit Acceptance Corporation, together with its consolidated subsidiaries.

This document may only be used where it is legal to sell the shares of common stock. Certain jurisdictions may restrict the distribution of this document and the offering of the shares of common stock. We require persons receiving this document to inform themselves about and to observe any such restrictions. We have not taken any action that would permit an offering of the shares of common stock or the distribution of these documents in any jurisdiction that requires such action.

MARKET AND INDUSTRY DATA AND FORECASTS

Any market or industry data and statistical information contained in this prospectus supplement, the accompanying prospectus or in the information incorporated by reference herein or therein are based on a variety of sources, including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources. Industry publications and other published sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such included information. Our internal data and estimates are based upon information obtained from our Dealers, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions, and such information has not been verified by any independent sources. Accordingly, investors should not place undue reliance on such data and information.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). The public may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain further information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers like Credit Acceptance Corporation that file electronically with the SEC.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement from the SEC as described above.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have “incorporated by reference” into this prospectus supplement and the accompanying prospectus certain information that we have previously filed with the SEC or that we may file in the future. This means that we are disclosing important business, financial and other information by referring you to other documents that are or will be available to you on the website of the SEC. The information we incorporate by reference is deemed to be a part of this prospectus supplement and the accompanying prospectus, and all references to this prospectus supplement are meant to include references to the incorporated information as if it was physically included herein. Information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below into this prospectus supplement and the accompanying prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering. We hereby incorporate by reference the following documents:

•

our Annual Report on Form 10-K for the year ended December 31, 2012 (our “2012 Form 10-K”), including the information specifically incorporated therein from our Definitive Proxy Statement on Schedule 14A (filed with the SEC on April 4, 2013) (our “Proxy Statement”);

•	our Current Reports on Form 8-K filed with the SEC on January 3, 2013, March 13, 2013, April 5, 2013 and April 8, 2013; and

•

the description of our common stock which is contained in our registration statement on Form 8-A filed with the SEC on May 12, 1992 including any amendment or reports filed for the purpose of updating such description.

We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we file with the SEC, unless otherwise specified in such report.

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits, free of charge by contacting our investor relations department at our principal offices at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339, or at (248) 353-2700.

Any statement contained in a document incorporated by reference in this prospectus supplement and the accompanying prospectus is modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus supplement and the accompanying prospectus.

S-iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before investing in our common stock. You should carefully review this summary together with the more detailed information and financial statements and notes thereto contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectuses. To fully understand this offering, you should read all of these documents.

Our Company

We are a leading independent auto finance company focused on serving consumers regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing. Since we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

Credit Acceptance was founded in 1972 to collect retail installment contracts, which we refer to as Consumer Loans, originated by automobile dealerships owned by our Chairman, founder and significant shareholder, Donald A. Foss. During the 1980s, we began to market this service to non-affiliated dealers and, at the same time, began to offer dealers a non-recourse cash payment, referred to as an advance, against anticipated future collections on Consumer Loans serviced for that dealer.

We believe that we are one of the largest auto finance providers in our target market. We have profitably grown our business with our loan portfolio increasing from $1.0 billion as of December 31, 2008 to $1.9 billion as of December 31, 2012, or 17.4% on a compounded annual basis. We attribute our strong, profitable growth to our focus on our target market, innovative financing programs, ability to accurately forecast Consumer Loan performance and robust servicing platforms.

Our Industry

The auto finance industry is the third-largest consumer finance market in the United States, totaling $782 billion in loans outstanding on approximately 59 million vehicles as of January 31, 2013. The market is segmented based on credit quality, with the market for prime customers (those with higher credit scores) typically being more competitive. We serve sub-prime customers who do not qualify for traditional financing due to poor credit history or lack of credit history. This segment of the U.S. population, with credit scores below 640, consists of approximately 70 million individuals. During the most recent economic downturn, this market continued to grow as delinquency rates and losses increased on other forms of consumer credit.

Within the sub-prime auto finance market, we focus on the used car market, which is significantly larger than the market for new cars. We identify our target customers through relationships with automobile dealers. As of December 31, 2012, our potential market consisted of approximately 53,000 automobile dealers in the United States, approximately 70% of which are independent dealers and sell only used cars. We had 5,319 active dealers who participated in our programs (“Dealers”) during the year ended December 31, 2012.

Similar to other businesses, the sub-prime auto finance industry is subject to various economic and competitive environments. From 2003-2007, the sub-prime auto finance market was highly competitive. However, competition declined significantly in 2008 and 2009 as lenders who relaxed their underwriting standards experienced significant credit losses and capital and liquidity became scarce. Since that time, the competitive environment has intensified as a result of an increase in the amount of capital available to the industry. Notwithstanding these changes in the competitive environment, our earnings per share have increased from $0.57 per share in 2003 to $8.58 in 2012, or 35.2% on a compounded annual basis, while our returns on equity since 2009 have exceeded 30%.

Our Business

We offer two financing programs which benefit both the Dealer and the consumer, the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealers, which we refer to as a Dealer Loan, in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy Consumer Loans from the Dealer, which we refer to as a Purchased Loan, and keep all amounts collected from the consumer. We refer to Dealer Loans and Purchased Loans collectively as Loans. Our programs increase Dealer profitability by enabling them to sell cars to consumers who may not be able to obtain financing from other sources. Additionally, Dealers generate profits from both the sale and financing of the vehicle. Our business model also allows us to share the risk and reward of collecting on the Consumer Loans with our Dealers. This sharing is intended to motivate the Dealer to assign higher quality Consumer Loans, follow our underwriting guidelines, comply with various legal regulations, meet our credit compliance requirements and provide appropriate service and support to the consumer after the sale.

Portfolio Program

As payment for the vehicle, the Dealer generally receives a down payment from the consumer, a cash advance from us and the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee, referred to as Dealer Holdback, after the advance has been repaid. The advance enables our Dealers to earn a profit at the time of the vehicle’s sale, and the Dealer Holdback enables them to participate in profits of the financing based on the performance of the Consumer Loans.

We generally require Dealers to group advances into pools of at least 100 Consumer Loans. All advances within a Dealer’s pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealers with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for the Dealer Holdback. If collections on Consumer Loans from a Dealer’s pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer foregoes the Dealer Holdback.

Collections received by us during a calendar month on Consumer Loans assigned by a Dealer are applied on a pool-by-pool basis as follows:

•	First, to reimburse us for certain collection costs;

•	Second, to pay us our servicing fee, which generally equals 20% of collections;

•	Third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer to us; and

•	Fourth, to the Dealer as payment of the Dealer Holdback.

The Portfolio Program comprised 88.0% of our net Loans receivable balance as of December 31, 2012 and 93.7% of our total unit volume during the year ended December 31, 2012.

Purchase Program

The Purchase Program differs from our Portfolio Program in that the Dealer receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments.

The Purchase Program comprised 12.0% of our net Loans receivable balance as of December 31, 2012 and 6.3% of our total unit volume during the year ended December 31, 2012.

Ancillary Products

In addition to our financing programs, we also provide Dealers the ability to offer ancillary products, such as vehicle service contracts and a Guaranteed Asset Protection (“GAP”) product through our relationships with third party providers. Our vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. Our GAP product provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer’s insurance policy in the event of a total loss of the vehicle due to severe damage or theft. We receive a fee for all vehicle service contracts and GAP contracts sold by our Dealers when the vehicle is financed by us and provide Dealers with an additional advance based on the retail price of these contracts.

Our Origination and Servicing Platforms

Our origination and servicing platforms are technology driven and enable seamless interaction between various constituencies. Our Credit Approval Processing System (“CAPS”) allows Dealers to input a consumer’s credit application and view a response via the internet. CAPS empowers our Dealers by not only providing a quick approval but also optimizing the structure of each transaction. CAPS interfaces with our credit scoring models enabling us to seamlessly deliver precise risk adjusted pricing based upon the forecasted performance of the Consumer Loan.

Our servicing operations utilize our proprietary Loan Servicing System (“LSS”) and Collection System (“CS”). LSS maintains a record of all transactions relating to Consumer Loans assigned after July 1990 and is a primary source of data used to forecast the performance of the Consumer Loans. CS interfaces with LSS and our predictive dialer and records all activity on a Consumer Loan, including details of past phone conversations with the consumer, collection letters sent, promises to pay, broken promises, repossession orders and collection attorney activity. We believe our servicing systems, together with our collection strategies and analytical models, enables us to maximize collections on the Consumer Loans.

Our Strengths

The following competitive strengths contribute to our leading market position and differentiate us from our competitors:

•

Unique Business Model. Our unique business model and innovative financing programs align Dealers’ interests with ours and differentiate us from other auto finance providers. Our Portfolio Program allows us to share the risk and reward of collecting on Consumer Loans with Dealers. We believe that this positively impacts Consumer Loan performance by incentivizing Dealers to follow our underwriting guidelines and assign better quality loans to us. Additionally, the structure of our Portfolio Program also reduces our exposure to losses on the Consumer Loans since 80% of the losses on the Consumer Loans reduce the amount of the Dealer Holdback that we pay to the Dealer.

•

Experienced Management Team. Our senior management team averages over 12 years of experience with Credit Acceptance and has extensive experience operating the business in a variety of competitive and economic environments. Our Chief Executive Officer, Brett Roberts, has worked for the Company for more than two decades. Since he became CEO in 2002, our earnings per share have grown at a compound annual rate of 28.7%.

•

Long Operating History Through Economic Cycles. Since our inception in 1972, we have been focused on providing auto financing in our target markets. Our low leverage and access to capital has enabled us to consistently invest in the systems, analytical models, compliance programs and team members required to be successful. As a result, we have profitably grown our business through a variety of economic and competitive environments, with net income increasing from $67.2 million in 2008 to $219.7 million in 2012, a compounded annual growth rate of 34.5%.

•

Robust Collection Systems and Strategies. During our 40 year operating history, we have developed customized systems and strategies designed to maximize collections on our Consumer Loans. We use analytical and policy-based tools to make servicing decisions. Approximately 50% of our team members are dedicated to servicing our portfolio, and we have a large network of vendors that work with us to maximize proceeds from repossessed vehicles and recover any deficiency balances.

•

Track Record of Accurately Predicting Consumer Loan Performance. CAPS allows us to deliver precise risk-adjusted pricing and make pricing changes rapidly in response to changing market conditions. We have performance data on over 1.5 million Consumer Loans that we have serviced since 1991. We base our forecasts upon the historical performance of Consumer Loans with similar attributes. The historical difference between our actual collection rate on the Consumer Loans and the collection rate projected at Consumer Loan origination has been minimal. Our demonstrated ability to accurately forecast Consumer Loan performance has enabled us to consistently achieve our targeted returns.

•

Access to Capital. Due to our low financial leverage and strong, consistent financial performance, we have successfully and consistently accessed the capital markets and have maintained multiple funding sources. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit; (2) revolving secured warehouse (“Warehouse”) facilities; (3) asset-backed secured financings (“Term ABS”); and (4) 9.125% First Priority Senior Secured Notes due 2017 (“Senior Notes”). As of December 31, 2012, we had approximately $500 million collectively available on our revolving line of credit and Warehouse facilities.

Our Strategy

We intend to continue to profitably grow our business by:

•

Focusing on Our Target Market. We operate only one business, financing sub-prime auto loans in the United States. Though we are a market leader, the market for auto finance is fragmented, and we have a very small share of our target market. As a result, we believe that we have an excellent opportunity to continue to grow our business profitably. We intend to profitably increase the size of our Loan portfolio by increasing the number of active Dealers utilizing our programs. We believe that the service we provide to our Dealers through our Sales and Marketing and Dealer Service Center team members differentiates us from our competitors.

•

Maintaining Consistent Consumer Loan Origination Standards. We consistently apply our credit policies and underwriting standards, irrespective of the economic and competitive environment. For example, from 2003 to 2007, the sub-prime auto finance market was very competitive, and many industry participants relaxed their credit policies and underwriting standards. We believe that these lax standards contributed to a decline in loan quality and impacted performance of these companies as macroeconomic conditions deteriorated in subsequent years. During the same period, we maintained a consistent credit policy and consistent underwriting standards. We believe that our continued strong Consumer Loan performance is attributable, in part, to our consistent origination standards. We intend to continue to be disciplined in our application of our credit policy and underwriting standards in the future.

•

Investing in Technology to Improve Loan Performance. Our Consumer Loan origination and servicing platforms are technology driven. We plan to continue to invest in technology to improve the performance of our Consumer Loan portfolio, reduce costs and provide higher quality service levels to our Dealers. In recent years, we have installed new versions of CAPS and our CS with the goal of positively impacting our collection results and Dealer satisfaction.

•

Enhancing our Analytical Models. We utilize a credit scoring model to determine the advance rate on Consumer Loans, a forecasting model to evaluate the performance of our Loan portfolio and analytical models to assist us in servicing our Loan portfolio. We intend to continue to enhance and refine our existing models as well as develop new models. These enhancements have in the past improved the operational and financial performance of our portfolio, and we believe that our future enhancements will continue to do so.

•

Maintaining Financial Flexibility. We intend to maintain a high degree of financial flexibility so that we are able to continue to profitably grow our business over time and through changing economic and competitive environments. We plan to continue to price our Consumer Loans to meet our targeted levels of profitability, increasing the likelihood of generating profitable results even if actual collection rates are lower than our initial forecast. Additionally, we intend to enhance our financial flexibility through continued diversification of our funding sources and maintaining conservative leverage levels.

Recent Developments

On April 8, 2013, we announced certain operating results for the two months ended February 28, 2013 and for the three months ended March 31, 2013 and results of the Company’s share repurchase program activities for the three months ended March 31, 2013.

Consumer Loan Performance

At the time a Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on the amount and timing of these forecasts and expected expense levels, an advance or one-time purchase payment is made to the related Dealer at a price designed to achieve an acceptable return on capital. If Consumer Loan performance equals or exceeds our initial expectation, it is likely our target return on capital will be achieved.

We use a statistical model to estimate the expected collection rate for each Consumer Loan at the time of assignment. We continue to evaluate the expected collection rate of each Consumer Loan subsequent to assignment. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. By comparing our current expected collection rate for each Consumer Loan with the rate we projected at the time of assignment, we are able to assess the accuracy of our initial forecast. The following table compares our forecast of Consumer Loan collection rates as of February 28, 2013 with the forecasts as of December 31, 2012, and at the time of assignment, segmented by year of assignment:

	Forecasted Collection Percentage as of			Variance in Forecasted Collection Percentage from
Consumer Loan Assignment Year	February 28, 2013	December 31, 2012	Initial Forecast	December 31, 2012	Initial Forecast
2004	73.1%	73.0%	73.0%	0.1%	0.1%
2005	73.6%	73.6%	74.0%	0.0%	-0.4%
2006	69.9%	69.9%	71.4%	0.0%	-1.5%
2007	68.0%	68.0%	70.7%	0.0%	-2.7%
2008	70.3%	70.3%	69.7%	0.0%	0.6%
2009	79.5%	79.5%	71.9%	0.0%	7.6%
2010	77.3%	77.3%	73.6%	0.0%	3.7%
2011	74.1%	74.1%	72.5%	0.0%	1.6%
2012	72.5%	72.2%	71.4%	0.3%	1.1%

Consumer Loans assigned in 2009 through 2012 have yielded forecasted collection results materially better than our initial estimates, while Consumer Loans assigned in 2006 and 2007 have yielded forecasted collection results materially worse than our initial estimates. For all other assignment years presented, actual results have been very close to our initial estimates. For the two months ended February 28, 2013, forecasted collection rates improved for Consumer Loans assigned during 2012 and were generally consistent with expectations at the start of the period for all other assignment years presented.

Forecasting collection rates precisely at Loan inception is difficult. With this in mind, we establish advance rates that are intended to allow us to achieve acceptable levels of profitability, even if collection rates are less than we currently forecast.

The following table presents forecasted Consumer Loan collection rates, advance rates, the spread (the forecasted collection rate less the advance rate), and the percentage of the forecasted collections that had been realized as of February 28, 2013. All amounts, unless otherwise noted, are presented as a percentage of the initial balance of the Consumer Loan (principal + interest). The table includes both Dealer Loans and Purchased Loans.

	As of February 28, 2013
Consumer Loan Assignment Year	Forecasted Collection %	Advance % (1)	Spread %	% of Forecast Realized (2)
2004	73.1%	44.0%	29.1%	99.6%
2005	73.6%	46.9%	26.7%	99.5%
2006	69.9%	46.6%	23.3%	99.0%
2007	68.0%	46.5%	21.5%	98.1%
2008	70.3%	44.6%	25.7%	97.1%
2009	79.5%	43.9%	35.6%	95.9%
2010	77.3%	44.7%	32.6%	81.9%
2011	74.1%	45.5%	28.6%	56.0%
2012	72.5%	46.3%	26.2%	24.2%
2013	71.6%	47.1%	24.5%	1.8%

(1)	Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

(2)	Presented as a percentage of total forecasted collections.

The risk of a material change in our forecasted collection rate declines as the Consumer Loans age. For 2009 and prior Consumer Loan assignments, the risk of a material forecast variance is modest, as we have currently realized in excess of 90% of the expected collections. Conversely, the forecasted collection rates for more recent Consumer Loan assignments are less certain as a significant portion of our forecast has not been realized.

The spread between the forecasted collection rate and the advance rate declined during the 2005 through 2007 period as we increased advance rates during this period in response to a more difficult competitive environment. During 2008 and 2009, the spread increased as the competitive environment improved, and we reduced advance rates. In addition, during 2009, the spread was positively impacted by better than expected Consumer Loan performance. During the 2010 through 2013 period, the spread decreased as we again increased advance rates in response to the competitive environment.

The following table presents forecasted Consumer Loan collection rates, advance rates, and the spread (the forecasted collection rate less the advance rate) as of February 28, 2013 for Dealer Loans and Purchased Loans separately. All amounts are presented as a percentage of the initial balance of the Consumer Loan (principal + interest).

	Consumer Loan Assignment Year	Forecasted Collection %	Advance % (1)	Spread %
Dealer Loans	2007	67.9%	45.8%	22.1%
	2008	70.7%	43.3%	27.4%
	2009	79.5%	43.5%	36.0%
	2010	77.4%	44.4%	33.0%
	2011	74.0%	45.2%	28.8%
	2012	72.4%	46.1%	26.3%
	2013	71.6%	46.8%	24.8%

Purchased Loans	2007	68.4%	49.1%	19.3%
	2008	69.7%	46.7%	23.0%
	2009	79.5%	45.3%	34.2%
	2010	77.2%	46.4%	30.8%
	2011	74.3%	48.1%	26.2%
	2012	73.3%	49.4%	23.9%
	2013	71.5%	50.5%	21.0%

(1)	Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

The advance rates presented for each Consumer Loan assignment year change over time due to the impact of transfers between Dealer and Purchased Loans. Under our Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer’s Consumer Loans from the Dealer Loan portfolio to the Purchased Loan portfolio in the period this forfeiture occurs.

Although the advance rate on Purchased Loans is higher as compared to the advance rate on Dealer Loans, Purchased Loans do not require us to pay Dealer Holdback.

Consumer Loan Volume

The following table summarizes changes in Consumer Loan assignment unit volume in each of the last five quarters, as compared to the same period in the previous year:

Period	Year over Year Percent Change in Unit Volume
March 31, 2012	10.6%
June 30, 2012	7.3%
September 30, 2012	5.4%
December 31, 2012	2.4%
March 31, 2013	-2.9%

Consumer Loan assignment volumes depend on a number of factors including (1) the overall demand for our product, (2) the amount of capital available to fund new Loans, and (3) our assessment of the volume that our infrastructure can support. Our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints.

Unit volume decreased 2.9% during the first quarter of 2013 as the number of active Dealers grew 21.2% and average volume per active Dealer declined 20.1%. We believe the decline in volume per Dealer is the result of increased competition. We increased advance rates in April 2012 and September 2012, which positively impacted unit volume while reducing the return on capital we expect to earn on new assignments. We believe these advance rate increases had a positive impact on economic profit as we believe the positive impact of the increased volume exceeded the negative impact of the reduced return on capital.

The following table summarizes the changes in Consumer Loan unit volume and active Dealers:

	For the Three Months Ended March 31,
	2013	2012	% Change
Consumer Loan unit volume	57,105	58,796	-2.9%
Active Dealers (1)	4,355	3,594	21.2%

Average volume per active Dealer	13.1	16.4	-20.1%

(1)	Active Dealers are Dealers who have received funding for at least one Loan during the period.

The following table provides additional information on the changes in Consumer Loan unit volume and active Dealers:

	For the Three Months Ended March 31,
	2013	2012	% Change
Consumer Loan unit volume from Dealers active both periods	42,207	51,521	-18.1%
Dealers active both periods	2,525	2,525	—

Average volume per Dealers active both periods	16.7	20.4	-18.1%
Consumer Loan unit volume from new Dealers	3,440	4,089	-15.9%
New active Dealers (1)	678	554	22.4%

Average volume per new active Dealers	5.1	7.4	-31.1%
Attrition (2)	-12.4%	-9.2%

(1)	New active Dealers are Dealers who enrolled in our program and have received funding for their first Loan from us during the period.

(2)	Attrition is measured according to the following formula: decrease in Consumer Loan unit volume from Dealers who have received funding for at least one Loan during the comparable period of the prior year but did not receive funding for any Loans during the current period divided by prior year comparable period Consumer Loan unit volume.

Share Repurchase Program

During the first quarter of 2013, pursuant to its share repurchase program, the Company repurchased 530,795 shares of its outstanding common stock at a total cost of approximately $59.0 million, excluding commissions paid. As of March 21, 2013, the Company had 23,587,496 shares of common stock outstanding. The Company did not repurchase any shares between March 21, 2013 and March 31, 2013. As of March 21, 2013, the Company had authorization to repurchase 1,003,417 shares of its common stock. Unless terminated earlier by resolution of the Board, the share repurchase program will expire when the Company has repurchased all shares authorized for repurchase thereunder.

Additional Information

The Company is incorporated under the laws of the State of Michigan. Our principal executive offices are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339, and our telephone number is (248) 353-2700. Our principal website is located at http://www.creditacceptance.com. The contents of our website are not a part of this prospectus supplement.

The Offering

Common stock offered by the selling shareholders	1,500,000 shares.

Shares of common stock to be outstanding immediately before and after this offering	23,587,496 shares.[1]

Underwriters’ option to purchase additional shares.	The selling shareholders have granted the underwriters an option to purchase within 30 days of the date of this prospectus supplement up to an additional 225,000 shares of common stock to cover the underwriters’ option to purchase additional shares.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

Risk factors	See “Risk Factors” beginning on page S-14 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Select Market symbol	CACC

[1]	The number of shares of our common stock to be outstanding immediately before and after this offering is based on 23,587,496 shares outstanding as of March 21, 2013 and excludes, as of that date:

•	70,000 shares issuable upon the exercise of director stock options outstanding as of March 21, 2013, at a weighted average exercise price of $17.25 per share;

•	1,091,910 shares subject to currently outstanding restricted stock units as of March 21, 2013; and

•	322,415 shares reserved for future issuance under our equity-based compensation plans as of March 21, 2013.

See “Shares Eligible for Future Sale.” Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes no exercise of the underwriters’ option to purchase up to 225,000 additional shares of common stock from the selling shareholders.

As of March 21, 2013, we had authorization to repurchase 1,003,417 shares of our common stock pursuant to the share repurchase program. Unless terminated earlier by resolutions of the Board, the share repurchase program will expire when we have repurchased all shares authorized for repurchase thereunder.

Summary Consolidated Financial and Other Data

Our summary historical consolidated statement of income and other financial data for the years ended December 31, 2012, 2011 and 2010, and our summary historical consolidated balance sheet data as of December 31, 2012 and 2011, are derived from our audited consolidated financial statements appearing in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement. Our summary historical consolidated balance sheet data as of December 31, 2010 is derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement.

The summary financial data presented below represents or is derived from portions of our financial statements and is not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto appearing in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

Historical results are not necessarily indicative of future performance or results of operations. Amounts are in millions, except share, per share, Consumer Loan unit volume and active Dealer data.

	Years Ended December 31,
	2012	2011	2010
Income Statement Data:
Revenue	$609.2	$525.2	$442.1
Costs and expenses:
Salaries and wages	82.2	63.0	61.3
General and administrative	30.5	25.6	26.4
Sales and marketing	31.2	23.6	19.7
Provision for credit losses	24.0	29.0	10.0
Interest	63.4	57.2	47.8
Provision for claims	34.8	30.4	23.4

Total costs and expenses	266.1	228.8	188.6

Income before provision for income taxes	343.1	296.4	253.5
Provision for income taxes	123.4	108.4	83.4

Net income	$219.7	$188.0	$170.1

Net income per share:
Basic	$8.65	$7.15	$5.79

Diluted	$8.58	$7.07	$5.67

Weighted average shares outstanding:
Basic	25,409,655	26,302,289	29,393,309
Diluted	25,598,956	26,600,855	29,984,819

Balance Sheet Data (end of period):
Loans receivable, net(1)	$1,933.5	$1,598.6	$1,218.0
All other assets	199.7	160.0	125.5

Total assets	$2,133.2	$1,758.6	$1,343.5

Total debt	$1,250.8	$997.9	$685.6
Other liabilities	260.5	220.7	183.4

Total liabilities	1,511.3	1,218.6	869.0
Shareholders’ equity(2)	621.9	540.0	474.5

Total liabilities and shareholders’ equity	$2,133.2	$1,758.6	$1,343.5

Other Financial and Operating Data:
Net cash provided by operating activities	$308.6	$275.7	$200.7
Adjusted return on capital(3)(4)	14.7%	16.8%	17.7%
Economic profit(4)(5)	$159.6	$143.1	$112.7
Adjusted return on equity(4)(6)	36.5%	40.5%	32.5%
Return on equity(6)	38.2%	40.1%	33.9%
Consumer Loan unit volume	190,023	178,074	136,813
Active Dealers(7)	5,319	3,998	3,206

(1)	At December 31, 2012, 2011 and 2010, Loans receivable, net includes Loans receivable, net of $1,064.9 million, $874.9 million and $417.6 million, respectively, that have been sold for legal purposes in connection with our Term ABS financings and Warehouse facilities, which sales, however, do not satisfy the requirements for accounting sale treatment. These Loans receivable are available only for payment of the related Term ABS financings and other obligations issued or arising in the applicable Term ABS financing transaction; they are not available to pay our other obligations or the claims of our other creditors. We hold the right to the excess cash flows not needed to pay the Term ABS financings issued or arising in our Term ABS financings and Warehouse facilities. See Note 8, Debt, in the notes to our consolidated financial statements appearing in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

(2)	No dividends were paid during the periods presented.

(3)	Adjusted return on capital is defined as adjusted net income plus adjusted interest expense after-tax divided by adjusted average capital. The derivation of each of adjusted net income, adjusted interest expense after-tax and adjusted average capital is set forth in footnote 4.

(4)	Adjusted financial results are provided to help investors understand our financial performance. The financial data below is not consistent with U.S. generally accepted accounting principles (“GAAP”), unless labeled otherwise. We use adjusted financial information internally to measure financial performance and to determine incentive compensation. The table below shows our results following adjustments to reflect non-GAAP accounting methods. Material adjustments are explained in the footnotes to that table and the footnote to the subsequent table, relating to the Floating Yield Adjustments and the Program Fee Yield Adjustments. Measures such as adjusted average capital, adjusted net income, adjusted net income per diluted share, adjusted net income plus interest expense after-tax, adjusted return on capital, adjusted return on equity, adjusted interest expense after-tax, adjusted average shareholders’ equity and economic profit are all non-GAAP financial measures. These non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

Adjusted financial results for the years ended December 31, 2012, 2011 and 2010 include the following:

	Years Ended December 31,
	2012	2011	2010
Economic profit	$159.6	$143.1	$112.7
Adjusted average capital	$1,742.8	$1,371.1	$1,074.2
Adjusted return on equity	36.5%	40.5%	32.5%
Adjusted net income	$216.2	$194.1	$160.5
Adjusted interest expense after-tax	$39.9	$36.0	$30.1
Adjusted net income plus adjusted interest expense after-tax	$256.1	$230.1	$190.6
Adjusted return on capital	14.7%	16.8%	17.7%
Cost of capital (a)	5.5%	6.4%	7.2%
Adjusted average shareholders’ equity	$592.4	$478.8	$493.1
GAAP diluted weighted average shares outstanding	25,598,956	26,600,855	29,984,819
Adjusted net income per diluted share	$8.45	$7.30	$5.35

(a)	The cost of capital includes both a cost of equity and a cost of debt. The cost of equity capital is determined based on a formula that considers the risk of the business and the risk associated with our use of debt. The formula utilized for determining the cost of equity capital is as follows: (the average 30 year treasury rate + 5%) + [(1 – tax rate) x (the average 30 year treasury rate + 5% – pre-tax average cost of debt rate) x average debt/(average equity + average debt x tax rate)]. For the periods presented, the average 30 year treasury rate and the adjusted pre-tax average cost of debt were as follows:

	For the Years Ended December 31,
	2012	2011	2010
Average 30 year treasury rate	2.9%	3.9%	4.2%
Adjusted pre-tax average cost of debt	5.5%	6.4%	8.2%

The following table provides a reconciliation of the non-GAAP measures set forth above to GAAP measures. All after-tax adjustments are calculated using a 37% tax rate as we estimate that to be our long term average effective tax rate. Certain amounts do not recalculate due to rounding.

	For the Years Ended December 31,
	2012	2011	2010
Economic profit
Adjusted return on capital	14.7%	16.8%	17.7%
Cost of capital	5.5%	6.4%	7.2%

Adjusted return on capital in excess of cost of capital	9.2%	10.4%	10.5%
Adjusted average capital	$1,742.8	$1,371.1	$1,074.2

Economic profit	$159.6	$143.1	$112.7

Adjusted average capital
GAAP average debt	$1,150.4	$892.3	$581.1
GAAP average shareholders’ equity	581.3	469.7	488.4
Floating yield adjustment(a)	11.1	9.4	5.2
Program fee yield adjustment(b)	—	(0.3)	(0.5)

Adjusted average capital	$1,742.8	$1,371.1	$1,074.2

Adjusted net income
GAAP net income	$219.7	$188.0	$170.1
Floating yield adjustment (after-tax)(a)	—	7.1	0.5
Program fee yield adjustment (after-tax)(b)	—	0.3	0.3
Adjustment to record taxes at 37%	(3.5)	(1.3)	(10.4)

Adjusted net income	$216.2	$194.1	$160.5

Adjusted interest expense (after-tax)
GAAP interest expense	$63.4	$57.2	$47.8
Adjustment to record tax effect at 37%	(23.5)	(21.2)	(17.7)

Adjusted interest expense (after-tax)	$39.9	$36.0	$30.1

Adjusted return on capital
Adjusted net income	$216.2	$194.1	$160.5
Adjusted interest expense (after-tax)	39.9	36.0	30.1

Adjusted net income plus interest expense (after-tax)	$256.1	$230.1	$190.6

Adjusted return on capital	14.7%	16.8%	17.7%

Adjusted average shareholders’ equity
GAAP average shareholders’ equity	$581.3	$469.7	$488.4
Floating yield adjustment(a)	11.1	9.4	5.2
Program fee yield adjustment(b)	—	(0.3)	(0.5)

Adjusted average shareholders’ equity	$592.4	$478.8	$493.1

(a)	Floating Yield Adjustment

The purpose of this adjustment is to modify the calculation of our GAAP-based finance charge revenue so that favorable and unfavorable changes in expected cash flows from Loans receivable are treated consistently. To make the adjustment understandable, we must first explain how GAAP requires us to account for finance charge revenue, our primary revenue source.

The finance charge revenue we will recognize over the life of the loan equals the cash inflows from our Loan portfolio less cash outflows to acquire the Loans. Our GAAP finance charge revenue is based on estimates of future cash flows and is recognized on a level-yield basis over the estimated life of the Loan. With the level-yield approach, the amount of finance charge revenue recognized from a Loan in a given period, divided by the loan asset, is a constant percentage. Under GAAP, favorable changes in expected cash flows are treated as increases to the yield and are recognized over time, while unfavorable changes are recorded as a current period expense. The non-GAAP methodology that we use (the “floating yield” method) is identical to the GAAP approach except that, under the “floating yield” method, all changes in expected cash flows (both positive and negative) are treated as yield adjustments and therefore impact earnings over time. The GAAP treatment always results in a lower carrying value of the Loan receivable asset, but may result in either higher or lower earnings for any given period depending on the timing and amount of expected cash flow changes.

We believe adjusted earnings, which include the floating yield adjustment, are a more accurate reflection of the performance of our business, since both favorable and unfavorable changes in estimated cash flows are treated consistently.

(b)	Program Fee Yield Adjustment

The purpose of this adjustment is to make the results for program fee revenue comparable across time periods. In 2001, the Company had begun charging Dealers a monthly program fee. In accordance with GAAP, this fee was being recorded as revenue in the month the fee was charged. However, based on feedback from field sales personnel and Dealers, the Company concluded that structuring the fee in this way was contributing to increased dealer attrition. To address the problem, the Company changed its method for collecting these fees.

As of January 1, 2007, the Company began to take the program fee out of future Dealer Holdback payments instead of collecting it in the current period. The change reduced per unit profitability, since cash that previously was collected immediately is now collected over time. In addition, the change required us to modify our GAAP accounting method for program fees. Starting January 1, 2007, the Company began to record program fees for GAAP purposes as an adjustment to the loan yield, effectively recognizing the fees over the term of the Dealer Loan. This revised GAAP treatment is more consistent with the cash economics. To allow for proper comparisons, the program fee adjustment applies the revised GAAP treatment to all pre-2007 periods. (Starting in 2012, this adjustment is no longer required since all pre-2007 program fees have now been fully recognized.)

(5)	Economic profit is the product of (x) the adjusted return on capital in excess of the cost of capital and (y) the adjusted average capital. The derivation of each of adjusted return on capital, cost of capital and adjusted average capital is set forth in footnote 4.

(6)	Adjusted return on equity is defined as adjusted net income divided by adjusted average shareholders’ equity. The derivation of each of adjusted net income and adjusted average shareholders’ equity is set forth in footnote 4. Return on equity is defined as net income divided by average shareholders’ equity.

(7)	Active Dealers are Dealers who have received funding for at least one Loan during the period.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider the following risk factors, as well as other information that is contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. The occurrence of any of these risks and uncertainties, as well as other risks and uncertainties, could materially affect our business and our financial condition and results of operations may be materially harmed, in which case the market price of our common stock could decline. The risks described below are not the only ones that could affect us or the value of our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. As a result of any of these risks, known or unknown, you may lose all or a part of your investment in our common stock.

Risks Relating to Our Business

Our inability to accurately forecast and estimate the amount and timing of future collections could have a material adverse effect on results of operations.

Substantially all of the Consumer Loans assigned to us are made to individuals with impaired or limited credit histories or higher debt-to-income ratios than are permitted by traditional lenders. Consumer Loans made to these individuals generally entail a higher risk of delinquency, default and repossession and higher losses than loans made to consumers with better credit. Since most of our revenue and cash flows from operations are generated from these Consumer Loans, our ability to accurately forecast Consumer Loan performance is critical to our business and financial results. At the time of assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, which include estimates for wholesale vehicle prices in the event of vehicle repossession and sale, we make an advance or one-time purchase payment to the related Dealer at a level designed to achieve an acceptable return on capital. We continue to forecast the expected collection rate of each Consumer Loan subsequent to assignment. These forecasts also serve as a critical assumption in our accounting for recognizing finance charge income and determining our allowance for credit losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Finance Charge Revenue & Allowance for Credit Losses.” If Consumer Loan performance equals or exceeds original expectations, it is likely our target return on capital will be achieved. However, actual cash flows from any individual Consumer Loan are often different than cash flows estimated at the time of assignment. There can be no assurance that our forecasts will be accurate or that Consumer Loan performance will be as expected. Recent economic conditions have made forecasts regarding the performance of Consumer Loans more difficult. In the event that our forecasts are not accurate, our financial position, liquidity and results of operations could be materially adversely affected.

We may be unable to execute our business strategy due to current economic conditions.

Our financial position, liquidity and results of operations depend on management’s ability to execute our business strategy. Key factors involved in the execution of our business strategy include achieving our desired Consumer Loan assignment volume, continued and successful use of CAPS and pricing strategy, the use of effective credit risk management techniques and servicing strategies, continued investment in technology to support operating efficiency and continued access to funding and liquidity sources. Although our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints, there can be no assurance that this strategy will have its intended effect. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consumer Loan Volume.” Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

We may be unable to continue to access or renew funding sources and obtain capital needed to maintain and grow our business.

We use debt financing to fund new Loans and pay Dealer Holdback. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit; (2) Warehouse facilities; (3) Term ABS financings; and (4) Senior Notes. We cannot guarantee that the revolving secured line of credit or the Warehouse facilities will continue to be available beyond their current maturity dates, on acceptable terms, or at all, or that we will be able to obtain additional financing on acceptable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our financial position, our results of operations, and the capacity for additional borrowing under our existing financing arrangements. If our various financing alternatives were to become limited or unavailable, we may be unable to maintain or grow Consumer Loan volume at the level that we anticipate and our operations could be materially adversely affected.

The terms of our debt limit how we conduct our business.

The agreements that govern our debt contain covenants that restrict our ability to, among other things:

•	incur and guarantee debt;

•	pay dividends or make other distributions on or redeem or repurchase our stock;

•	make investments or acquisitions;

•	create liens on our assets;

•	sell assets;

•	merge with or into other companies; and

•	enter into transactions with shareholders and other affiliates.

Some of our debt agreements also impose requirements that we maintain specified financial measures not in excess of, or not below, specified levels. In particular, our revolving credit facility requires, among other things, that we maintain (i) as of the end of each fiscal quarter, a ratio of consolidated funded debt to consolidated tangible net worth at or below a specified maximum; (ii) as of the end of each fiscal quarter calculated for the two fiscal quarters then ending, consolidated net income of not less than a specified minimum; and (iii) as of the end of each fiscal quarter, a ratio of consolidated income available for fixed charges for the period of four consecutive fiscal quarters most recently ended to consolidated fixed charges for that period of not less than a specified minimum. These covenants limit the manner in which we can conduct our business and could prevent us from engaging in favorable business activities or financing future operations and capital needs and impair our ability to successfully execute our strategy and operate our business.

A breach of any of the covenants in our debt instruments would result in an event of default thereunder if not promptly cured or waived. Any continuing default would permit the creditors to accelerate the related debt, which could also result in the acceleration of other debt containing a cross-acceleration or cross-default provision. In addition, an event of default under our revolving credit facility would permit the lenders thereunder to terminate all commitments to extend further credit under our revolving credit facility. Furthermore, if we were unable to repay the amounts due and payable under our revolving credit facility or other secured debt, the lenders thereunder could cause the collateral agent to proceed against the collateral securing that debt. In the event our creditors accelerate the repayment of our debt, there can be no assurance that we would have sufficient assets to repay that debt, and our financial condition, liquidity and results of operations would suffer.

A violation of the terms of our Term ABS facilities or Warehouse facilities could have a materially adverse impact on our operations.

Under our Term ABS facilities and our Warehouse facilities, (1) we have various obligations and covenants as servicer and custodian of the Consumer Loans contributed thereto and in our individual capacity and (2) the special purpose subsidiaries to which we contribute Consumer Loans have various obligations and covenants. A violation of any of these obligations or covenants by us or the special purpose subsidiaries, respectively, may result in our being unable to obtain additional funding under our Warehouse facilities, the termination of our servicing rights and the loss of servicing fees, and may result in amounts outstanding under our Term ABS financings and our Warehouse facilities becoming immediately due and payable. In addition, the violation of any financial covenant under our revolving secured line of credit facility is an event of default or termination event under the Term ABS facilities and our Warehouse facilities. The lack of availability from any or all of these Term ABS facilities and Warehouse facilities may have a material adverse effect on our financial position, liquidity, and results of operations.

The conditions of the U.S. and international capital markets may adversely affect lenders with which we have relationships, causing us to incur additional costs and reducing our sources of liquidity, which may adversely affect our financial position, liquidity and results of operations.

Over the past several years, there has been turbulence in the global capital markets and the overall economy. Such turbulence can result in disruptions in the financial sector and affect lenders with which we have relationships. Disruptions in the financial sector may increase our exposure to credit risk and adversely affect the ability of lenders to perform under the terms of their lending arrangements with us. Failure by our lenders to perform under the terms of our lending arrangements could cause us to incur additional costs that may adversely affect our liquidity, financial condition and results of operations. While overall market conditions have improved, there can be no assurance that future disruptions in the financial sector will not occur that could have similar adverse effects on our business.

Our substantial debt could negatively impact our business, prevent us from satisfying our debt obligations and adversely affect our financial condition.

We have a substantial amount of debt. The substantial amount of our debt could have important consequences, including the following:

•	our ability to obtain additional financing for Consumer Loan assignments, working capital, debt refinancing or other purposes could be impaired;

•	a substantial portion of our cash flows from operations will be dedicated to paying principal and interest on our debt, reducing funds available for other purposes;

•	we may be vulnerable to interest rate increases, as some of our borrowings, including those under our revolving credit facility, bear interest at variable rates;

•	we could be more vulnerable to adverse developments in our industry or in general economic conditions;

•	we may be restricted from taking advantage of business opportunities or making strategic acquisitions; and

•	we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

Due to competition from traditional financing sources and non-traditional lenders, we may not be able to compete successfully.

The automobile finance market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is served by a variety of companies including “buy here, pay here” dealerships. The market is also currently served by banks, captive finance affiliates of automobile manufacturers, credit unions and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater financial resources than are available to us, and many have long standing relationships with automobile dealerships. Providers of automobile financing have traditionally competed based on the interest rate charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and consumers. During 2012, due to increasing competition in the automobile finance market, the average loan volume per our active Dealers declined approximately 20%. During 2012, we also increased the advance rate on Dealer Loans as a result of increased competition. We may be unable to compete successfully in the automobile finance market or, due to the intense competition in this market, our results of operations, cash flows and financial condition may be adversely affected as we adjust our business in response to competitive pressures. Increasing advance rates on Dealer Loans has the impact of reducing the return on capital we expect to earn on Loans. Additionally, if we are unsuccessful in maintaining and expanding our relationships with Dealers, we may be unable to accept Consumer Loans in the volume and on the terms that we anticipate.

We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

Our ability to make payments of principal and interest on indebtedness will depend in part on our cash flows from operations, which are subject to economic, financial, competitive, and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all.

Interest rate fluctuations may adversely affect our borrowing costs, profitability and liquidity.

Our profitability may be directly affected by the level of and fluctuations in interest rates, whether caused by changes in economic conditions or other factors, which affect our borrowing costs. Our profitability and liquidity could be materially adversely affected during any period of higher interest rates. We monitor the interest rate environment and employ strategies designed to mitigate the impact of increases in interest rates. We can provide no assurance, however, that our strategies will mitigate the impact of increases in interest rates.

Reduction in our credit rating could increase the cost of our funding from, and restrict our access to, the capital markets and adversely affect our liquidity, financial condition and results of operations.

Credit rating agencies evaluate us, and their ratings of our debt and creditworthiness are based on a number of factors. These factors include our financial strength and other factors not entirely within our control, including conditions affecting the financial services industry generally. There can be no assurance that we will maintain our current ratings. Failure to maintain those ratings could, among other things, adversely limit our access to the capital markets and affect the cost and other terms upon which we are able to obtain financing.

We may incur substantially more debt and other liabilities. This could exacerbate further the risks associated with our current debt levels.

Although the terms of our debt instruments contain restrictions on our ability to incur additional debt, we are able to incur a substantial amount of additional debt within these restrictions. In addition, our debt instruments do not prevent us from incurring liabilities that do not constitute indebtedness as defined for purposes of those debt instruments. If new debt or other liabilities are added to our current debt levels, the risks associated with our having substantial debt could intensify.

The regulation to which we are or may become subject could result in a material adverse effect on our business.

Our business is subject to laws and regulations, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and various other state and federal laws and regulations. These laws and regulations, among other things, require licensing and qualification; limit interest rates, fees and other charges associated with the Consumer Loans assigned to us; require specified disclosures by Dealers to consumers; govern the sale and terms of ancillary products; and define the rights to repossess and sell collateral. Failure to comply with these laws or regulations could have a material adverse effect on us by, among other things, limiting the jurisdictions in which we may operate, restricting our ability to realize the value of the collateral securing the Consumer Loans, making it more costly or burdensome to do business or resulting in potential liability. The volume of new or modified laws and regulations has increased in recent years and has increased significantly in response to issues arising with respect to consumer lending. From time to time, legislation and regulations are enacted which increase the cost of doing business, limit or expand permissible activities or affect the competitive balance among financial services providers. Proposals to change the laws and regulations governing the operations and taxation of financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures and by various regulatory agencies. This legislation may change our operating environment in substantial and unpredictable ways and may have a material adverse effect on our business.

In July 2010 the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted, and a number of its provisions became effective in July 2011. The Dodd-Frank Act restructured and enhanced the regulation and supervision of the financial services industry and created the Consumer Financial Protection Bureau (the “CFPB”). The CFPB has rulemaking and enforcement authority over certain non-depository institutions, including us. The CFPB is specifically authorized, among other things, to take actions to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures for consumer financial products or services. Under the Dodd-Frank Act, the CFPB also may restrict the use of pre-dispute mandatory arbitration clauses in contracts between covered persons and consumers for a consumer financial product or service. The CFPB also has authority to interpret, enforce, and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. Further, the CFPB has issued rules allowing it to supervise non-depository “larger participants” in certain markets for consumer financial services and products, and may in the future issue rules to supervise non-depository larger participants in the indirect auto lending business, which may include us.

The Dodd-Frank Act and regulations promulgated thereunder, including by the CFPB, are likely to affect our cost of doing business, may limit or expand our permissible activities, may affect the competitive balance within our industry and market areas and could have a material adverse effect on us. For example, on March 21, 2013, the CFPB issued Bulletin 2013-02 addressing Indirect Auto Lending and Compliance with the Equal Credit Opportunity Act, in which the CFPB stated that policies of indirect auto lenders that allow auto dealers to mark up lender-established buy rates and that compensate dealers for those markups in the form of dealer reserve could present a risk that they will result in impermissible pricing disparities on the basis of race, national origin, and potentially other prohibited bases. Our management continues to assess the Dodd-Frank Act’s probable impact on our business, financial condition and results of operations, and to monitor developments involving the entities charged with promulgating regulations thereunder. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and on us in particular, is uncertain at this time.

In addition, governmental regulations which would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on us.

Our Dealers must also comply with credit and trade practice statutes and regulations. Failure of our Dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have a material adverse effect on us.

The sale of vehicle service contracts and a GAP product by Dealers in connection with Consumer Loans assigned to us from Dealers is also subject to state laws and regulations. As we are the holder of the Consumer Loans that may, in part, finance these products, some of these state laws and regulations may apply to our servicing and collection of the Consumer Loans. Although these laws and regulations do not significantly affect our business, there can be no assurance that insurance or other regulatory authorities in the jurisdictions in which these products are offered by Dealers will not seek to regulate or restrict the operation of our business in these jurisdictions. Any regulation or restriction of our business in these jurisdictions could materially adversely affect the income received from these products.

Adverse changes in economic conditions, the automobile or finance industries, or the non-prime consumer market could adversely affect our financial position, liquidity and results of operations, the ability of key vendors that we depend on to supply us with services, and our ability to enter into future financing transactions.

We are subject to general economic conditions which are beyond our control. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses may increase on our Consumer Loans and Consumer Loan prepayments may decline. These periods are also typically accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding Consumer Loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, higher gasoline prices, declining stock market values, unstable real estate values, resets of adjustable rate mortgages to higher interest rates, increasing unemployment levels, general availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values of automobiles. Because our business is focused on consumers who do not qualify for conventional automobile financing, the actual rates of delinquencies, defaults, repossessions and losses on these Consumer Loans could be higher than that of those experienced in the general automobile finance industry, and could be more dramatically affected by a general economic downturn.

We rely on Dealers to originate Consumer Loans for assignment under our programs. High levels of Dealer attrition, due to a general economic downturn or otherwise, could materially adversely affect our operations. In addition, we rely on vendors to provide us with services we need to operate our business. Any disruption in our operations due to the untimely or discontinued supply of these services could substantially adversely affect our operations. Finally, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in finance charge revenue. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could also materially adversely affect our financial position, liquidity and results of operations and our ability to enter into future financing transactions.

Litigation we are involved in from time to time may adversely affect our financial condition, results of operations and cash flows.

As a result of the consumer-oriented nature of the industry in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, we are subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud and breach of contract. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers relating to our Dealer servicing and related agreements, including claims for, among other things, breach of contract or other duties purportedly owed to the Dealers. The damages and penalties that may be claimed by consumers or Dealers in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory and punitive damages, and plaintiffs may seek treatment as purported class actions. A significant judgment against us in connection with any litigation or arbitration could have a material adverse effect on our financial position, liquidity and results of operations.

Changes in tax laws and the resolution of uncertain income tax matters could have a material adverse effect on our results of operations and cash flows from operations.

We are subject to income tax in many of the various jurisdictions in which we operate. Increases in statutory income tax rates and other adverse changes in applicable law in these jurisdictions could have an adverse effect on our results of operations. In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Uncertain Tax Positions.” We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such payments could have a material adverse effect on our results of operations and cash flows from operations.

Our dependence on technology could have a material adverse effect on our business.

All Consumer Loans submitted to us for assignment are processed through our internet-based CAPS application, which enables our Dealers to interact with our proprietary credit scoring system. Our Consumer Loan servicing platform is also technology based. We rely on these systems to record and process significant amounts of data quickly and accurately and believe that these systems provide us with a competitive advantage. All of these systems are dependent upon computer and telecommunications equipment, software systems and Internet access. The temporary or permanent loss of any components of these systems through hardware failures, software errors, operating malfunctions, the vulnerability of the Internet or otherwise could interrupt our business operations, harm our business and adversely affect our competitive advantage. In addition, our competitors could create or acquire systems similar to ours, which would adversely affect our competitive advantage.

Our systems, and the equipment, software and Internet access on which they depend, may be subject to cyber attacks, security breaches and other cybersecurity incidents. Although the cybersecurity incidents we have experienced to date have not had a material effect on our business, financial condition or results of operations, there can be no assurance that cybersecurity incidents will not have a material adverse effect on us in the future.

We rely on a variety of measures to protect our technology and proprietary information, including copyrights, trade secrets and patents. However, these measures may not prevent misappropriation or infringement of our intellectual property or proprietary information, which would adversely affect us. In addition, our competitors or other third parties may allege that our systems, processes or technologies infringe their intellectual property rights.

Our ability to integrate computer and telecommunications technologies into our business is essential to our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis. While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We cannot assure that adequate capital resources will be available to us at the appropriate time.

Reliance on third parties to administer our ancillary product offerings could adversely affect our business and financial results.

We have relationships with Third Party Product Providers (“TPPPs”) to administer vehicle service contract and GAP products underwritten by third party insurers and financed by us. We depend on these TPPPs to evaluate and pay claims in an accurate and timely manner. We also have relationships with TPPPs to sell and administer Global Positioning System (“GPS”) with Starter Interrupt Devices (“SID”) referred to as GPS-SID. If our relationships with these TPPPs were modified, disrupted, or terminated, we would need to obtain these services from an alternative administrator or provide them using our internal resources. We may be unable to replace these TPPPs with a suitable alternative in a timely and efficient manner on terms we consider acceptable, or at all. In the event we were unable to effectively administer our ancillary products offerings, we may need to eliminate or suspend our ancillary product offerings from our future business, we may experience a decline in the performance of our Consumer Loans, our reputation in the marketplace could be undermined, and our financial position, liquidity and results of operations could be adversely affected.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional team members could adversely affect our ability to operate profitably.

Our senior management average over 12 years of experience with us. Our success is dependent upon the management and the leadership skills of this team. In addition, competition from other companies to hire our team members possessing the necessary skills and experience required could contribute to an increase in team member turnover. The loss of any of these individuals or an inability to attract and retain additional qualified team members could adversely affect us. There can be no assurance that we will be able to retain our existing senior management or attract additional qualified team members.

Our reputation is a key asset to our business, and our business may be affected by how we are perceived in the marketplace.

Our reputation is a key asset to our business. Our ability to attract consumers through our Dealers is highly dependent upon external perceptions of our level of service, trustworthiness, business practices and financial condition. Negative publicity regarding these matters could damage our reputation among existing and potential consumers and Dealers, which could make it difficult for us to attract new consumers and Dealers and maintain existing Dealers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us.

The concentration of our Dealers in several states could adversely affect us.

Dealers are located throughout the United States. During the year ended December 31, 2012, our five largest states (measured by advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program) contained 31.7% of our Dealers. While we believe we have a diverse geographic presence, for the near term, we expect that significant amounts of Consumer Loan assignments will continue to be generated by Dealers in these five states due to the number of Dealers in these states and currently prevailing economic, demographic, regulatory, competitive and other conditions in these states. Changes to conditions in these states could lead to an increase in Dealer attrition or a reduction in demand for our service that could materially adversely affect our financial position, liquidity and results of operations.

Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and personally identifiable information of our customers and employees, on our computer networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

If third parties or our team members are able to breach our network security, the network security of a third party that we share information with or otherwise misappropriate our customers’ personal information, or if we give third parties or our team members improper access to our customers’ personal information, we could be subject to liability. This liability could include identity theft or other similar fraud-related claims. This liability could also include claims for other misuses or losses of personal information, including for unauthorized marketing purposes. Other liabilities could include claims alleging misrepresentation of our privacy and data security practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to secure online transmission of confidential consumer information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect sensitive customer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend capital and other resources to protect against, or alleviate problems caused by, security breaches or other cybersecurity incidents. Although we have experienced cybersecurity incidents from time to time that have not had a material effect on our business, financial condition or results of operations, there can be no assurance that a cyber attack, security breach or other cybersecurity incident will not have a material adverse effect on us in the future. Our security measures are designed to protect against security breaches, but our failure to prevent security breaches could subject us to liability, decrease our profitability and damage our reputation.

Reliance on our outsourced business functions could adversely affect our business.

We outsource certain business functions to third party service providers, which increases our operational complexity and decreases our control. We rely on these service providers to provide a high level of service and support, which subjects us to risks associated with inadequate or untimely service. In addition, if these outsourcing arrangements were not renewed or were terminated or the services provided to us were otherwise disrupted, we would have to obtain these services from an alternative provider or provide them using our internal resources. We may be unable to replace, or be delayed in replacing these sources and there is a risk that we would be unable to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner. In the future, we may outsource additional business functions. If any of these or other risks related to outsourcing were realized, our financial position, liquidity and results of operations could be adversely affected.

Natural disasters, acts of war, terrorist attacks and threats or the escalation of military activity in response to these attacks or otherwise may negatively affect our business, financial condition and results of operations.

Natural disasters, acts of war, terrorist attacks and the escalation of military activity in response to these attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, market disruptions and job losses. These events may have an adverse effect on the economy in general. Moreover, the potential for future terrorist attacks and the national and international responses to these threats could affect the business in ways that cannot be predicted. The effect of any of these events or threats could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Investing in Our Common Stock

A small number of our shareholders have the ability to significantly influence matters requiring shareholder approval and such shareholders have interests which may conflict with the interests of our other security holders.

As of March 21, 2013, based on filings made with the SEC and other information made available to us, our Chairman and founder owned approximately 48.5% of our common stock and Prescott General Partners,

LLC and its affiliates owned approximately 17.0% of our common stock. As a result, these few shareholders are able to significantly influence matters presented to shareholders, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs, including executive compensation arrangements. Their interests may conflict with the interests of our other security holders.

We may experience volatility in the market price of our common stock due to the low trading volume and limited public ownership of our common stock.

The market price of our common stock has fluctuated significantly in the past and is likely to continue to be highly volatile. In particular, the volatility of our shares is influenced by low trading volume and limited public ownership. For example, during 2012, our closing stock price fluctuated from a low of $78.47 a share to a high of $106.50 a share. Because 68.1% of our outstanding shares were owned by affiliates as of March 21, 2013, our stock is relatively less liquid and therefore more susceptible to large price fluctuations than many other companies’ shares. As a result, you may be unable to sell your shares of common stock at or above the offering price.

In addition to the other risk factors discussed elsewhere in this prospectus, the price of our common stock may fluctuate significantly in response to the following factors, among others, some of which are beyond our control:

•	general market conditions;

•	actual or anticipated fluctuations in our annual or quarterly results of operations or those of other companies in our industry;

•	changes in our business, operations, or prospects;

•	changes in our capital structure, such as future issuances of common stock or other securities or the incurrence of additional debt;

•	changes in the regulatory environment;

•	developments in our business or in our industry generally;

•	the hiring or departure of key personnel;

•	announcements of strategic actions, developments or other material events (such as new products or services, acquisitions, dispositions, restructurings or financings) by us or our competitors;

•

financial results that fail to meet public market analysts’ expectations and changes in stock market analysts’ recommendations regarding us, other auto finance companies, or the auto finance industry in general;

•	changes in market valuations of other companies in our industry;

•	adverse judgments or settlements obligating us to pay damages;

•	acts of war, terrorism, or national calamities;

•	changes in industry, domestic and international market and economic conditions;

•	actual or anticipated sales of our common stock by existing shareholders, whether in the market or in subsequent public offerings; and

•	decisions by investors to de-emphasize investment categories, groups or strategies that include our company or industry.

In addition, the stock market has recently experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company’s stock drops significantly, shareholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources or otherwise harm our business.

Future sales of our common stock by us or our existing shareholders could cause our stock price to decline.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of March 21, 2013, stock options for a total of 70,000 shares of our common stock were outstanding under our equity incentive plans, of which options for a total of 70,000 shares were currently exercisable at a weighted average exercise price of $17.25 per share. All of the shares issuable on exercise of such vested options would be eligible for sale in the public market. Additionally, as of March 21, 2013, 1,091,910 shares of our common stock are subject to currently outstanding restricted stock units and 322,415 shares of our common stock are reserved for future issuance under our equity-based compensation plans.

As of March 21, 2013, pursuant to a Voting and Divestiture Agreement dated December 6, 2001, Donald A. Foss had sole voting power and dispositive power over (i) 2,878,752 shares owned beneficially and of record by Karol A. Foss and (ii) 3,813,898 shares owned beneficially and of record by Jill Foss Watson. The Voting and Divestiture Agreement dated December 6, 2001 expires on December 6, 2013, at which time decision-making authority regarding the sale of such shares will no longer be held by Mr. Foss. Ms. Foss and Ms. Foss Watson will each be able to exercise sole voting and dispositive power over their respective shares owned beneficially and of record, and as a result, will be able to make independent determinations as to timing and volume of sales of such shares of common stock of the Company. See “Shares Eligible for Future Sale.”

In addition, we currently have the ability to offer and sell common stock, preferred stock, warrants, debt and convertible securities under a currently effective universal shelf registration statement. We may issue equity securities in the future, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Sales of a substantial number of shares of our common stock or other equity securities could be substantially dilutive to our shareholders. These sales may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. Moreover, to the extent that we issue restricted stock units, restricted stock, options, or warrants to purchase our common stock in the future and those options or warrants are exercised or as the restricted stock units and restricted stock vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase a pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. Our articles of incorporation provide that we have authority to issue 80,000,000 shares of common stock and 1,000,000 shares of preferred stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our stock price and trading volume could decline.

The trading market for our common stock depends in part on research and reports that securities or industry analysts publish about us or our business. We currently have limited research coverage by securities and industry analysts. Lack of research coverage could negatively impact the market for our common stock. In the event additional securities or industry analysts do initiate coverage of our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about us, our stock price would likely decline.

We do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid any dividends on our common stock, and we have no current plans to pay quarterly or annual dividend payments to our shareholders. Future dividend payments, if any, will depend on our results of operations, financial condition, capital expenditure plans and other obligations and circumstances, and will be at the sole discretion of our board of directors. Our credit agreement contains financial covenants that require a minimum ratio of our earnings before interest, taxes and non-cash expenses to fixed charges. These covenants also limit the maximum ratio of our funded debt to tangible net worth. Additionally, we must maintain consolidated net income of not less than $1 for the two most recently ended fiscal quarters. The indenture governing our senior notes also contains covenants that limit the maximum ratio of our funded debt to tangible net worth and also require a minimum collateral coverage ratio. Some of these debt covenants may indirectly limit the repurchase of common stock or payment of dividends on common stock. Therefore, you should not anticipate receiving any cash dividends on our common stock in the foreseeable future.

Our corporate documents and Michigan law contain provisions that may make it more difficult for us to be acquired.

The Michigan Business Corporation Act (“MBCA”) and our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive our shareholders of any opportunity to sell their shares of common stock at prices higher than the prevailing market prices. See “Description of our Capital Stock—Provisions That May Discourage Takeovers.”

Our board of directors has the authority, without shareholder approval, to issue shares of preferred stock and to fix the rights, preferences, privileges and restrictions of these shares without any further vote or action by our shareholders. Our board of directors also has the authority to increase its own size and fill the resulting vacancies until the next annual meeting of the shareholders. Chapter 7A of the MBCA contains provisions that make it more difficult for a 10% shareholder, or its officers, to acquire a company. We are currently not governed by the provisions of Chapter 7A but may opt in at any time by resolution of our board of directors. These provisions of our charter, bylaws and Michigan law may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. This effect could occur even if our shareholders consider the change in control to be in their best interest.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “estimate,” “intend,” “plan,” “target” or similar expressions, we are making forward-looking statements. These forward-looking statements represent our outlook only as of the date of this prospectus supplement. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include the following:

•	Our inability to accurately forecast and estimate the amount and timing of future collections could have a material adverse effect on results of operations.

•	We may be unable to execute our business strategy due to current economic conditions.

•	We may be unable to continue to access or renew funding sources and obtain capital needed to maintain and grow our business.

•	The terms of our debt limit how we conduct our business.

•	A violation of the terms of our Term ABS facilities or Warehouse facilities could have a materially adverse impact on our operations.

•

The conditions of the U.S. and international capital markets may adversely affect lenders with which we have relationships, causing us to incur additional costs and reducing our sources of liquidity, which may adversely affect our financial position, liquidity and results of operations.

•	Our substantial debt could negatively impact our business, prevent us from satisfying our debt obligations and adversely affect our financial condition.

•	Due to competition from traditional financing sources and non-traditional lenders, we may not be able to compete successfully.

•	We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

•	Interest rate fluctuations may adversely affect our borrowing costs, profitability and liquidity.

•

Reduction in our credit rating could increase the cost of our funding from, and restrict our access to, the capital markets and adversely affect our liquidity, financial condition and results of operations.

•	We may incur substantially more debt and other liabilities. This could exacerbate further the risks associated with our current debt levels.

•	The regulation to which we are or may become subject could result in a material adverse effect on our business.

•

Adverse changes in economic conditions, the automobile or finance industries or the non-prime consumer market could adversely affect our financial position, liquidity and results of operations, the ability of key vendors that we depend on to supply us with services and our ability to enter into future financing transactions.

•	Litigation we are involved in from time to time may adversely affect our financial condition, results of operations and cash flows.

•	Changes in tax laws and the resolution of uncertain income tax matters could have a material adverse effect on our results of operations and cash flows from operations.

•	Our dependence on technology could have a material adverse effect on our business.

•	Reliance on third parties to administer our ancillary product offerings could adversely affect our business and financial results.

•	We are dependent on our senior management, and the loss of any of these individuals or an inability to hire additional team members could adversely affect our ability to operate profitably.

•	Our reputation is a key asset to our business, and our business may be affected by how we are perceived in the marketplace.

•	The concentration of our Dealers in several states could adversely affect us.

•	Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation.

•	Reliance on our outsourced business functions could adversely affect our business.

•

Natural disasters, acts of war, terrorist attacks and threats or the escalation of military activity in response to these attacks or otherwise may negatively affect our business, financial condition and results of operations.

•

A small number of our shareholders have the ability to significantly influence matters requiring shareholder approval and such shareholders have interests which may conflict with the interests of our other security holders.

•	We may experience volatility in the market price of our common stock due to the low trading volume and limited public ownership of our common stock.

•	Future sales of our common stock by us or our existing shareholders could cause our stock price to decline.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our stock price and trading volume could decline.

•	We do not anticipate paying any cash dividends in the foreseeable future.

•	Our corporate documents and Michigan law contain provisions that may make it more difficult for us to be acquired.

•	The other factors described under “Risk Factors.”

For a more detailed description of these risks and uncertainties and other factors you should consider before purchasing our common stock, see the section entitled “Risk Factors” beginning on page S-14 of this prospectus supplement and beginning on page 2 of the accompanying prospectus dated April 8, 2013 for important factors that could cause our actual results to differ materially from the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus and presented elsewhere by our management from time to time. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Other factors not currently anticipated by management may also materially and adversely affect our results of operations. We do not undertake, and expressly disclaim any obligation, to update or alter our statements whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

PRICE RANGE OF COMMON STOCK

Our common stock trades on The NASDAQ Global Select Market under the symbol “CACC.” As of March 21, 2013, there were 23,587,496 shares of our common stock outstanding. As of March 21, 2013, there were 159 shareholders of record and approximately 4,100 beneficial holders of our common stock based upon securities position listings furnished to us. The following table provides the high and low intraday sales prices per share during the periods indicated as reported on The NASDAQ Global Select Market.

	High	Low
Year ended December 31, 2013
Second quarter (through April 5, 2013)	$121.85	$116.74
First quarter	128.90	95.54
Year ended December 31, 2012
Fourth quarter	102.58	80.40
Third quarter	104.97	83.82
Second quarter	101.81	80.00
First quarter	107.09	76.95
Year ended December 31, 2011
Fourth quarter	93.10	60.09
Third quarter	86.87	56.55
Second quarter	84.50	71.00
First quarter	72.55	53.04
Year ended December 31, 2010
Fourth quarter	63.58	54.12
Third quarter	63.45	47.18
Second quarter	49.65	41.24
First quarter	53.97	38.57

On April 5, 2013, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $117.25.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock, and we have no current plans to pay quarterly or annual dividend payments to our shareholders. Future dividend payments, if any, will depend on our results of operations, financial condition, capital expenditure plans and other obligations and circumstances, and will be at the sole discretion of our board of directors. Our credit agreement contains financial covenants that require a minimum ratio of our earnings before interest, taxes and non-cash expenses to fixed charges. These covenants also limit the ratio of our funded debt to tangible net worth. Additionally, we must maintain consolidated net income of not less than $1 for the two most recently ended fiscal quarters. The indenture governing our senior notes also contains covenants that limit the maximum ratio of our funded debt to tangible net worth and also require a minimum collateral coverage ratio. Some of these debt covenants may indirectly limit the repurchase of our common stock or payment of dividends on our common stock. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2012. You should read this table in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto appearing in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

(In millions, except share and per share data)	As of December 31, 2012
(Audited)
Cash and cash equivalents	$9.0

Long-term debt, including current portion:
Revolving secured line of credit facility (1)	$43.5
Revolving secured warehouse facilities (2)	118.9
Asset-backed secured financings	734.1
Mortgage note (3)	4.0
Senior notes (4)	350.3

Total long-term debt, including current portion	1,250.8

Shareholders’ equity:
Preferred stock ($.01 par value, 1,000,000 shares authorized, none issued)	—
Common stock ($.01 par value, 80,000,000 shares authorized; 24,114,896 shares issued and outstanding)	0.2
Paid-in capital	53.4
Retained earnings	568.4
Accumulated other comprehensive loss	(0.1)

Total shareholders’ equity	621.9

Total capitalization	$1,872.7

(1)	Our revolving secured line of credit facility provides for up to $235.0 million of borrowings, subject to borrowing base limitations and other specified terms and conditions, and has a maturity date of June 22, 2015. As of December 31, 2012, total borrowings under our revolving credit facility were $43.5 million, and the interest rate on those borrowings was 2.08% per annum.

(2)	We have three warehouse facilities with total borrowing capacity of $475.0 million. Each of the facilities is with a different institutional investor, and the facility limits are $325.0 million for Warehouse Facility II and $75 million for each of Warehouse Facility III and IV. During the second quarter of 2012, we extended the date on which Warehouse Facility III will cease to revolve from September 10, 2013 to September 10, 2015. During the fourth quarter of 2012, we extended the date on which Warehouse Facility II will cease to revolve from June 17, 2014 to December 27, 2015. During the second quarter of 2013, we extended the date on which Warehouse Facility IV will cease to revolve from February 19, 2014 to April 5, 2016. The interest rate on borrowings under the facility was decreased from LIBOR plus 2.75% to LIBOR plus 2.25%. There were no other material changes to the terms of the facility.

As of December 31, 2012, total borrowings under our $325.0 million secured Warehouse Facility II were $81.3 million, and the interest rate on those borrowings was 2.22% per annum. Our $325.0 million secured warehouse facility ceases to revolve on December 27, 2015.

As of December 31, 2012, there were no borrowings under our $75.0 million secured Warehouse Facility III. Our $75.0 million secured warehouse facility ceases to revolve on September 10, 2015.

As of December 31, 2012, total borrowings under our $75.0 million secured Warehouse Facility IV were $37.6 million, and the interest rate on those borrowings was 2.96% per annum. Our $75.0 million secured warehouse facility ceases to revolve on April 5, 2016.

(3)	As of December 31, 2012, we had $4.0 million outstanding on the mortgage note on our Southfield, Michigan headquarters.

(4)	Represents $350.0 million aggregate principal amount of our 9.125% First Priority Senior Secured Notes due 2017, net of unamortized debt premium.

SELECTED FINANCIAL AND OTHER DATA

Our selected historical consolidated statement of income and other financial data for the years ended December 31, 2012, 2011 and 2010, and our summary historical consolidated balance sheet data as of December 31, 2012 and 2011, are derived from our audited consolidated financial statements appearing in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement. Our selected historical consolidated statement of income and other financial data for the years ended December 31, 2009 and 2008, and our summary historical consolidated balance sheet data as of December 31, 2010, 2009 and 2008, are derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement.

The selected financial data presented below represents or is derived from portions of our financial statements and is not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto appearing in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

Historical results are not necessarily indicative of future performance or results of operations. Amounts are in millions, except share and per share data.

	Years Ended December 31,
	2012	2011	2010	2009	2008
Income Statement Data:
Revenue	$609.2	$525.2	$442.1	$380.7	$312.2
Costs and expenses:
Salaries and wages	82.2	63.0	61.3	66.9	69.0
General and administrative	30.5	25.6	26.4	30.4	27.5
Sales and marketing	31.2	23.6	19.7	14.8	16.8
Provision for credit losses	24.0	29.0	10.0	(12.2)	46.0
Interest	63.4	57.2	47.8	32.4	43.2
Provision for claims	34.8	30.4	23.4	19.3	2.7

Total costs and expenses	266.1	228.8	188.6	151.6	205.2

Income from continuing operations before provision for income taxes	343.1	296.4	253.5	229.1	107.0
Provision for income taxes	123.4	108.4	83.4	83.0	39.9

Income from continuing operations	219.7	188.0	170.1	146.1	67.1
Gain from discontinued operations	—	—	—	0.2	0.1

Net income	$219.7	$188.0	$170.1	$146.3	$67.2

Net income per share:
Basic	$8.65	$7.15	$5.79	$4.78	$2.22

Diluted	$8.58	$7.07	$5.67	$4.62	$2.16

Income from continuing operations per share:
Basic	$8.65	$7.15	$5.79	$4.77	$2.22

Diluted	$8.58	$7.07	$5.67	$4.61	$2.16

Gain from discontinued operations per share:
Basic	$—	$—	$—	$0.01	$—

Diluted	$—	$—	$—	$0.01	$—

Weighted average shares outstanding:
Basic	25,409,655	26,302,289	29,393,309	30,590,142	30,249,783
Diluted	25,598,956	26,600,855	29,984,819	31,668,895	31,105,043

	Years Ended December 31,
	2012	2011	2010	2009	2008
Balance Sheet Data (end of period):
Loans receivable, net(1)	$1,933.5	$1,598.6	$1,218.0	$1,050.0	$1,017.9
All other assets	199.7	160.0	125.5	126.2	121.5

Total assets	$2,133.2	$1,758.6	$1,343.5	$1,176.2	$1,139.4

Total debt	$1,250.8	$997.9	$685.6	$507.0	$641.7
Other liabilities	260.5	220.7	183.4	171.0	159.9

Total liabilities	1,511.3	1,218.6	869.0	678.0	801.6
Shareholders’ equity(2)	621.9	540.0	474.5	498.2	337.8

Total liabilities and shareholders’ equity	$2,133.2	$1,758.6	$1,343.5	$1,176.2	$1,139.4

Other Financial and Operating Data:
Net cash provided by operating activities	$308.6	$275.7	$200.7	$160.4	$159.8
Adjusted return on capital(3)(4)	14.7%	16.8%	17.7%	14.6%	11.3%
Economic profit(4)(5)	$159.6	$143.1	$112.7	$79.1	$47.0
Adjusted return on equity(4)(6)	36.5%	40.5%	32.5%	29.6%	26.4%
Return on equity(6)	38.2%	40.1%	33.9%	35.4%	22.3%

(1)	At December 31, 2012, 2011, 2010, 2009 and 2008, Loans receivable, net includes Loans receivable, net of $1,064.9 million, $874.9 million, $417.6 million, $571.6 million and $792.5 million, respectively, that have been sold for legal purposes in connection with our Term ABS financings and Warehouse facilities, which sales, however, do not satisfy the requirements for accounting sale treatment. These Loans receivable are available only for payment of the related Term ABS financings and other obligations issued or arising in the applicable Term ABS financing transaction; they are not available to pay our other obligations or the claims of our other creditors. We hold the right to the excess cash flows not needed to pay the Term ABS financings issued or arising in our Term ABS financings and Warehouse facilities. See Note 8, Debt, in the notes to our consolidated financial statements appearing in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

(2)	No dividends were paid during the periods presented.

(3)	Adjusted return on capital is defined as adjusted net income plus adjusted interest expense after-tax divided by adjusted average capital. The derivation of each of adjusted net income, adjusted interest expense after-tax and adjusted average capital is set forth in footnote 4.

(4)	Adjusted financial results are provided to help investors understand our financial performance. The financial data below is not consistent with GAAP, unless labeled otherwise. We use adjusted financial information internally to measure financial performance and to determine incentive compensation. The table below shows our results following adjustments to reflect non-GAAP accounting methods. Material adjustments are explained in the footnotes to that table and the footnote to the subsequent table, relating to Floating Yield Adjustment and Program Fee Yield Adjustment. Measures such as adjusted average capital, adjusted net income, adjusted net income per diluted share, adjusted net income plus interest expense after-tax, adjusted return on capital, adjusted return on equity, adjusted interest expense after-tax, adjusted average shareholders’ equity and economic profit are all non-GAAP financial measures. These non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

Adjusted financial results for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 include the following:

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Economic profit	$159.6	$143.1	$112.7	$79.1	$47.0
Adjusted average capital	$1,742.8	$1,371.1	$1,074.2	$998.7	$975.0
Adjusted return on equity	36.5%	40.5%	32.5%	29.6%	26.4%
Adjusted net income	$216.2	$194.1	$160.5	$125.1	$82.8
Adjusted interest expense after-tax	$39.9	$36.0	$30.1	$20.9	$27.0
Adjusted net income plus adjusted interest expense after-tax	$256.1	$230.1	$190.6	$146.0	$109.8
Adjusted return on capital	14.7%	16.8%	17.7%	14.6%	11.3%
Cost of capital (a)	5.5%	6.4%	7.2%	6.7%	6.4%
Adjusted average shareholders’ equity	$592.4	$478.8	$493.1	$423.2	$314.2
GAAP diluted weighted average shares outstanding	25,598,956	26,600,855	29,984,819	31,668,895	31,105,043
Adjusted net income per diluted share	$8.45	$7.30	$5.35	$3.95	$2.66

(a)	The cost of capital includes both a cost of equity and a cost of debt. The cost of equity capital is determined based on a formula that considers the risk of the business and the risk associated with our use of debt. The formula utilized for determining the cost of equity capital is as follows: (the average 30 year treasury rate + 5%) + [(1 – tax rate) x (the average 30 year treasury rate + 5% – pre-tax average cost of debt rate) x average debt/(average equity + average debt x tax rate)]. For the periods presented, the average 30 year treasury rate and the adjusted pre-tax average cost of debt were as follows:

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Average 30 year treasury rate	2.9%	3.9%	4.2%	4.0%	4.3%
Adjusted pre-tax average cost of debt	5.5%	6.4%	8.2%	5.8%	6.5%

The following table provides a reconciliation of the non-GAAP measures set forth above to GAAP measures. All after-tax adjustments are calculated using a 37% tax rate as we estimate that to be our long term average effective tax rate. Certain amounts do not recalculate due to rounding.

	Years Ended December 31,
	2012	2011	2010	2009	2008
Economic profit
Adjusted return on capital	14.7%	16.8%	17.7%	14.6%	11.3%
Cost of capital	5.5%	6.4%	7.2%	6.7%	6.4%

Adjusted return on capital in excess of cost of capital	9.2%	10.4%	10.5%	7.9%	4.9%
Adjusted average capital	$1,742.8	$1,371.1	$1,074.2	$998.7	$975.0

Economic profit	$159.6	$143.1	$112.7	$79.1	$47.0

Adjusted average capital
GAAP average debt	$1,150.4	$892.3	$581.1	$575.5	$660.8
GAAP average shareholders’ equity	581.3	469.7	488.4	411.0	302.8
Floating yield adjustment(a)	11.1	9.4	5.2	13.2	13.8
Program fee yield adjustment(b)	—	(0.3)	(0.5)	(1.0)	(2.4)

Adjusted average capital	$1,742.8	$1,371.1	$1,074.2	$998.7	$975.0

Adjusted net income
GAAP net income	$219.7	$188.0	$170.1	$146.3	$67.2
Floating yield adjustment (after-tax)(a)	—	7.1	0.5	(19.6)	13.1
Program fee yield adjustment (after-tax)(b)	—	0.3	0.3	0.8	2.1
Adjustment to record taxes at 37%	(3.5)	(1.3)	(10.4)	(1.8)	0.3
Other (Discontinued Operations & Interest expense on interest rate swaps)	—	—	—	(0.6)	0.1

Adjusted net income	$216.2	$194.1	$160.5	$125.1	$82.8

	Years Ended December 31,
	2012	2011	2010	2009	2008

Adjusted interest expense (after-tax)
GAAP interest expense	$63.4	$57.2	$47.8	$32.4	$43.2
Adjustment to record tax effect at 37%	(23.5)	(21.2)	(17.7)	(12.3)	(15.9)
Other (Interest expense on interest rate swaps $0.8)	—	—	—	0.8	(0.3)

Adjusted interest expense (after-tax)	$39.9	$36.0	$30.1	$20.9	$27.0

Adjusted return on capital
Adjusted net income	$216.2	$194.1	$160.5	$125.1	$82.8
Adjusted interest expense (after-tax)	39.9	36.0	30.1	20.9	27.0

Adjusted net income plus interest expense (after-tax)	$256.1	$230.1	$190.6	$146.0	$109.8

Adjusted return on capital	14.7%	16.8%	17.7%	14.6%	11.3%

Adjusted average shareholders’ equity
GAAP average shareholders’ equity	$581.3	$469.7	$488.4	$411.0	$302.8
Floating yield adjustment(a)	11.1	9.4	5.2	13.2	13.8
Floating yield adjustment(b)	—	(0.3)	(0.5)	(1.0)	(2.4)

Adjusted average shareholders’ equity	$592.4	$478.8	$493.1	$423.2	$314.2

(a)	Floating Yield Adjustment

The purpose of this adjustment is to modify the calculation of our GAAP-based finance charge revenue so that favorable and unfavorable changes in expected cash flows from Loans receivable are treated consistently. To make the adjustment understandable, we must first explain how GAAP requires us to account for finance charge revenue, our primary revenue source.

The finance charge revenue we will recognize over the life of the loan equals the cash inflows from our Loan portfolio less cash outflows to acquire the Loans. Our GAAP finance charge revenue is based on estimates of future cash flows and is recognized on a level-yield basis over the estimated life of the Loan. With the level-yield approach, the amount of finance charge revenue recognized from a Loan in a given period, divided by the loan asset, is a constant percentage. Under GAAP, favorable changes in expected cash flows are treated as increases to the yield and are recognized over time, while unfavorable changes are recorded as a current period expense. The non-GAAP methodology that we use (the “floating yield” method) is identical to the GAAP approach except that, under the “floating yield” method, all changes in expected cash flows (both positive and negative) are treated as yield adjustments and therefore impact earnings over time. The GAAP treatment always results in a lower carrying value of the Loan receivable asset, but may result in either higher or lower earnings for any given period depending on the timing and amount of expected cash flow changes.

We believe adjusted earnings, which include the floating yield adjustment, are a more accurate reflection of the performance of our business, since both favorable and unfavorable changes in estimated cash flows are treated consistently.

(b)	Program Fee Yield Adjustment

The purpose of this adjustment is to make the results for program fee revenue comparable across time periods. In 2001, the Company had begun charging Dealers a monthly program fee. In accordance with GAAP, this fee was being recorded as revenue in the month the fee was charged. However, based on feedback from field sales personnel and Dealers, the Company concluded that structuring the fee in this way was contributing to increased dealer attrition. To address the problem, the Company changed its method for collecting these fees.

As of January 1, 2007, the Company began to take the program fee out of future Dealer Holdback payments instead of collecting it in the current period. The change reduced per unit profitability, since cash that previously was collected immediately is now collected over time. In addition, the change required us to modify our GAAP accounting method for program fees. Starting January 1, 2007, the Company began to record program fees for GAAP purposes as an adjustment to the loan yield, effectively recognizing the fees over the term of the Dealer Loan. This revised GAAP treatment is more consistent with the cash economics. To allow for proper comparisons, the program fee adjustment applies the revised GAAP treatment to all pre-2007 periods. (Starting in 2012, this adjustment is no longer required since all pre-2007 program fees have now been fully recognized.)

(5)	Economic profit is the product of (x) the adjusted return on capital in excess of the cost of capital and (y) the adjusted average capital. The derivation of each of adjusted return on capital, cost of capital and adjusted average capital is set forth in footnote 4.

(6)	Adjusted return on equity is defined as adjusted net income divided by adjusted average shareholders’ equity. The derivation of each of adjusted net income and adjusted average shareholders’ equity is set forth in footnote 4. Return on equity is defined as net income divided by average shareholders’ equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

Overview

We offer automobile dealers financing programs that enable them to sell vehicles to consumers regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

For the year ended December 31, 2012, consolidated net income was $219.7 million, or $8.58 per diluted share, compared to $188.0 million, or $7.07 per diluted share, for the same period in 2011 and $170.1 million, or $5.67 per diluted share, for the same period in 2010. The growth in 2012 and 2011 consolidated net income was primarily due to an increase in the average balance of our Loan portfolio.

Critical Success Factors

Critical success factors include our ability to access capital on acceptable terms, accurately forecast Consumer Loan performance, and maintain or grow Consumer Loan volume at the level and on the terms that we anticipate, with an objective to maximize economic profit. Economic profit is a financial metric we use to evaluate our financial results and determine incentive compensation. Economic profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business.

Access to Capital

Our strategy for accessing capital on acceptable terms needed to maintain and grow the business is to: (1) maintain consistent financial performance; (2) maintain modest financial leverage; and (3) maintain multiple funding sources. Our funded debt to equity ratio is 2.0:1 as of December 31, 2012. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit; (2) Warehouse facilities; (3) Term ABS financings; and (4) Senior Notes.

Consumer Loan Performance

At the time a Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on the amount and timing of these forecasts and expected expense levels, an advance or one-time purchase payment is made to the related Dealer at a price designed to achieve an acceptable return on capital. If Consumer Loan performance equals or exceeds our initial expectation, it is likely our target return on capital will be achieved.

We use a statistical model to estimate the expected collection rate for each Consumer Loan at the time of assignment. We continue to evaluate the expected collection rate of each Consumer Loan subsequent to assignment. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. By comparing our current expected collection rate for each Consumer Loan with the rate we projected at the time of assignment, we are able to assess the accuracy of our initial forecast. The following table compares our forecast of Consumer Loan collection rates as of December 31, 2012, with the forecasts as of December 31, 2011, as of December 31, 2010, and at the time of assignment, segmented by year of assignment:

	Forecasted Collection Percentage as of				Variance in Forecasted Collection Percentage from
Consumer Loan Assignment Year	December 31, 2012	December 31, 2011	December 31, 2010	Initial Forecast	December 31, 2011	December 31, 2010	Initial Forecast
2003	73.8%	73.7%	73.7%	72.0%	0.1%	0.1%	1.8%
2004	73.0%	73.0%	73.0%	73.0%	0.0%	0.0%	0.0%
2005	73.6%	73.6%	73.7%	74.0%	0.0%	-0.1%	-0.4%
2006	69.9%	70.0%	70.2%	71.4%	-0.1%	-0.3%	-1.5%
2007	68.0%	68.1%	67.9%	70.7%	-0.1%	0.1%	-2.7%
2008	70.3%	70.0%	69.9%	69.7%	0.3%	0.4%	0.6%
2009	79.5%	79.4%	78.5%	71.9%	0.1%	1.0%	7.6%
2010	77.3%	76.8%	75.8%	73.6%	0.5%	1.5%	3.7%
2011	74.1%	73.2%	—	72.5%	0.9%	—	1.6%
2012	72.2%	—	—	71.4%	—	—	0.8%

Consumer Loans assigned in 2003 and 2009 through 2011 have yielded forecasted collection results materially better than our initial estimates, while Consumer Loans assigned in 2006 and 2007 have yielded forecasted collection results materially worse than our initial estimates. For all other assignment years presented, actual results have been very close to our initial estimates. For the year ended December 31, 2012, forecasted collection rates improved for Consumer Loans assigned during 2008 and 2010 through 2012 and were generally consistent with expectations at the start of the period for all other assignment years presented.

Forecasting collection rates precisely at Loan inception is difficult. With this in mind, we establish advance rates that are intended to allow us to achieve acceptable levels of profitability, even if collection rates are less than we currently forecast.

The following table presents forecasted Consumer Loan collection rates, advance rates, the spread (the forecasted collection rate less the advance rate) and the percentage of the forecasted collections that had been realized as of December 31, 2012. All amounts, unless otherwise noted, are presented as a percentage of the initial balance of the Consumer Loan (principal + interest). The table includes both Dealer Loans and Purchased Loans.

	As of December 31, 2012
Consumer Loan Assignment Year	Forecasted Collection %	Advance % (1)	Spread %	% of Forecast Realized (2)
2003	73.8%	43.4%	30.4%	99.7%
2004	73.0%	44.0%	29.0%	99.6%
2005	73.6%	46.9%	26.7%	99.5%
2006	69.9%	46.6%	23.3%	98.9%
2007	68.0%	46.5%	21.5%	98.0%
2008	70.3%	44.6%	25.7%	96.8%
2009	79.5%	43.9%	35.6%	94.9%
2010	77.3%	44.7%	32.6%	78.6%
2011	74.1%	45.5%	28.6%	50.9%
2012	72.2%	46.3%	25.9%	18.1%

(1)	Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

(2)	Presented as a percentage of total forecasted collections.

The risk of a material change in our forecasted collection rate declines as the Consumer Loans age. For 2009 and prior Consumer Loan assignments, the risk of a material forecast variance is modest, as we have currently realized in excess of 90% of the expected collections. Conversely, the forecasted collection rates for more recent Consumer Loan assignments are less certain as a significant portion of our forecast has not been realized.

The spread between the forecasted collection rate and the advance rate declined during the 2004 through 2007 period as we increased advance rates during this period in response to a more difficult competitive environment. During 2008 and 2009, the spread increased as the competitive environment improved and we reduced advance rates. In addition, during 2009, the spread was positively impacted by better than expected Consumer Loan performance. During the 2010 through 2012 period, the spread decreased as we again increased advance rates in response to the competitive environment.

The following table presents forecasted Consumer Loan collection rates, advance rates, and the spread (the forecasted collection rate less the advance rate) as of December 31, 2012 for Dealer Loans and Purchased Loans separately. All amounts are presented as a percentage of the initial balance of the Consumer Loan (principal + interest).

	Consumer Loan Assignment Year	Forecasted Collection %	Advance % (1)	Spread %
Dealer Loans	2007	67.9%	45.8%	22.1%
	2008	70.7%	43.3%	27.4%
	2009	79.5%	43.5%	36.0%
	2010	77.3%	44.4%	32.9%
	2011	74.0%	45.2%	28.8%
	2012	72.1%	46.0%	26.1%

Purchased Loans	2007	68.4%	49.1%	19.3%
	2008	69.7%	46.7%	23.0%
	2009	79.5%	45.3%	34.2%
	2010	77.1%	46.4%	30.7%
	2011	74.4%	48.2%	26.2%
	2012	73.0%	49.5%	23.5%

(1)	Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program as a percentage of the initial balance of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

The advance rates presented for each Consumer Loan assignment year change over time due to the impact of transfers between Dealer and Purchased Loans. Under our Portfolio Program, certain events may result in Dealers forfeiting their rights to Dealer Holdback. We transfer the Dealer’s Consumer Loans from the Dealer Loan portfolio to the Purchased Loan portfolio in the period this forfeiture occurs.

Although the advance rate on Purchased Loans is higher as compared to the advance rate on Dealer Loans, Purchased Loans do not require us to pay Dealer Holdback.

Consumer Loan Volume

The following table summarizes changes in Consumer Loan assignment volume in each of the last three years as compared to the same period in the previous year:

	Year over Year Percent Change
For the Year Ended December 31,	Unit Volume	Dollar Volume (1)
2010	23.2%	43.3%
2011	30.2%	43.5%
2012	6.7%	7.1%

(1)	Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

Consumer Loan assignment volumes depend on a number of factors including (1) the overall demand for our product, (2) the amount of capital available to fund new Loans, and (3) our assessment of the volume that our infrastructure can support. Our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints.

Unit and dollar volumes grew 6.7% and 7.1%, respectively, during 2012 as the number of active Dealers grew 33.0% and average volume per active Dealer declined 19.8%. We believe the decline in volume per Dealer is the result of increased competition. We increased advance rates throughout 2012, 2011 and 2010, which positively impacted unit and dollar volumes while reducing the return on capital we expect to earn on new assignments. We believe these advance rate increases had a positive impact on economic profit as we believe the positive impact of the increased dollar volume exceeded the negative impact of the reduced return on capital.

The following table summarizes the changes in Consumer Loan unit volume and active Dealers:

	For the Years Ended December 31,			% Change
	2012	2011	2010	2012 to 2011	2011 to 2010
Consumer Loan unit volume	190,023	178,074	136,813	6.7%	30.2%
Active Dealers (1)	5,319	3,998	3,206	33.0%	24.7%

Average volume per active Dealer	35.7	44.5	42.7	-19.8%	4.2%

(1)	Active Dealers are Dealers who have received funding for at least one Loan during the period.

The following table provides additional information on the changes in Consumer Loan unit volume and active Dealers:

	For the Years Ended December 31,			For the Years Ended December 31,
	2012	2011	% Change	2011	2010	% Change
Consumer Loan unit volume from Dealers active both periods	157,735	168,314	-6.3%	154,447	128,635	20.1%
Dealers active both periods	3,192	3,192	—	2,548	2,548	—

Average volume per Dealers active both periods	49.4	52.7	-6.3%	60.6	50.5	20.1%
Consumer Loan unit volume from new Dealers	31,705	22,419	41.4%	22,419	17,023	31.7%
New active Dealers (1)	2,070	1,403	47.5%	1,403	926	51.5%

Average volume per new active Dealers	15.3	16.0	-4.4%	16.0	18.4	-13.0%
Attrition (2)	-5.5%	-6.0%		-6.0%	-11.8%

(1)	New active Dealers are Dealers who enrolled in our program and have received funding for their first Loan from us during the period.

(2)	Attrition is measured according to the following formula: decrease in Consumer Loan unit volume from Dealers who have received funding for at least one Loan during the comparable period of the prior year but did not receive funding for any Loans during the current period divided by prior year comparable period Consumer Loan unit volume.

Consumer Loans are assigned to us as either Dealer Loans through our Portfolio Program or Purchased Loans through our Purchase Program. The following table summarizes the portion of our Consumer Loan volume that was assigned to us as Dealer Loans:

	For the Years Ended December 31,
	2012	2011	2010
Dealer Loan unit volume as a percentage of total unit volume	93.7%	92.5%	90.9%
Dealer Loan dollar volume as a percentage of total dollar volume (1)	92.0%	90.4%	88.7%

(1)	Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

For the year ended December 31, 2012, Dealer Loan unit and dollar volume as a percentage of total unit and dollar volume were generally consistent with the same periods in 2011 and 2010.

As of December 31, 2012 and 2011, the net Dealer Loans receivable balance was 88.0% and 85.4%, respectively, of the total net Loans receivable balance

Results of Operations

The following is a discussion of our results of operations and income statement data on a consolidated basis:

(In millions, except share and per share data)
	For the Years Ended December 31,			% Change
	2012	2011	2010	2012 to 2011	2011 to 2010
Revenue:
Finance charges	$538.2	$460.6	$388.0	16.8%	18.7%
Premiums earned	47.1	40.0	32.7	17.8%	22.5%
Other income	23.9	24.6	21.4	-2.8%	14.6%

Total revenue	609.2	525.2	442.1	16.0%	18.8%

Costs and expenses:
Salaries and wages	82.2	63.0	61.3	30.5%	2.8%
General and administrative	30.5	25.6	26.4	19.1%	-3.1%
Sales and marketing	31.2	23.6	19.7	32.2%	19.6%
Provision for credit losses	24.0	29.0	10.0	-17.2%	188.5%
Interest	63.4	57.2	47.8	10.8%	19.9%
Provision for claims	34.8	30.4	23.4	14.5%	29.7%

Total costs and expenses	266.1	228.8	188.6	16.3%	21.3%

Income before provision for income taxes	343.1	296.4	253.5	15.8%	16.9%
Provision for income taxes	123.4	108.4	83.4	13.8%	30.0%

Net income	$219.7	$188.0	$170.1	16.9%	10.6%

Net income per share:
Basic	$8.65	$7.15	$5.79	21.0%	23.5%

Diluted	$8.58	$7.07	$5.67	21.4%	24.7%

Weighted average shares outstanding:
Basic	25,409,655	26,302,289	29,393,309	-3.4%	-10.5%
Diluted	25,598,956	26,600,855	29,984,819	-3.8%	-11.3%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table highlights changes in net income for the year ended December 31, 2012, as compared to 2011:

(In millions)
Change
Net income for the year ended December 31, 2011	$188.0
Increase in finance charges	77.6
Increase in premiums earned	7.1
Decrease in other income	(0.7)
Increase in operating expenses (1)	(31.7)
Decrease in provision for credit losses	5.0
Increase in interest	(6.2)
Increase in provision for claims	(4.4)
Increase in provision for income taxes	(15.0)

Net income for the year ended December 31, 2012	$219.7

(1)	Operating expenses consist of salaries and wages, general and administrative, and sales and marketing expenses.

Finance Charges. For the year ended December 31, 2012, finance charges increased $77.6 million, or 16.8%, as compared to 2011. The increase was primarily the result of an increase in the average net Loans receivable balance partially offset by a decrease in the average yield on our Loan portfolio, as follows:

(Dollars in millions)
	For the Years Ended December 31,
	2012	2011	Change
Average net Loans receivable balance	$1,797.0	$1,425.1	$371.9
Average yield on our Loan portfolio	30.0%	32.3%	-2.3%

The following table summarizes the impact each component had on the increase in finance charges for the year ended December 31, 2012:

(In millions)	For the Year Ended December 31, 2012
Impact on finance charges:
Due to an increase in the average net Loans receivable balance	$120.2
Due to a decrease in the average yield	(42.6)

Total increase in finance charges	$77.6

The increase in the average net Loans receivable balance was primarily due to growth in new Loan volume throughout 2011 and 2012, which was primarily a result of increases in active Dealers. The average yield on our Loan portfolio for the year ended December 31, 2012 decreased as compared to the same period in 2011 due to lower yields on new Loans, partially offset by improvements in forecasted collection rates throughout 2011 and 2012.

Premiums Earned. For the year ended December 31, 2012, premiums earned increased $7.1 million, or 17.8%, as compared to 2011. The increase is primarily due to growth in the size of our reinsurance portfolio which resulted from growth in new Consumer Loan assignments throughout 2011 and 2012.

Other Income. For the year ended December 31, 2012, other income decreased $0.7 million, or 2.8%, as compared to 2011. The decrease in other income was primarily the result of the following:

•	A $5.5 million decrease in GAP profit sharing income, which was a result of the following:

•	Additional income recognized during 2011 as a result of a change we made to our revenue recognition during 2011 to begin recognizing this income as earned over the life of the GAP contracts.

•

A change made to our profit sharing income arrangement during 2012 that increased the total amount of income earned per GAP contract but reduced the amount recognized as other income. This reduction was more than offset by a higher fee per GAP contract that is recognized as finance charges.

•	A $3.9 million increase in GPS-SID fee income due to increases in both the fee earned per unit and the number of units purchased by dealers from TPPPs.

•	A $1.1 million increase in vehicle service contract profit sharing income as a result of a new profit sharing arrangement we entered into with one of our TPPPs during 2012.

Operating Expenses. For the year ended December 31, 2012, operating expenses increased $31.7 million, or 28.3%, as compared to the same period in 2011. The change in operating expenses is due to the following:

•

An increase in salaries and wages expense of $19.2 million, or 30.5%, which included a $10.3 million increase in stock-based compensation expense primarily attributable to the 15 year stock award granted to our Chief Executive Officer during the first quarter of 2012 and a $2.0 million increase in fringe benefits, primarily related to medical claims. Salaries and wages, excluding the increase in stock-based compensation and fringe benefits, increased $6.9 million including an increase of $4.2 million in loan servicing, $2.2 million for support functions and $0.5 million in loan originations.

•	An increase in sales and marketing expense of $7.6 million, or 32.2%, primarily as a result of the increase in the size of the field sales force.

•

An increase in general and administrative expense of $4.9 million, or 19.1%, primarily due to a $1.2 million increase in information technology expenses, a $1.1 million expense related to the termination of our relationship with a TPPP during the fourth quarter of 2012, a $1.1 million increase in legal expenses and $0.9 million in higher taxes primarily as a result of a property tax refund recognized in the first quarter of 2011.

Provision for Credit Losses. For the year ended December 31, 2012, the provision for credit losses decreased $5.0 million, or 17.2%, as compared to 2011. Under GAAP, when the present value of forecasted future cash flows decline relative to our expectations at the time of assignment, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established. For purposes of calculating the required allowance, Dealer Loans are grouped by Dealer and Purchased Loans are grouped by month of purchase. As a result, regardless of the overall performance of the portfolio of Consumer Loans, a provision can be required if any individual Loan pool performs worse than expected. Conversely, a previously recorded provision can be reversed if any previously impaired individual Loan pool experiences an improvement in performance.

During the year ended December 31, 2012, overall Consumer Loan performance exceeded our expectations at the start of the year. However, the performance of certain Loan pools declined from our expectations during the year, resulting in a provision for credit losses of $24.0 million for the year ended December 31, 2012, of which $27.1 million related to Dealer Loans partially offset by a reversal of provision of $3.1 million related to Purchased Loans. The provision for credit losses related to Dealer Loans includes $2.8 million in expense related to an enhancement made to the computations used to account for Dealer Loans during the fourth quarter of 2012. For additional information, see Note 5 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement. During the year ended December 31, 2011 overall Consumer Loan performance exceeded our expectations at the start of the year. However, the performance of certain Loan pools declined from our expectations during the year, resulting in a provision for credit losses of $29.0 million for the year ended December 31, 2011, of which $29.7 million related to Dealer Loans partially offset by a reversal of provision of $0.7 million related to Purchased Loans.

Interest. For the year ended December 31, 2012, interest expense increased $6.2 million, or 10.8%, as compared to 2011. The following table shows interest expense, the average outstanding debt balance, and the average cost of debt for the year ended December 31, 2012:

(Dollars in millions)	For the Years Ended December 31,
	2012	2011
Interest expense	$63.4	$57.2
Average outstanding debt balance	1,150.4	892.3
Average cost of debt	5.5%	6.4%

For the year ended December 31, 2012, the increase in interest expense is primarily due to the increase in the average outstanding debt balance, partially offset by a decline in our average cost of debt. The average outstanding debt balance increased compared to the same period in 2011 due to the use of the debt proceeds to fund the growth in new Consumer Loan assignments and stock repurchases. The decline in our average cost of debt was primarily a result of a change in the mix of our outstanding debt.

Provision for Claims. For the year ended December 31, 2012, provision for claims increased $4.4 million, or 14.5%, as compared to 2011. The increase was due to an increase in the size of our reinsurance portfolio partially offset by a decrease in claims paid per reinsured vehicle service contract.

Provision for Income Taxes. For the year ended December 31, 2012, the effective tax rate of 36.0% was generally consistent with the effective tax rate of 36.6% in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table highlights changes in net income for the year ended December 31, 2011, as compared to 2010:

(In millions)	Change
Net income for the year ended December 31, 2010	$170.1
Increase in finance charges	72.6
Increase in premiums earned	7.3
Increase in other income	3.2
Increase in operating expenses (1)	(4.8)
Increase in provision for credit losses	(19.0)
Increase in interest	(9.4)
Increase in provision for claims	(7.0)
Increase in provision for income taxes	(25.0)

Net income for the year ended December 31, 2011	$188.0

(1)	Operating expenses consist of salaries and wages, general and administrative, and sales and marketing expenses.

Finance Charges. For the year ended December 31, 2011, finance charges increased $72.6 million, or 18.7%, as compared to 2010. The increase was primarily the result of an increase in the average net Loans receivable balance partially offset by a decrease in the average yield on our Loan portfolio, as follows:

(Dollars in millions)	For the Years Ended December 31,
	2011	2010	Change
Average net Loans receivable balance	$1,425.1	$1,128.0	$297.1
Average yield on our Loan portfolio	32.3%	34.4%	-2.1%

The following table summarizes the impact each component had on the increase in finance charges for the year ended December 31, 2011:

(In millions)	For the Year Ended December 31, 2011
Impact on finance charges:
Due to an increase in the average net Loans receivable balance	$102.2
Due to a decrease in the average yield	(29.6)

Total increase in finance charges	$72.6

The increase in the average net Loans receivable balance was primarily due to growth in new Loan volume throughout 2010 and 2011, which was primarily a result of increases in active Dealers, the size of the average consumer loan assignment and advance rates. The average yield on our Loan portfolio for the year ended December 31, 2011 decreased as compared to the same period in 2010 due to lower yields on new Loans, partially offset by improvements in forecasted collection rates throughout 2010 and 2011.

Premiums Earned. For the year ended December 31, 2011, premiums earned increased $7.3 million, or 22.5%, as compared to 2010. The increase is primarily due to growth in the size of our reinsurance portfolio which resulted from growth in new Consumer Loan assignments throughout 2010 and 2011 that was partially offset by the termination of our arrangement with one of our TPPPs during the fourth quarter of 2009.

Other Income. For the year ended December 31, 2011, other income increased $3.2 million, or 14.6%, as compared to 2010. The increase in other income is primarily due to an increase in GAP profit sharing income and Dealer enrollment fees. The increase in GAP profit sharing income of $7.1 million was the result of an increase in the annual profit sharing payment received and recognized during the first quarter of 2011 and an acceleration in our revenue recognition for this income beginning in the second quarter of 2011. Under our arrangement with one of our TPPPs, we receive annual profit sharing payments based on the performance of our GAP program. Prior to the second quarter of 2011, we received and recognized GAP profit sharing payments annually in the first quarter of each year. During the second quarter of 2011, we began recognizing this income over the life of the GAP contracts.

These increases were partially offset by $5.4 million of income recognized during 2010 related to discontinued arrangements with a TPPP and a vendor that processes payments. We have not recognized any income related to these arrangements since the second quarter of 2010.

Operating Expenses. For the year ended December 31, 2011, operating expenses increased $4.8 million, or 4.4%, as compared to the same period in 2010. The change in operating expenses is due to the following:

•

An increase in sales and marketing expense of $3.9 million, or 19.6%, primarily due to increased sales commissions resulting from our growth in Consumer Loan assignment volume and the expansion of our sales force.

•

An increase in salaries and wages expense of $1.7 million, or 2.8%, resulting from higher servicing expenses associated with increased staffing levels needed to manage the greater volume of Consumer Loans in our portfolio, partially offset by reduced support expenses associated with information technology activities.

•

A decrease in general and administrative expense of $0.8 million, or 3.1%, primarily due to decreased support expenses, including consulting fees related to the development of software, a refund received in the current year from the successful appeal of a property tax assessment, and legal costs.

Provision for Credit Losses. For the year ended December 31, 2011, the provision for credit losses increased $19.0 million, or 188.5%, as compared to 2010. Under GAAP, when the present value of forecasted future cash flows decline relative to our expectations at the time of assignment, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established. For purposes of calculating the required allowance, Dealer Loans are grouped by Dealer and Purchased Loans are grouped by month of purchase. As a result, regardless of the overall performance of the portfolio of Consumer Loans, a provision can be required if any individual Loan pool performs worse than expected. Conversely, a previously recorded provision can be reversed if any previously impaired individual Loan pool experiences an improvement in performance.

During the year ended December 31, 2011, overall Consumer Loan performance exceeded our expectations at the start of the year. However, the performance of certain Loan pools declined from our expectations during the year, resulting in a provision for credit losses of $29.0 million for the year ended December 31, 2011, of which $29.7 million related to Dealer Loans partially offset by a reversal of provision of $0.7 million related to Purchased Loans. During the year ended December 31, 2010, overall Consumer Loan performance exceeded our expectations at the start of the year. However, the performance of certain Loan pools declined from our expectations during the year, resulting in a provision for credit losses of $10.0 million for the year ended December 31, 2010, of which $5.1 million related to Dealer Loans and $4.9 million related to Purchased Loans.

Interest. For the year ended December 31, 2011, interest expense increased $9.4 million, or 19.9%, as compared to 2010. The following table shows interest expense, the average outstanding debt balance, and the average cost of debt for the year ended December 31, 2011:

(Dollars in millions)	For the Years Ended December 31,
	2011	2010
Interest expense	$57.2	$47.8
Average outstanding debt balance	892.3	581.1
Average cost of debt	6.4%	8.2%

For the year ended December 31, 2011, the increase in interest expense is primarily due to the increase in the average outstanding debt balance, partially offset by a decline in our average cost of debt. The average outstanding debt balance increased compared to the same period in 2010 due to the use of the debt proceeds to fund the growth in new Consumer Loan assignments and stock repurchases. The decline in our average cost of debt resulted from a reduction in fixed fees as a percentage of average outstanding debt and a change in the mix of our outstanding debt.

Provision for Claims. For the year ended December 31, 2011, provision for claims increased $7.0 million, or 29.7%, as compared to 2010. The increase was due to an increase in the size of our reinsurance portfolio and an increase in claims paid per reinsured vehicle service contract.

Provision for Income Taxes. For the year ended December 31, 2011, the effective tax rate increased to 36.6%, from 32.9% compared to 2010. The increase is primarily due to the impact of the lower effective tax rate in the prior year resulting from the reversal of certain reserves for uncertain tax positions that were resolved and settled with the Internal Revenue Service (“IRS”) and adjustments to our state tax liability.

Liquidity and Capital Resources

We need capital to maintain and grow our business. Our primary sources of capital are cash flows from operating activities, collections of Consumer Loans and borrowings under: (1) a revolving secured line of credit; (2) Warehouse facilities; (3) Term ABS financings; and (4) Senior Notes. There are various restrictive debt covenants for each financing arrangement, and we are in compliance with those covenants as of December 31, 2012. For information regarding these financings and the covenants included in the related documents, see Note 8 to the consolidated financial statements contained in our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

During the first quarter of 2012, we completed a $201.3 million Term ABS financing which was used to repay outstanding indebtedness. The financing has an expected annualized cost of approximately 2.8% (including the initial purchaser’s fees and other costs) and it will revolve for 24 months after which it will amortize based upon the cash flows on the contributed loans.

During the second quarter of 2012, we commenced a tender offer to repurchase 1.0 million shares of our common stock at a price of $84.45 per share. Upon expiration of the tender offer during the second quarter of 2012, we repurchased 1.0 million common shares at a cost of $84.5 million. The settlement during the third quarter of 2012 was financed by borrowing under our revolving secured line of credit facility.

During the second quarter of 2012, we extended the maturity of our revolving secured line of credit facility from June 22, 2014 to June 22, 2015. Additionally, the amount of the facility was increased from $205.0 million to $235.0 million. The interest rate on borrowings under the facility was decreased from the prime rate plus 1.25% or the LIBOR rate plus 2.25%, at our option, to the prime rate plus 0.875% or the LIBOR rate plus 1.875%, at our option.

During the second quarter of 2012, we extended the date on which Warehouse Facility III will cease to revolve from September 10, 2013 to September 10, 2015. The maturity of the facility was also extended from September 10, 2014 to September 10, 2017. There were no other material changes to the terms of the facility.

During the third quarter of 2012, we completed a $252.0 million Term ABS financing which was used to repay outstanding indebtedness. The financing has an expected annualized cost of approximately 2.0% (including the initial purchaser’s fees and other costs) and it will revolve for 24 months after which it will amortize based upon the cash flows on the contributed loans.

During the fourth quarter of 2012, we extended the date on which Warehouse Facility II will cease to revolve from June 17, 2014 to December 27, 2015. The interest rate on borrowings under the facility was decreased from the commercial paper rate plus 2.75% to the commercial paper rate plus 2.00%. There were no other material changes to the terms of the facility.

During the second quarter of 2013, we extended the date on which Warehouse Facility IV will cease to revolve from February 19, 2014 to April 5, 2016. The interest rate on borrowings under the facility was decreased from LIBOR plus 2.75% to LIBOR plus 2.25%. There were no other material changes to the terms of the facility.

Cash and cash equivalents increased to $9.0 million as of December 31, 2012 from $4.7 million as of December 31, 2011. Our total balance sheet indebtedness increased to $1,250.8 million as of December 31, 2012 from $997.9 million as of December 31, 2011 due to the growth in new Consumer Loan assignments and stock repurchases.

Restricted cash and cash equivalents decreased to $92.4 million as of December 31, 2012 from $104.7 million as of December 31, 2011. The following table summarizes restricted cash and cash equivalents:

(In millions)	As of December 31,
	2012	2011
Cash related to secured financings	$90.2	$62.5
Cash held in trusts for future vehicle service contract claims (1)	2.2	42.2

Total restricted cash and cash equivalents	$92.4	$104.7

(1)	The unearned premium and claims reserve associated with the trusts are included in accounts payable and accrued liabilities in the consolidated balance sheets. As of December 31, 2012, the outstanding cash balance includes $2.2 million related to VSC Re. As of December 31, 2011, the outstanding cash balance includes $42.1 million related to VSC Re and $0.1 million related to a discontinued profit sharing arrangement.

As of December 31, 2012 and 2011, restricted securities available for sale were $46.1 million and $0.8 million, respectively. Restricted securities available for sale consist of amounts held in accordance with vehicle service contract trust agreements.

Contractual Obligations

A summary of the total future contractual obligations requiring repayments as of December 31, 2012 is as follows:

(In millions)	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Other
Long-term debt, including current maturities (1)	$1,250.5	$150.2	$669.0	$431.3	$—	$—
Dealer Holdback (2)	581.1	107.4	252.9	148.3	72.5	—
Operating lease obligations	4.9	1.0	1.8	1.8	0.3	—
Purchase obligations (3)	0.8	0.8	—	—	—	—
Other future obligations (4)	11.0	—	—	—	—	11.0

Total contractual obligations	$1,848.3	$259.4	$923.7	$581.4	$72.8	$11.0

(1)	Long-term debt obligations included in the above table consist solely of principal repayments. The amounts are presented on a gross basis to exclude the net unamortized debt premium of $0.3 million. We are also obligated to make interest payments at the applicable interest rates, as discussed in Note 8 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement. Based on the actual amounts outstanding under our revolving secured line of credit, our Warehouse facilities, and our Senior Notes as of December 31, 2012, the forecasted amounts outstanding on all other debt and the actual interest rates in effect as of December 31, 2012, interest is expected to be approximately $51.3 million during 2013; $44.1 million during 2014; and $83.9 million during 2015 and thereafter.

(2)	We have contractual obligations to pay Dealer Holdback to our Dealers. Payments of Dealer Holdback are contingent upon the receipt of consumer payments and the repayment of advances. The amounts presented represent our forecast as of December 31, 2012.

(3)	Purchase obligations consist primarily of contractual obligations related to our information system and facility needs.

(4)	Other future obligations included in the above table consist solely of reserves for uncertain tax positions. Payments are contingent upon examination and would occur in the periods in which the uncertain tax positions are settled.

Based upon anticipated cash flows, management believes that cash flows from operations and its various financing alternatives will provide sufficient financing for debt maturities and for future operations. Our ability to borrow funds may be impacted by economic and financial market conditions. If the various financing alternatives were to become limited or unavailable to us, our operations and liquidity could be materially and adversely affected.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP.

Our significant accounting policies are discussed in Note 2 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and involve a high degree of subjective or complex judgment, and the use of different estimates or assumptions could produce materially different financial results.

Finance Charge Revenue &

Allowance for Credit Losses

Balance Sheet Captions:	Loans receivable Allowance for credit losses

Income Statement Captions:	Finance charges Provision for credit losses

Nature of Estimates Required:	Estimating the amount and timing of future collections and Dealer Holdback payments.

Assumptions and Approaches Used:	For accounting purposes, we are not considered to be an originator of Consumer Loans, but instead are considered to be a lender to our Dealers for Consumer Loans assigned under our Portfolio Program, and a purchaser of Consumer Loans assigned under our Purchase Program. As a result of this classification, our accounting policies for recognizing finance charge revenue and determining our allowance for credit losses may be different from other lenders in our market, who, based on their different business models, may be considered to be a direct lender to consumers for accounting purposes. For additional information regarding our classification as a lender to our Dealers for accounting purposes, see Note 1 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

We recognize finance charges under the interest method such that revenue is recognized on a level-yield basis based upon forecasted cash flows. For Dealer Loans, finance charge revenue and the allowance for credit losses are calculated after first aggregating Dealer Loans outstanding for each Dealer. For the same purpose, Purchased Loans are aggregated according to the month the Loan was purchased. An allowance for credit losses is maintained at an amount that reduces the net asset value (Loan balance less the allowance) to the value of forecasted future cash flows discounted at the yield established at the time of assignment. The discounted value of future cash flows is comprised of estimated future collections on the Loans, less any estimated Dealer Holdback payments related to Dealer Loans. We write off Loans once there are no forecasted future collections on any of the associated Consumer Loans.

Actual cash flows from any individual Dealer Loan or pool of Purchased Loans are often different than estimated cash flows at the time of assignment. If such difference is favorable, the difference is recognized prospectively into income over the remaining life of the Dealer Loan or pool of Purchased Loans through a yield adjustment. If such difference is unfavorable, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established. Because differences between estimated cash flows at the time of assignment and actual cash flows occur often, an allowance is required for a significant portion of our Loan portfolio. An allowance for credit losses does not necessarily indicate that a Dealer Loan or pool of Purchased Loans is unprofitable, and in recent years, very seldom are cash flows from a Dealer Loan or pool of Purchased Loans insufficient to repay the initial amounts advanced or paid to the Dealer.

Future collections on Dealer and Purchased Loans are forecasted based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns. Dealer Holdback is forecasted based on the expected future collections and current advance balance of each Dealer Loan.

During the fourth quarter of 2012, we enhanced the computations used to account for Dealer Loans. The enhanced computations utilize a more sophisticated approach for determining the yields established at the time of assignment, future net cash flow streams and the present value of future cash flow streams. While the enhanced computations did not change these estimates significantly at the overall Dealer Loan portfolio level, we believe they improved the precision of these estimates at the individual Dealer level. Implementation of the enhanced computations reduced 2012 net income by $1.2 million.

Key Factors:	Variances in the amount and timing of future net cash flows from current estimates could materially impact earnings in future periods. A 1% decline in the forecasted future net cash flows on Loans as of December 31, 2012 would have reduced 2012 net income by approximately $7.7 million.

Premiums Earned
Balance Sheet Caption:	Accounts payable and accrued liabilities

Income Statement Caption:	Premiums earned

Nature of Estimates Required:	Estimating the pattern of future claims on vehicle service contracts.

Assumptions and Approaches Used:	Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to the expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. In developing our cost expectations, we stratify our historical claims experience into groupings based on contractual term, as this characteristic has led to different patterns of cost incurrence in the past. We will continue to update our analysis of historical costs under the vehicle service contract program as appropriate, including the consideration of other characteristics that may have led to different patterns of cost incurrence, and revise our revenue recognition timing for any changes in the pattern of our expected costs as they are identified.

Key Factors:	Variances in the pattern of future claims from our current estimates would impact the timing of premiums recognized in future periods. A 10% change in premiums earned for the year ended December 31, 2012 would have affected 2012 net income by approximately $3.0 million.

Stock-Based Compensation Expense
Balance Sheet Caption:	Paid-in capital

Income Statement Caption:	Salaries and Wages

Nature of Estimates Required:	Stock-based compensation expense is based on the fair value on the date the equity instrument is granted or awarded by us, and is recognized over the expected vesting period of the equity instrument. We also estimate expected forfeiture rates of restricted stock awards.

Assumptions and Approaches Used:	In recognizing restricted stock-based compensation expense, we make assumptions regarding the expected forfeiture rates of the restricted stock awards. We also make assumptions regarding the expected vesting dates of performance-based restricted stock awards.

The fair value of restricted stock awards are estimated as if they were vested and issued on the grant date and are recognized over the expected vesting period of the restricted stock award. For additional information, see Notes 2 and 14 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which are incorporated by reference in this prospectus supplement.

Key Factors:	Changes in the expected vesting dates of performance-based restricted stock awards and expected forfeiture rates would impact the amount and timing of stock-based compensation expense recognized in future periods. A 10% change in stock-based compensation expense for the year ended December 31, 2012 would have affected 2012 net income by approximately $0.8 million.

Litigation and Contingent Liabilities
Balance Sheet Caption:	Accounts payable and accrued liabilities

Income Statement Caption:	General and administrative expense

Nature of Estimates Required:	Estimating the likelihood of adverse legal judgments and any resulting damages owed.

Assumptions and Approaches Used:	With assistance from our legal counsel, we determine if the likelihood of an adverse judgment for various claims and litigation is remote, reasonably possible, or probable. To the extent we believe an adverse judgment is probable and the amount of the judgment is estimable, we recognize a liability. For information regarding the potential various claims against us, see Note 17 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

Key Factors:	Negative variances in the ultimate disposition of claims and litigation outstanding from current estimates could result in additional expense in future periods.

Uncertain Tax Positions
Balance Sheet Captions:	Income taxes receivable
Accounts payable and accrued liabilities

Income Statement Caption:	Provision for income taxes

Nature of Estimates Required:	Estimating the impact of an uncertain income tax position on the income tax return.

Assumptions and Approaches Used:	We follow a two-step approach for recognizing uncertain tax positions. First, we evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, for positions that we determine are more-likely-than-not to be sustained, we recognize the tax benefit as the largest benefit that has a greater than 50% likelihood of being sustained. We establish a reserve for uncertain tax positions liability that is comprised of unrecognized tax benefits and related interest. We adjust this liability in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or more information becomes available.

On June 7, 2010, we reached a settlement with the IRS which concluded the examination of our federal income tax returns for 2004 through 2008 and closed the respective years. As a result of the settlement, we agreed to pay a total of $7.6 million in federal and state taxes and interest related to these years. The settlement includes $6.2 million of taxes that represent an acceleration of taxes already provided for in prior periods and the payment did not have an impact on our net income during the reporting periods. We also concluded that all 2004 through 2008 uncertain federal jurisdiction tax positions taken in previous periods are effectively settled and we recorded a reversal of corresponding accrued reserves and interest. This reversal increased 2010 net income by $6.2 million. For additional information, see Note 11 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

Key Factors:	To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our effective income tax rate in future periods could be materially affected.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Market Risk

We are exposed primarily to market risks associated with movements in interest rates. Our policies and procedures prohibit the use of financial instruments for speculative purposes. A discussion of our accounting policies for derivative instruments is included in Note 2 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

Interest Rate Risk. We rely on various sources of financing, some of which contain floating rates of interest and expose us to risks associated with increases in interest rates. We manage such risk primarily by entering into interest rate cap and interest rate swap agreements.

As of December 31, 2012, we had $43.5 million of floating rate debt outstanding on our revolving secured line of credit, without interest rate protection. For every 1.0% increase in rates on our revolving secured line of credit, annual after-tax earnings would decrease by approximately $0.3 million, assuming we maintain a level amount of floating rate debt.

As of December 31, 2012, we had $81.3 million in floating rate debt outstanding under Warehouse Facility II covered by an interest rate cap with a cap rate of 6.75% on the underlying benchmark rate. Based on the difference between the underlying benchmark rate on Warehouse Facility II as of December 31, 2012 and the interest rate cap rate, the interest rate on Warehouse Facility II could increase by a maximum of 6.53%. This maximum interest rate increase would reduce annual after-tax earnings by approximately $3.3 million, assuming we maintain a level amount of floating rate debt.

As of December 31, 2012, we had two interest rate cap agreements outstanding to manage the interest rate risk on Warehouse Facility III. However, as of December 31, 2012, there was no floating rate debt outstanding under this facility.

As of December 31, 2012, we had $37.6 million in floating rate debt outstanding under Warehouse Facility IV covered by an interest rate cap with a cap rate of 5.50% on the underlying benchmark rate. Based on the difference between the underlying benchmark rate on Warehouse Facility IV as of December 31, 2012 and the interest rate cap rate, the interest rate on Warehouse Facility IV could increase by a maximum of 5.29%. This maximum interest rate increase would reduce annual after-tax earnings by approximately $1.3 million, assuming we maintain a level amount of floating rate debt.

New Accounting Updates

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. In October 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-26, which amends Topic 944 (Financial Services—Insurance). ASU No. 2010-26 is intended to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The amendments specify which costs incurred in the acquisition of new and renewal contracts should be capitalized. ASU No. 2010-26 is effective for fiscal years beginning after December 15, 2011. While the guidance in this ASU is required to be applied prospectively upon adoption, retrospective application is also permitted (to all prior periods presented). Early adoption is also permitted, but only at the beginning of an entity’s annual reporting period. The adoption of ASU No. 2010-26 on January 1, 2012 did not have a material impact on our consolidated financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. In May 2011, the FASB issued ASU No. 2011-04 which amends Topic 820 (Fair Value Measurement). ASU No. 2011-04 is intended to provide a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments in ASU No. 2011-04 include changes regarding how and when the valuation premise of highest and best use applies, the application of premiums and discounts, and new required disclosures. ASU No. 2011-04 is to be applied prospectively upon adoption and is effective for interim and annual periods beginning after December 15, 2011 with early adoption prohibited. The adoption of ASU No. 2011-04 on January 1, 2012 did not have a material impact on our consolidated financial statements, but expanded our disclosures related to fair value measurements.

Presentation of Comprehensive Income. In June 2011, the FASB issued ASU No. 2011-05 which amends Topic 220 (Comprehensive Income). ASU No. 2011-05 is intended to enhance comparability between entities that report under US GAAP and those that report under IFRS, and to provide a more consistent method of presenting non-owner transactions that affect an entity’s equity. ASU No. 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The amended guidance allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU No. 2011-05 is to be applied retrospectively upon adoption and is effective for interim and annual periods beginning after December 15, 2011 with early adoption permitted. The adoption of ASU No. 2011-05 during the fourth quarter of 2011 changed the presentation of our consolidated financial statements.

BUSINESS

General

Since 1972, we have offered automobile dealers financing programs that enable them to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Credit Acceptance was founded to collect retail installment contracts, which we refer to as Consumer Loans, originated by automobile dealerships owned by Donald A. Foss, our Chairman, founder, and significant shareholder. During the 1980s, we began to market this service to non-affiliated dealers and, at the same time, began to offer dealers a non-recourse cash payment, referred to as an advance, against anticipated future collections on Consumer Loans serviced for that dealer.

We refer to automobile dealers who participate in our programs and who share our commitment to changing consumers’ lives as “Dealers”. Upon enrollment in our financing programs, the Dealer enters into a Dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealers to us. We are an indirect lender from a legal perspective, meaning the Consumer Loan is originated by the Dealer and assigned to us.

Consumers and Dealers benefit from our programs as follows:

Consumers. We help change the lives of consumers who do not qualify for conventional automobile financing by helping them obtain quality transportation. Without our financing programs, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

Dealers. Our programs increase Dealers’ profits in the following ways:

•

Enables Dealers to sell cars to consumers who may not be able to obtain financing without our programs. In addition, consumers often become repeat customers by financing future vehicle purchases either through our programs or, after they have successfully established or reestablished their credit, through conventional financing.

•	Allows Dealers to share in the profit, not only from the sale of the vehicle, but also from its financing.

•

Enables Dealers to attract consumers by advertising “guaranteed credit approval”, where allowed by law. The consumers will often use other services of the Dealers and refer friends and relatives to them.

•	Enables Dealers to attract consumers who mistakenly assume they do not qualify for conventional financing.

Business Segment Information

We currently operate in one reportable segment which represents our core business of offering Dealers financing programs and related products and services that enable them to sell vehicles to consumers, regardless of their credit history. For information regarding our one reportable segment and related entity-wide disclosures, see Note 16 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

Principal Business

We have two programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealers, which we refer to as a Dealer Loan, in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy the Consumer Loans from the Dealers, which we refer to as a Purchased Loan, and keep all amounts collected from the consumer. We refer to Dealer Loans and Purchased Loans collectively as Loans. The following table shows the percentage of Consumer Loans assigned to us based on unit volumes under each of the programs for each of the last three years:

For the Years Ended December 31,	Portfolio Program	Purchase Program
2010	90.9%	9.1%
2011	92.5%	7.5%
2012	93.7%	6.3%

Portfolio Program

As payment for the vehicle, the Dealer generally receives the following:

•	a down payment from the consumer;

•	a cash advance from us; and

•	after the advance has been recovered by us, the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee, referred to as Dealer Holdback.

We record the amount advanced to the Dealer as a Dealer Loan, which is classified within Loans receivable in our consolidated balance sheets. Cash advanced to the Dealer is automatically assigned to the Dealer’s open pool of advances. We generally require Dealers to group advances into pools of at least 100 Consumer Loans. At the Dealer’s option, a pool containing at least 100 Consumer Loans can be closed and subsequent advances assigned to a new pool. All advances within a Dealer’s pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealers with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for Dealer Holdback. We perfect our security interest in the Dealer Loans by taking possession of the Consumer Loans, which list us as lien holder on the vehicle title.

The Dealer servicing agreement provides that collections received by us during a calendar month on Consumer Loans assigned by a Dealer are applied on a pool-by-pool basis as follows:

•	First, to reimburse us for certain collection costs;

•	Second, to pay us our servicing fee, which generally equals 20% of collections;

•	Third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer to us; and

•	Fourth, to the Dealer as payment of Dealer Holdback.

If the collections on Consumer Loans from a Dealer’s pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer will not receive Dealer Holdback.

Dealers have an opportunity to receive an accelerated Dealer Holdback payment each time 100 Consumer Loans have been assigned to us. The amount paid to the Dealer is calculated using a formula that considers the forecasted collections and the advance balance on the related Consumer Loans.

Since typically the combination of the advance and the consumer’s down payment provides the Dealer with a cash profit at the time of sale, the Dealer’s risk in the Consumer Loan is limited. We cannot demand repayment of the advance from the Dealer except in the event the Dealer is in default of the Dealer servicing agreement. Advances are made only after the consumer and Dealer have signed a Consumer Loan contract, we have received the original Consumer Loan contract and supporting documentation, and we have approved all of the related stipulations for funding. The Dealer can also opt to repurchase Consumer Loans that have been assigned to us under the Portfolio Program, at their discretion, for a fee.

For accounting purposes, the transactions described under the Portfolio Program are not considered to be loans to consumers. Instead, our accounting reflects that of a lender to the Dealer. The classification as a Dealer Loan for accounting purposes is primarily a result of (1) the Dealer’s financial interest in the Consumer Loan and (2) certain elements of our legal relationship with the Dealer.

Purchase Program

The Purchase Program differs from our Portfolio Program in that the Dealer receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments. For accounting purposes, the transactions described under the Purchase Program are considered to be originated by the Dealer and then purchased by us.

Program Enrollment

Dealers may enroll in our program by choosing one of our two enrollment options, referred to as Option A and Option B. In recent years, the terms of Option A have remained consistent while the terms of Option B have varied. The following table summarizes the terms of our enrollment options for the three year period ending December 31, 2012:

Effective Period	Option A	Option B
Since June 1, 2011	Upfront, one-time fee of $9,850	Agreement to allow us to retain 50% of their first accelerated Dealer Holdback payment

Prior to June 1, 2011	Upfront, one-time fee of $9,850	Upfront, one-time fee of $1,950 and agreement to allow us to retain 50% of their first accelerated Dealer Holdback payment

For Dealers enrolling in our program, access to the Purchase Program is typically only granted after the first accelerated Dealer Holdback payment has been received under the Portfolio Program.

Revenue Sources

Credit Acceptance derives its revenues from the following principal sources:

•

Finance charges, which are comprised of: (1) servicing fees earned as a result of servicing Consumer Loans assigned to us by Dealers under the Portfolio Program, (2) finance charge income from Purchased Loans, (3) fees earned from our third party ancillary product offerings, (4) monthly program fees of $599, charged to Dealers under the Portfolio Program; and (5) fees associated with certain Loans;

•	Premiums earned on the reinsurance of vehicle service contracts; and

•

Other income, which primarily consists of: Dealer support products and services, vendor fees, Dealer enrollment fees and ancillary product profit sharing income. For additional information, see Note 2 to the consolidated financial statements contained in Item 8 of our 2012 Form 10-K, which is incorporated by reference in this prospectus supplement.

The following table sets forth the percent relationship to total revenue of each of these sources:

	For the Years Ended December 31,
Percent of Total Revenue	2012	2011	2010
Finance charges	88.3%	87.7%	87.8%
Premiums earned	7.7%	7.6%	7.4%
Other income	4.0%	4.7%	4.8%

Total revenue	100.0%	100.0%	100.0%

Our business is seasonal with peak Consumer Loan acceptances and collections occurring during the first quarter of the year. However, this seasonality does not have a material impact on our interim results.

Operations

Sales and Marketing. Our target market is approximately 53,000 independent and franchised automobile dealers in the United States. We have market area managers located throughout the United States that market our programs to prospective Dealers, enroll new Dealers, and support active Dealers. The number of Dealer enrollments and active Dealers for each of the last three years are presented in the table below:

For the Years Ended December 31,	Dealer Enrollments	Active Dealers (1)
2010	1,263	3,206
2011	1,953	3,998
2012	2,519	5,319

(1)	Active Dealers are Dealers who have received funding for at least one Loan during the period.

Once Dealers have enrolled in our programs, the market area managers work closely with the newly enrolled Dealers to help them successfully launch our programs within their dealerships. Market area managers also provide active Dealers with ongoing support and consulting focused on improving the Dealers’ success on our programs, including assistance with increasing the volume and performance of Consumer Loan assignments.

Dealer Servicing Agreement. As a part of the enrollment process, a new Dealer is required to enter into a Dealer servicing agreement with Credit Acceptance that defines the legal relationship between Credit Acceptance and the Dealer. The Dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealers to us. Under the typical Dealer servicing agreement, a Dealer represents that it will only assign Consumer Loans to us that satisfy criteria established by us, meet certain conditions with respect to their binding nature and the status of the security interest in the purchased vehicle, and comply with applicable state, federal and foreign laws and regulations.

The typical Dealer servicing agreement may be terminated by us or by the Dealer upon written notice. We may terminate the Dealer servicing agreement immediately in the case of an event of default by the Dealer. Events of default include, among other things:

•	the Dealer’s refusal to allow us to audit its records relating to the Consumer Loans assigned to us;

•

the Dealer, without our consent, is dissolved; merges or consolidates with an entity not affiliated with the Dealer; or sells a material part of its assets outside the course of its business to an entity not affiliated with the Dealer; or

•	the appointment of a receiver for, or the bankruptcy or insolvency of, the Dealer.

While a Dealer can cease assigning Consumer Loans to us at any time without terminating the Dealer servicing agreement, if the Dealer elects to terminate the Dealer servicing agreement or in the event of a default, we have the right to require that the Dealer immediately pay us:

•	any unreimbursed collection costs on Dealer Loans;

•	any unpaid advances and all amounts owed by the Dealer to us; and

•	a termination fee equal to 15% of the then outstanding amount of the Consumer Loans assigned to us.

Upon receipt of such amounts in full, we reassign the Consumer Loans and our security interest in the financed vehicles to the Dealer.

In the event of a termination of the Dealer servicing agreement by us, we may continue to service Consumer Loans assigned by Dealers accepted prior to termination in the normal course of business without charging a termination fee.

Consumer Loan Assignment. Once a Dealer has enrolled in our programs, the Dealer may begin assigning Consumer Loans to us. For accounting and financial reporting purposes, a Consumer Loan is considered to have been assigned to us after all of the following has occurred:

•	the consumer and Dealer have signed a Consumer Loan contract;

•	we have received the original Consumer Loan contract and supporting documentation;

•	we have approved all of the related stipulations for funding; and

•	we have provided funding to the Dealer in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

A Consumer Loan is originated by the Dealer when a consumer enters into a contract with a Dealer that sets forth the terms of the agreement between the consumer and the Dealer for the payment of the purchase price of the vehicle. The amount of the Consumer Loan consists of the total principal and interest that the consumer is required to pay over the term of the Consumer Loan. Consumer Loans are written on a contract form provided by us. Although the Dealer is named in the Consumer Loan contract, the Dealer generally does not have legal ownership of the Consumer Loan for more than a moment and we, not the Dealer, are listed as lien holder on the vehicle title. Consumers are obligated to make payments on the Consumer Loan directly to us, and any failure to make such payments will result in us pursuing payment through collection efforts.

All Consumer Loans submitted to us for assignment are processed through our Credit Approval Processing System, or CAPS. CAPS allows Dealers to input a consumer’s credit application and view the response from us via the Internet. CAPS allows Dealers to: (1) receive a quick approval from us; (2) interact with our proprietary credit scoring system to optimize the structure of each transaction prior to delivery; and (3) create and print Consumer Loan documents. All responses include the amount of funding (advance for a Dealer Loan or purchase price for a Purchased Loan), as well as any stipulations required for funding. The amount of funding is determined using a formula which considers a number of factors including the timing and amount of cash flows expected on the related Consumer Loan and our target return on capital at the time the Consumer Loan is submitted to us for assignment. The estimated future cash flows are determined based upon our proprietary credit scoring system, which considers numerous variables, including attributes contained in the consumer’s credit bureau report, data contained in the consumer’s credit application, the structure of the proposed transaction, vehicle information and other factors, to calculate a composite credit score that corresponds to an expected collection rate. Our proprietary credit scoring system forecasts the collection rate based upon the historical performance of Consumer Loans in our portfolio that share similar characteristics. The performance of our proprietary credit scoring system is evaluated monthly by comparing projected to actual Consumer Loan performance. Adjustments are made to our proprietary credit scoring system as necessary. For additional information on adjustments to forecasted collection rates, please see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Estimates” contained elsewhere in this prospectus.

While a Dealer can submit any legally compliant Consumer Loan to us for assignment, the decision whether to provide funding to the Dealer and the amount of any funding is made solely by us. Through our Dealer Service Center, or DSC, department, we perform all significant functions relating to the processing of the Consumer Loan applications and bear certain costs of Consumer Loan assignment, including the cost of assessing the adequacy of Consumer Loan documentation, compliance with underwriting and legal guidelines and the cost of verifying employment, residence and other information provided by the Dealer. We use a company in India to support the DSC in reviewing Consumer Loan documentation for legal compliance.

We audit Consumer Loan files for legal and underwriting guidelines on a daily basis in order to assess whether our Dealers are operating in accordance with the terms and conditions of our Dealer servicing agreement. We occasionally identify breaches of the Dealer servicing agreement and depending upon the circumstances, and at our discretion, we may change pricing or charge the Dealer fees for future Consumer Loan assignments; require the Consumer Loan(s) to be repurchased; or terminate our relationship with the Dealer.

Our business model allows us to share the risk and reward of collecting on the Consumer Loans with the Dealers. Such sharing is intended to motivate the Dealer to assign better quality Consumer Loans, follow our underwriting guidelines, comply with various legal regulations, meet our credit compliance requirements, and provide appropriate service and support to the consumer after the sale. In addition, the DSC works closely with Dealers to assist them in resolving any documentation deficiencies or funding stipulations. We believe this arrangement aligns our interests with the interests of the Dealer and the consumer.

We measure various criteria for each Dealer against other Dealers in their area as well as the top performing Dealers. Dealers are assigned a Dealer rating based upon the performance of their Consumer Loans in both the Portfolio and Purchase Programs as well as other criteria. The Dealer rating is one of the factors used to determine the amount paid to Dealers as an advance or to acquire a Purchased Loan. We provide each Dealer a monthly statement summarizing all activity that occurred on their Consumer Loan assignments.

Information on our Consumer Loans is presented in the following table:

	For the Years Ended December 31,
Average Consumer Loan Data	2012	2011	2010
Average size of Consumer Loan accepted	$15,468	$15,686	$14,480
Percentage (decline) growth in average size of Consumer Loan	-1.4%	8.3%	14.1%
Average initial term (in months)	47	46	41

The changes in the average size of Consumer Loans accepted and the average initial term of the Consumer Loans over the three year period were primarily due to pricing changes we made during 2010, 2011 and 2012.

Servicing. Our largest group of collectors service Consumer Loans that are in the early stages of delinquency. Collection efforts typically consist of placing a call to the consumer within one day of the missed payment due date, although efforts may begin later for some segments of accounts. Consumer Loans are segmented into dialing pools by various phone contact profiles in an effort to maximize contact with the consumer. Our collectors work with consumers to attempt to reach a solution that will help them avoid becoming further past due and get them current where possible.

The decision to repossess a vehicle is based on statistical models or policy based criteria. When a Consumer Loan is approved for repossession, the account is transferred to our repossession team. Repossession personnel continue to service the Consumer Loan as it is being assigned to a third party repossession contractor, who works on a contingency fee basis. Once a vehicle has been repossessed, the consumer can negotiate to redeem the vehicle, whereupon the vehicle is returned to the consumer in exchange for paying off the Consumer Loan balance; or, where appropriate or if required by law, the vehicle is returned to the consumer and the Consumer Loan is reinstated in exchange for a payment that reduces or eliminates the past due balance. If this process is unsuccessful, the vehicle is sold at a wholesale automobile auction. Prior to sale, the vehicle is typically inspected by a representative at the auction who provides repair and reconditioning recommendations. Alternatively, our remarketing representatives may inspect the vehicle directly. Our remarketing representatives then authorize any repair and reconditioning work in order to maximize the net sale proceeds at auction.

If the vehicle sale proceeds are not sufficient to satisfy the balance owing on the Consumer Loan, the Consumer Loan is serviced by either: (1) our internal collection team, in the event the consumer is willing to make payments on the deficiency balance; or (2) where permitted by law, our external collection team, if it is believed that legal action is required to reduce the deficiency balance owing on the Consumer Loan. Our external collection team generally assigns Consumer Loans to third party collection attorneys who work on a contingency fee basis.

Collectors rely on two systems; the Collection System, or CS, and the Loan Servicing System, or LSS. The CS interfaces with a predictive dialer and records all activity on a Consumer Loan, including details of past phone conversations with the consumer, collection letters sent, promises to pay, broken promises, repossession orders and collection attorney activity. The LSS maintains a record of all transactions relating to Consumer Loan assignments and is a primary source of data utilized to:

•	determine the outstanding balance of the Consumer Loans;

•	forecast future collections;

•	establish the amount of revenue recognized by us;

•	calculate Dealer Holdback payments;

•	analyze the profitability of our program; and

•	evaluate our proprietary credit scoring system.

We outsourced a portion of our collection function to a company in India until February 2013. These outsourced collectors serviced accounts using the CS and typically serviced accounts that were less than sixty days past due.

Ancillary Products

We provide Dealers the ability to offer vehicle service contracts to consumers through our relationships with Third Party Product Providers, which we refer to as TPPPs. A vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. We provide Dealers with an additional advance based on the retail price of the vehicle service contract. TPPPs process claims on vehicle service contracts that are underwritten by third party insurers. We receive a fee for all vehicle service contracts sold by our Dealers when the vehicle is financed by us. The fee is included in the retail price of the vehicle service contract which is added to the Consumer Loan. We recognize our fee from the vehicle service contracts as part of finance charges on a level-yield basis based upon forecasted cash flows. We bear the risk of loss for claims on certain vehicle service contracts that are reinsured by us. We market the vehicle service contracts directly to our Dealers. During 2012, we entered into an agreement with one of our TPPPs that allows us to receive profit sharing payments depending on the performance of the vehicle service contracts. Profit sharing payments from the TPPP are received twice a year, if eligible.

VSC Re Company, which we refer to as VSC Re, our wholly-owned subsidiary, is engaged in the business of reinsuring coverage under vehicle service contracts sold to consumers by Dealers on vehicles financed by us. VSC Re currently reinsures vehicle service contracts that are underwritten by one of our third party insurers. Vehicle service contract premiums, which represent the selling price of the vehicle service contract to the consumer, less fees and certain administrative costs, are contributed to trust accounts controlled by VSC Re. These premiums are used to fund claims covered under the vehicle service contracts. VSC Re is a bankruptcy remote entity. As such, our exposure to fund claims is limited to the trust assets controlled by VSC Re and our net investment in VSC Re.

We provide Dealers the ability to offer a Guaranteed Asset Protection, or GAP, product to consumers through our relationships with TPPPs. GAP provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer’s insurance policy in the event of a total loss of the vehicle due to severe damage or theft. We provide Dealers with an additional advance based on the retail price of the GAP contract. TPPPs process claims on GAP contracts that are underwritten by third party insurers. We receive a fee for all GAP contracts sold by our Dealers when the vehicle is financed by us, and do not bear any risk of loss for claims. The fee is included in the retail price of the GAP contract which is added to the Consumer Loan. We recognize our fee from the GAP contracts as part of finance charges on a level-yield basis based upon forecasted cash flows. Our agreement with one of our TPPPs allows us to receive profit sharing payments depending on the performance of the GAP program. Profit sharing payments from the TPPP are received once a year, if eligible.

We provide Dealers in certain states the ability to purchase Global Positioning Systems, or GPS, with Starter Interrupt Devices, or SID, through our relationships with TPPPs. Through this program, Dealers can install a GPS-based SID, or GPS-SID, on vehicles financed by us that can be activated if the consumer fails to make payments on their account, and can result in the prompt repossession of the vehicle. Dealers purchase the GPS-SID directly from the TPPPs. The TPPPs pay us a fee for each device sold, at which time the fee revenue is recognized in other income within our consolidated statements of income.

Competition

The market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is currently served by “buy here, pay here” dealerships, banks, captive finance affiliates of automobile manufacturers, credit unions and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater resources than us. We compete by offering a profitable and efficient method for Dealers to finance customers who would be more difficult or less profitable to finance through other methods. In addition, we compete on the basis of the level of service provided by our DSC and sales personnel.

Customer and Geographic Concentrations

No single Dealer accounted for more than 10% of total revenues during any of the last three years. Additionally, no single Dealer’s Loans receivable balance accounted for more than 10% of total Loans receivable balance as of December 31, 2012 or 2011. The following tables provide information regarding the five states that were responsible for the largest dollar volume of Consumer Loan assignments and the related number of active Dealers during 2012, 2011 and 2010:

	For the Year Ended December 31, 2012
(Dollars in millions)	Consumer Loan Assignments		Active Dealers (2)
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$145.7	10.7%	406	7.6%
New York	112.4	8.2%	352	6.6%
Texas	84.3	6.2%	376	7.1%
Ohio	76.0	5.6%	303	5.7%
Pennsylvania	73.6	5.4%	251	4.7%
All other states	870.4	63.9%	3,631	68.3%

Total	$1,362.4	100.0%	5,319	100.0%

	For the Year Ended December 31, 2011
(Dollars in millions)	Consumer Loan Assignments		Active Dealers (2)
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$135.3	10.6%	282	7.1%
New York	98.6	7.7%	228	5.7%
Texas	80.9	6.3%	313	7.8%
Ohio	73.8	5.8%	243	6.1%
Pennsylvania	66.9	5.3%	184	4.6%
All other states	819.2	64.3%	2,748	68.7%

Total	$1,274.7	100.0%	3,998	100.0%

	For the Year Ended December 31, 2010
(Dollars in millions)	Consumer Loan Assignments		Active Dealers (2)
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$92.7	10.4%	224	7.0%
New York	74.1	8.4%	190	5.9%
Texas	54.4	6.1%	250	7.8%
Ohio	51.3	5.8%	201	6.3%
Mississippi	45.3	5.1%	81	2.5%
All other states	569.5	64.2%	2,260	70.5%

Total	$887.3	100.0%	3,206	100.0%

(1)	Represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

(2)	Active Dealers are Dealers who have received funding for at least one Loan during the year.

Geographic Financial Information

For the three years ended December 31, 2012, 2011 and 2010, substantially all of our revenues were derived from the United States. As of December 31, 2012 and 2011, all of our long-lived assets were located in the United States.

Regulation

Our business is subject to laws and regulations, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and other various state and federal laws and regulations. These laws and regulations, among other things, require licensing and qualification; limit interest rates, fees and other charges associated with the Consumer Loans assigned to us; require specified disclosures by Dealers to consumers; govern the sale and terms of ancillary products; and define the rights to repossess and sell collateral. Failure to comply with these laws or regulations could have a material adverse effect on us by, among other things, limiting the jurisdictions in which we may operate, restricting our ability to realize the value of the collateral securing the Consumer Loans, making it more costly or burdensome to do business or resulting in potential liability. The volume of new or modified laws and regulations has increased in recent years and has increased significantly in response to issues arising with respect to consumer lending. From time to time, legislation and regulations are enacted which increase the cost of doing business, limit or expand permissible activities or affect the competitive balance among financial services providers. Proposals to change the laws and regulations governing the operations and taxation of financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures and by various regulatory agencies. This legislation may change our operating environment in substantial and unpredictable ways and may have a material adverse effect on our business.

In July 2010 the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted, and a number of its provisions became effective in July 2011. The Dodd-Frank Act restructured and enhanced the regulation and supervision of the financial services industry and created the Consumer Financial Protection Bureau (the “CFPB”). The CFPB has rulemaking and enforcement authority over certain non-depository institutions, including us. The CFPB is specifically authorized, among other things, to take actions to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures for consumer financial products or services. Under the Dodd-Frank Act, the CFPB also may restrict the use of pre-dispute mandatory arbitration clauses in contracts between covered persons and consumers for a consumer financial product or service. The CFPB also has authority to interpret, enforce, and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. Further, the CFPB has issued rules allowing it to supervise non-depository “larger participants” in certain markets for consumer financial services and products, and may in the future issue rules to supervise non-depository larger participants in the indirect auto lending business, which may include us.

The Dodd-Frank Act and regulations promulgated thereunder, including by the CFPB, are likely to affect our cost of doing business, may limit or expand our permissible activities, may affect the competitive balance within our industry and market areas and could have a material adverse effect on us. For example, on March 21, 2013, the CFPB issued Bulletin 2013-02 addressing Indirect Auto Lending and Compliance with the Equal Credit Opportunity Act, in which the CFPB stated that policies of indirect auto lenders that allow auto dealers to mark up lender-established buy rates and that compensate dealers for those markups in the form of reserve present risk that they will result in impermissible pricing disparities on the basis of race, national origin, and potentially other prohibited bases. Our management continues to assess the Dodd-Frank Act’s probable impact on our business, financial condition and results of operations, and to monitor developments involving the entities charged with promulgating regulations thereunder. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and on us in particular, is uncertain at this time.

In addition, governmental regulations which would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on us.

Our Dealers must also comply with credit and trade practice statutes and regulations. Failure of our Dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have a material adverse effect on us.

The sale of vehicle service contracts and GAP by Dealers in connection with Consumer Loans assigned to us from Dealers is also subject to state laws and regulations. As we are the holder of the Consumer Loans that may, in part, finance these products, some of these state laws and regulations may apply to our servicing and collection of the Consumer Loans. Although these laws and regulations do not significantly affect our business, there can be no assurance that insurance or other regulatory authorities in the jurisdictions in which these products are offered by Dealers will not seek to regulate or restrict the operation of our business in these jurisdictions. Any regulation or restriction of our business in these jurisdictions could materially adversely affect the income received from these products.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable laws and regulations. Our agreements with Dealers provide that the Dealer shall indemnify us with respect to any loss or expense we incur as a result of the Dealer’s failure to comply with applicable laws and regulations.

Team Members

Our team members are organized into three operating functions: Originations, Servicing, and Support.

Originations. The originations function includes team members that are responsible for marketing our programs to prospective Dealers, enrolling new Dealers, and supporting active Dealers. Originations also includes team members responsible for processing new Consumer Loan assignments.

Servicing. The servicing function includes team members that are responsible for servicing the Consumer Loans. The majority of these team members are responsible for collection activities on delinquent Consumer Loans.

Support. The support function includes team members that are responsible for information technology, finance, corporate legal, quality assurance, analytics, human resources and training & development activities.

As of December 31, 2012, we had 1,264 full and part-time team members. Our team members have no union affiliations and we believe our relationship with our team members is in good standing. The table below presents team members by operating function:

	Number of Team Members As of December 31,
Operating Function	2012	2011	2010
Originations	386	306	245
Servicing	622	491	411
Support	256	240	206

Total	1,264	1,037	862

Properties

Our headquarters is located at 25505 West Twelve Mile Road, Southfield, Michigan 48034. We purchased the office building in 1993 and have a mortgage loan from a commercial bank that is secured by a first mortgage lien on the property. The office building includes approximately 136,000 square feet of space on five floors. We occupy approximately 124,000 square feet of the building, with most of the remainder of the building leased to various tenants.

We lease approximately 25,000 square feet of office space in Southfield, Michigan and approximately 31,000 square feet of office space in Henderson, Nevada. The lease for the Southfield, Michigan space expires in September 2018. The lease for the Henderson, Nevada space expires in December 2017.

Legal Proceedings

In the normal course of business and as a result of the consumer-oriented nature of the industry in which we operate, industry participants are frequently subject to various consumer claims and litigation. The claims allege, among other theories of liability, violations of state, federal and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance and other consumer-oriented laws and regulations, including claims seeking damages for physical and mental damages relating to our repossession and sale of the consumer’s vehicle and other debt collection activities. As we accept assignments of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers. We may also have disputes and litigation with Dealers relating to our Dealer servicing and related agreements, including claims for, among other things breach of contract or other duties purportedly owed to the Dealers. The damages and penalties that may be claimed by consumers or Dealers in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory and punitive damages, and plaintiffs may seek treatment as purported class actions. A significant judgment against us in connection with any litigation or arbitration could have a material adverse effect on our financial position, liquidity and results of operations. Current actions to which we are a party include the following matter.

On February 1, 2013, six Dealers, who had previously commenced a putative consolidated arbitration proceeding against the Company before the American Arbitration Association (“AAA”) that was deemed not properly filed by the AAA on October 9, 2012, filed individual arbitrations against the Company before the AAA in Southfield, Michigan. These arbitration demands seek unspecified money damages for claims relating to the Dealer servicing agreements of these Dealers. The Company intends to vigorously defend itself against these arbitrations.

An adverse ultimate disposition in any action to which we are a party or otherwise subject could have a material adverse impact on our financial position, liquidity and results of operations.

MANAGEMENT AND BOARD OF DIRECTORS

The following table sets forth information regarding our directors and executive officers, as of the date of this prospectus supplement.

Name	Age	Position
Donald A. Foss	68	Chairman of the Board of Directors
Glenda J. Flanagan	59	Director
Brett A. Roberts	46	Director and Chief Executive Officer
Thomas N. Tryforos	53	Director
Scott J. Vassalluzzo	41	Director
Steven M. Jones	49	President
John P. Neary	36	Chief Administrative Officer
Kenneth S. Booth	45	Chief Financial Officer
Charles A. Pearce	48	Chief Legal Officer and Corporate Secretary
Douglas W. Busk	52	Senior Vice President and Treasurer

Board of Directors

Donald A. Foss

Mr. Foss, 68, is our founder and significant shareholder, in addition to owning and operating companies engaged in the sale of used vehicles. He was formally named Chairman of the Board of Directors and Chief Executive Officer of Credit Acceptance in March 1992 and vacated the Chief Executive Officer position effective January 1, 2002.

Glenda J. Flanagan

Ms. Flanagan, 59, is the Executive Vice President and Chief Financial Officer of Whole Foods Market, Inc., the largest natural and organic foods supermarket retailer in the United States. Ms. Flanagan joined Whole Foods Market in 1988 as Chief Financial Officer, prior to which she held positions in public accounting, retail and business consulting. Ms. Flanagan became a director of Credit Acceptance in March 2004.

Brett A. Roberts

Mr. Roberts, 46, joined Credit Acceptance in 1991 as Corporate Controller and was named Assistant Treasurer in March 1992 and Vice President-Finance in April 1993. He was named Chief Financial Officer and Treasurer in August 1995. He was named Executive Vice President and Chief Financial Officer in January 1997, Co-President in January 2000, Executive Vice President of Finance and Operations in October 2000, Chief Operating Officer in January 2001, and Chief Executive Officer in January 2002. Mr. Roberts assumed the position of President from September 2006 until April 2007. Mr. Roberts became a director of Credit Acceptance in March 2002.

Thomas N. Tryforos

Mr. Tryforos, 53, is presently a private investor. Between May 1991 and September 2004, Mr. Tryforos was employed as a General Partner at Prescott Investors, Inc., a private investment firm based in Connecticut. Mr. Tryforos became a director of Credit Acceptance in July 1999. He is also a director of Copart, Inc.

Scott J. Vassalluzzo

Mr. Vassalluzzo, 41, is a Managing Member of Prescott General Partners LLC, an investment advisory firm. Mr. Vassalluzzo joined Prescott in 1998 as an equity analyst and became a General Partner in 2000. Prior to

1998, Mr. Vassalluzzo worked in public accounting at Coopers & Lybrand (now PricewaterhouseCoopers LLP) and received a certified public accountant certification. Mr. Vassalluzzo became a director of Credit Acceptance in March 2007. He is also a director of World Acceptance Corporation.

Executive Officers

Brett A. Roberts, Chief Executive Officer

See Mr. Roberts’s biographical information above, under “Board of Directors.”

Steven M. Jones, President

Mr. Jones, 49, joined Credit Acceptance in October 1997 as Manager of the Debt Recovery Department for Credit Acceptance Corporation UK Limited, in which position he served until November 1999 when he was named Deputy Managing Director, Credit Acceptance Corporation UK Limited. In December 2001, he was named Managing Director Credit Acceptance Corporation UK Limited in which he was responsible for the operations of our United Kingdom business segment. Mr. Jones was named Chief Administrative Officer in November 2003, Chief Analytics Officer in December 2004, Chief Originations Officer in June 2006, and to his present position in April 2007. Mr. Jones also assumed the responsibilities of Chief Operating Officer in February 2008.

John P. Neary, Chief Administrative Officer

Mr. Neary, 36, joined Credit Acceptance in August 2004 as a Senior Business Analyst. He was named Manager, Servicing Systems in May 2005. Mr. Neary left the Company in July 2006 and became a Senior Project Manager for RWD Technologies. In February 2007, Mr. Neary rejoined Credit Acceptance as Director—DSC Policy Compliance & Process. He was named Vice President—Operations Improvement in October 2007, Senior Vice President—Operations Improvement in October 2008, Chief Information Officer in August 2010, and to his current position as Chief Administrative Officer in June 2011.

Kenneth S. Booth, Chief Financial Officer

Mr. Booth, 45, joined Credit Acceptance in January 2004 as Director of Internal Audit. He was named Chief Accounting Officer in May 2004 and to his present position in December 2004. From August 1991 until joining us, Mr. Booth worked in public accounting, most recently as a senior manager at PricewaterhouseCoopers LLP.

Charles A. Pearce, Chief Legal Officer and Corporate Secretary

Mr. Pearce, 48, joined Credit Acceptance in January 1996 as General Counsel. He was named Vice President—General Counsel in January 1997; Vice President—General Counsel and Corporate Secretary in June 1999 and to his present position in December 2004.

Douglas W. Busk, Senior Vice President and Treasurer

Mr. Busk, 52, joined Credit Acceptance in November 1996 as Vice President and Treasurer. He was named Chief Financial Officer in January 2000. Mr. Busk served as Chief Financial Officer and Treasurer until August 2001, when he was named President of our Capital Services unit. He resumed his duties as Chief Financial Officer and Treasurer in December 2001 and has been in his present position since May 2004.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 21, 2013 concerning beneficial ownership by all directors, by each of the named executive officers in our Proxy Statement, by all directors and executive officers as a group, and by all other beneficial owners of more than 5% of the outstanding shares of Common Stock. The number of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire on March 21, 2013 or within 60 days thereafter through the exercise of any stock option or other right. Unless otherwise indicated, each holder has sole investment and voting power with respect to the shares set forth in the following table.

Name	Number of Shares Beneficially Owned		Percent of Outstanding Shares (1)
Donald A. Foss	11,431,799	(a)	48.5%
Brett A. Roberts	98,296		*
Steven M. Jones	—		*
John P. Neary	—		*
Kenneth S. Booth	8,351		*
Charles A. Pearce	—		*
Glenda J. Flanagan	72,000	(b)	*
Thomas N. Tryforos	498,783	(c)	2.1%
Scott J. Vassalluzzo	319,967	(d)(e)	1.4%
All Directors and Executive Officers as a Group (10 persons)	12,432,771	(b)(f)	52.6%
Prescott General Partners LLC	2,846,039	(e)	12.1%
Prescott Associates L.P.	1,638,129	(e)	6.9%
Jill Foss Watson	2,000,488	(a)	8.5%

*	Less than 1%.

(1)	In accordance with SEC regulations, the percentage calculations are based on 23,587,496 shares of common stock issued and outstanding as of March 21, 2013 plus shares of common stock which may be acquired pursuant to exercisable options, within 60 days of March 21, 2013, by each individual or group listed in (b).

(a)	Shares beneficially owned by Mr. Foss and Ms. Foss Watson consist of the following:

Name	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Total
Donald A. Foss	4,419,149		—		4,419,149
	320,000	(i)	—		320,000
	2,878,752	(ii)	—		2,878,752
	3,813,898	(iii)	—		3,813,898

	11,431,799		—		11,431,799

Jill Foss Watson	236,344		—		236,344
	1,035,323	(iv)	728,821	(v)	1,764,144

	1,271,667		728,821		2,000,488

(i)	Shares held as collateral in a loan facility at Comerica Bank.

(ii)

Karol A. Foss, as Settlor and Trustee under the July 26, 2005 Amendment and Fifth Restatement of Declaration and Agreement of Trust for the Karol A. Foss Revocable Trust dated January 16, 1981, as amended on September 8, 2009 (the “Karol A. Foss Trust”) is the record owner of these shares.

Mr. Foss has sole voting power and dispositive power of such shares pursuant to a Voting and Divestiture Agreement dated December 6, 2001, which expires December 6, 2013, but Ms. Foss and the Karol A. Foss Trust have the right to receive any dividends on and any proceeds from the sale of such shares.

(iii)	Jill Foss Watson, as the Trustee of the Jill Foss Watson Trust Under Agreement dated March 28, 2007, and the Karol A. Foss Irrevocable Grandchildren’s Trust dated December 22, 2008 is the record owner of these shares. Mr. Foss has sole voting power and dispositive power of such shares pursuant to a Voting and Divestiture Agreement dated December 6, 2001 which expires December 6, 2013 but Ms. Foss Watson and her Trusts have the right to receive any dividends on and any proceeds from the sale of such shares.

(iv)	Shares are held by the Donald A. Foss 2009 Remainder Trust dated September 3, 2009, Ms. Foss Watson as the Trustee, for the benefit of Mr. Foss’ child as remainderman. Mr. Foss does not have any voting power or dispositive power of such shares.

(v)	Shares are held by the Donald A. Foss 2010 Remainder Trust dated May 20, 2010, Ms. Foss Watson as the Trustee, for the benefit of Mr. Foss’ child as remainderman. Mr. Foss does not have any voting power or dispositive power of such shares.

The business address of Mr. Foss and Ms. Foss Watson is 25505 West Twelve Mile Road, Suite 4125, Southfield, Michigan 48034.

(b)	Includes shares which the individual has the right to acquire upon exercise of director stock options, as follows:

Name	Stock Options
Glenda J. Flanagan	70,000
All Directors and Executive Officers as a Group (10 persons)	70,000

(c)	Includes 470,800 shares owned by Elias Charles & Co LLC of which Mr. Tryforos is the managing member. Also includes 27,983 shares owned by others for which Mr. Tryforos has shared dispositive power, but no voting power.

(d)	Shares beneficially owned by Mr. Vassalluzzo, based on information obtained directly from him as of March 21, 2013, consist of the following:

Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	No Voting and Shared Dispositive Power	Total
133,212	57,758	128,997	319,967

The business address of Mr. Vassalluzzo is 2200 Butts Road, Suite 320, Boca Raton, Florida 33431.

(e)	Based on a Schedule 13D, dated and filed with the SEC on January 5, 2012, jointly by Prescott General Partners LLC, Idoya Partners L.P, Prescott Associates L.P., Thomas W. Smith and Scott J. Vassalluzzo (together, “Prescott”). The Prescott 13D reports that Prescott General Partners LLC, a Delaware limited liability company, is the general partner of Idoya Partners L.P. and Prescott Associates L.P., both New York limited partnerships. The Prescott 13D further reports that Messrs. Smith and Vassalluzzo are the managing members of Prescott General Partners LLC. Prescott General Partners LLC may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of 2,846,039 shares. Idoya Partners L.P. and Prescott Associates L.P. have shared power to vote or direct the vote and dispose or to direct the disposition of 1,140,375 shares and 1,638,129 shares, respectively. The business address of Prescott General Partners LLC, Idoya Partners L.P. and Prescott Associates L.P. is 2200 Butts Road, Suite 320 Boca Raton, Florida 33431.

(f)	Includes shares referenced in (a), (b), (c), (d) and (e), above.

SELLING SHAREHOLDERS

The table below presents information regarding the selling shareholders and the shares that each selling shareholder is offering under this prospectus supplement. Unless otherwise indicated, beneficial ownership is calculated based on 23,587,496 shares of our common stock outstanding as of March 21, 2013. The number of shares in the column “Shares of Common Stock Offered by this Prospectus Supplement” opposite each selling shareholder’s name represents all of the shares that such selling shareholder is offering under this prospectus supplement. The column “Shares of Common Stock Beneficially Owned After Offering” reflects the beneficial ownership of each selling shareholder after giving effect to this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on the information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

Except as noted in this “Selling Shareholders” section or disclosed under the headings “Management and Board of Directors” on page S-68 and “Common Stock Ownership of Certain Beneficial Owners and Management” on page S-70 of this prospectus supplement and “Certain Relationships and Transactions” in our Proxy Statement, no selling shareholder has had, within the past three years, any position, office or material relationship with us or any of our predecessors or affiliates.

The information below is based on information provided by the selling shareholders.

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Offered by this Prospectus Supplement		Shares of Common Stock Beneficially Owned After Offering
Selling Shareholder	Number	Percentage	Without Exercise of Underwriters’ Option to Purchase Additional Shares	With Full Exercise of Underwriters’ Option to Purchase Additional Shares	Without Exercise of Underwriters’ Option to Purchase Additional Shares		With Full Exercise of Underwriters’ Option to Purchase Additional Shares
					Number	Percentage	Number	Percentage
Donald A. Foss, as Trustee under the April 14, 2010 Amendment and Complete Restatement to the Donald A. Foss Trust dated January 16, 1981, as amended on May 18, 2010 and May 3, 2012 (the “Donald A. Foss Trust”) (1)	4,739,149	20.1%	375,000	431,250	4,364,149	18.5%	4,307,899	18.3%
Donald A. Foss, by contractual arrangement with respect to shares held by Karol A. Foss, as Settlor and Trustee under the Karol A. Foss Trust (2)	2,878,752	12.2%	375,000	431,250	2,503,752	10.6%	2,447,502	10.4%
Idoya Partners L.P. (3)(4)	1,140,375	4.8%	391,500	450,225	748,875	3.2%	690,150	2.9%
Prescott Associates L.P. (3)(4)	1,638,129	6.9%	219,075	251,936	1,419,054	6.0%	1,386,193	5.9%
Prescott International Partners L.P. (3)(4)	67,535	0.3%	12,675	14,576	54,860	0.2%	52,959	0.2%
Prescott Investors, Inc. Profit Sharing Plan (3)	133,212	0.6%	44,175	50,802	89,037	0.4%	82,410	0.3%
The TWS Foundation (3)	44,648	0.2%	30,700	35,305	13,948	0.1%	9,343	0.0%
Thomas W. Smith (3)	722,272	3.1%	51,875	59,656	670,397	2.8%	662,616	2.8%

(1)	The address of Donald A. Foss is 25505 West Twelve Mile Road, Southfield, Michigan 48034. Shares of our common stock beneficially owned by Mr. Foss, in addition to his shares beneficially owned in his capacity as Trustee of the Donald A. Foss Trust (comprising (x) 4,419,149 shares held in brokerage accounts and (y) 320,000 shares held as collateral in a loan facility at Comerica Bank) consist of the following: (i) 2,878,752 shares of which Karol A. Foss, as the Trustee of the Karol A. Foss Trust, is the record owner and over which Mr. Foss has sole voting power and dispositive power pursuant to a Voting and Divestiture Agreement dated December 6, 2001 (the “Voting and Divestiture Agreement”); and (ii) 3,813,898 shares of which Jill Foss Watson, as the Trustee of the Jill Foss Watson Trust Under Agreement dated March 28, 2007, and the Karol A. Foss Irrevocable Grandchildren’s Trust dated December 22, 2008, is the record owner and over which Mr. Foss has sole voting power and dispositive power pursuant to the Voting and Divestiture Agreement. The Voting and Divestiture Agreement expires December 6, 2013, at which time decision-making authority regarding such shares will no longer be held by Mr. Foss and Karol A. Foss and Jill Foss Watson will each be able to exercise sole voting and dispositive power over their respective shares owned beneficially and of record. Mr. Foss is the beneficial owner of 11,431,799 shares of our common stock (48.5% of the total outstanding shares of our common stock) prior to this offering, is offering 750,000 shares of our common stock (assuming the underwriters’ option to purchase additional shares is not exercised) or 862,500 shares of our common stock (assuming the underwriters’ option to purchase additional shares is exercised in full) in this offering, and will beneficially own, after completion of this offering, 10,681,799 shares of our common stock (45.3% of total outstanding shares of our common stock), assuming the underwriters’ option to purchase additional shares is not exercised, or 10,569,299 shares of our common stock (44.8% of total outstanding shares of our common stock), assuming the underwriters’ option to purchase additional shares is exercised in full.

(2)

The address of Karol A. Foss is 3316 Casey Key Road, Nokomis, Florida 34275, and the address of Donald A. Foss is 25505 West Twelve Mile Road, Southfield, Michigan 48034. Ms. Foss is the record owner of 2,878,752 shares as the Trustee of the Karol A. Foss Trust. Donald A. Foss has sole voting power and dispositive power over these shares pursuant to the Voting and Divestiture Agreement. Ms. Foss and her Trusts have the right to receive any dividends on and any proceeds from the sale of these shares. The Voting and Divestiture Agreement expires December 6, 2013, at which time decision-making authority regarding such shares will no longer be held by Mr. Foss, and Karol A. Foss will be able to exercise sole voting and dispositive power over the shares owned beneficially and of record.

Pursuant to the Voting and Divestiture Agreement, Mr. Foss has sole voting and dispositive power with respect to shares of our common stock held by Karol A. Foss, as Trustee of the Karol A. Foss Trust, as follows: prior to this offering, 2,878,752 shares of our common stock (12.2% of the total outstanding shares of our common stock), of which 375,000 shares of our common stock (assuming the underwriters’ option to purchase additional shares is not exercised) or 431,250 shares of our common stock (assuming the underwriters’ option to purchase additional shares is exercised in full) are to be offered in this offering, and, after completion of this offering, 2,503,752 shares of our common stock (10.6% of total outstanding shares of our common stock), assuming the underwriters’ option to purchase additional shares is not exercised, or 2,447,502 shares of our common stock (10.4% of total outstanding shares of our common stock), assuming the underwriters’ option to purchase additional shares is exercised in full.

(3)	The address of such Selling Shareholder is 2200 Butts Road, Suite 320 Boca Raton, Florida 33431. Prescott General Partners LLC, as general partner of Idoya Partners L.P., Prescott Associates L.P. and Prescott International Partners L.P. (collectively, the “Partnerships”), may be deemed to beneficially own the shares of our common stock held by the Partnerships. Mr. Thomas W. Smith and Mr. Scott Vassalluzzo, who are the managing members of PGP, may also be deemed to beneficially own 263,960 and 264,967 of the shares of our common stock, respectively, in their capacities as investment managers for investment accounts for: (i) the Prescott Investors, Inc. Profit Sharing Plan, an employee profit sharing plan for which Messrs. Smith and Vassalluzzo are each a trustee, (ii) The TWS Foundation, a private charitable foundation for which Mr. Smith acts as trustee, (iii) certain individual accounts managed by Mr. Smith and (iv) certain family accounts managed by Mr. Vassalluzzo. Mr. Vassalluzzo, who is not a Selling Shareholder, also owns 55,000 shares of our common stock directly.

(4)	Prescott General Partners LLC may be deemed to be the beneficial owner of 2,846,039 shares of our common stock (12.1% of the total outstanding shares of our common stock) held by the Partnerships prior to this offering, of which the Partnerships are offering 623,250 shares of our common stock (assuming the underwriters’ option to purchase additional shares is not exercised) or 716,737 shares of our common stock (assuming the underwriters’ option to purchase additional shares is exercised in full) in this offering, and Prescott General Partners LLC may be deemed to beneficially own, after completion of this offering, 2,222,789 shares of our common stock (9.4% of total outstanding shares of our common stock), assuming the underwriters’ option to purchase additional shares is not exercised, or 2,129,302 shares of our common stock (9.0% of total outstanding shares of our common stock), assuming the underwriters’ option to purchase additional shares is exercised in full.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of Credit Acceptance’s capital stock and the provisions of Credit Acceptance’s Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, which we refer to as “our capital stock,” “our Articles of Incorporation” and “our Bylaws,” respectively. It also summarizes relevant provisions of the Michigan Business Corporation Act, or MBCA. Since the terms of our Articles of Incorporation, Bylaws and the MBCA are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and the MBCA. The following summary of our capital stock is subject in all respects to the MBCA, our Articles of Incorporation and our Bylaws.

General

As of the date of this prospectus, Credit Acceptance’s authorized capital stock consisted of:

•	80 million shares of common stock, $.01 par value; and

•	1 million shares of preferred stock, $.01 par value.

As of March 21, 2013, there were 23,587,496 shares of our common stock outstanding and no shares of preferred stock outstanding and 159 holders of record of our common stock.

Common Stock

All of the outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights. Each holder of our common stock, including holders of common stock subject to restricted stock awards, is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of our common stock have no cumulative voting rights.

Dividends. Holders of our common stock, including holders of common stock subject to restricted stock awards, are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of Credit Acceptance’s preferred stock, to the extent that any preferred stock is authorized and issued, and the availability under the MBCA of sufficient funds to pay dividends. We have not issued any shares of preferred stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

Liquidation Rights. If our company is dissolved, the holders of our common stock will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of Credit Acceptance’s preferred stock, to the extent that any preferred stock is authorized and issued.

Preemptive and Other Rights. Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities of our company and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred stock, each series to bear a distinctive designation. Unless required by law or by any applicable stock exchange rule, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is authorized to determine the relative rights, powers, preferences, limitations and restrictions of each series of preferred stock, which shall be stated in the resolutions of the board of directors providing for the issuance of the series of preferred stock.

Provisions That May Discourage Takeovers

The MBCA and our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive our shareholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices.

Availability of Authorized but Unissued Shares. Under the terms of our Articles of Incorporation, our board of directors may issue shares of authorized common stock without shareholder approval. However, the listing requirements of the NASDAQ, which would apply so long as our common stock is listed on the NASDAQ, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. If our board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company, including dilution through a shareholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a shareholder vote.

Issuance of Preferred Stock. In addition, our board of directors could issue shares of preferred stock having voting rights that adversely affect the voting power of holders of our common stock, which could have the effect of delaying, deferring or impeding a change in control of our company.

No Cumulative Voting. Under the MBCA, shareholders do not have cumulative voting rights for the election of directors unless the Articles of Incorporation so provide. Our Articles of Incorporation do not provide for cumulative voting.

Limitation on Calling Special Meetings of Shareholders. The MBCA allows the board of directors or officers, directors or shareholders authorized in our Bylaws to call special meetings of shareholders. Our Bylaws provide that a special meeting may be called by our board of directors, the chairperson of the board (if the office is filled) or president, and shall be called by the president or secretary at the written request of shareholders holding a majority of the outstanding shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our Bylaws to the purpose or purposes stated in the notice of the meeting.

Action Without Meeting of Shareholders. Any action required or permitted by the MBCA to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, only if consent in writing to such action is signed by the holders of all of the outstanding capital stock.

Business Combinations and Change of Control. The MBCA contains statutes which regulate business combinations involving Michigan corporations. Chapter 7A of the MBCA provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than two thirds of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% or more owner), voting as a separate class. These requirements do not apply if (1) the corporation’s board of directors approves the transaction before the 10% or more owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% or more owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, certain mergers, certain share exchanges, certain significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other shareholders in the open market, through private transactions or acquired through a tender offer. We are currently not governed by the provisions of Chapter 7A but may opt in at any time by resolution of our board of directors.

Limitation on Liability and Indemnification of Officers and Directors

As permitted by the MBCA, our Articles of Incorporation and Bylaws generally limit the personal liability of our directors to us and our shareholders for breach of their fiduciary duty and require us to indemnify our directors and officers to the fullest extent permitted by the MBCA. Specifically, our Articles of Incorporation and Bylaws require us to indemnify directors and officers against expenses (including actual and reasonable attorneys’ fees), judgments, penalties, fines, excise taxes and settlements actually and reasonably incurred in connection with any threatened, pending or completed action or proceeding in actions and proceedings other than those by or in the right of Credit Acceptance, and against expenses and settlements in actions by or in the right of Credit Acceptance, in each case brought against a director or officer by reason of the fact that the person is or was a director or officer of Credit Acceptance or, while serving as a director or officer, is or was serving at the request of Credit Acceptance as a director, officer, member, partner, trustee, employee, fiduciary or agent of another enterprise to the maximum extent permitted by, and in accordance with the procedures and requirements specified in, the MBCA. Our Articles of Incorporation and Bylaws also provide that indemnification is a contractual right between us and the officer or director, who may not be adversely affected by a repeal of the indemnification provisions of our Bylaws.

The MBCA and our Bylaws authorize us to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee or agent of Credit Acceptance or who serves at the request of Credit Acceptance as a director, officer, partner, trustee, employee or agent of another enterprise, whether or not we would have the power to indemnify him or her under our Bylaws or the laws of the State of Michigan. Credit Acceptance maintains directors and officers insurance policies. The policies insure directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers of Credit Acceptance and its subsidiaries, and in similar capacities for other entities at which they serve at the request of Credit Acceptance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the provisions described above or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market prices of our common stock prevailing from time to time. As described below, the sale of certain of our shares will be restricted for a limited period after this offering due to contractual and legal restrictions on resale. Sales of such shares in the public market after such restrictions lapse, or the perception that those sales might occur, could depress the market price of our common stock and might make it more difficult for us to sell equity securities in the future at a time and at a price that the Company deems appropriate.

As of March 21, 2013, and immediately after this offering, we had and will continue to have 23,587,496 shares of our common stock outstanding. Shares of our common stock (including the shares sold in this offering), other than shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), and other than shares that are “restricted securities,” as that term is defined in Rule 144, will generally be freely tradable in the public market without restriction or further registration under the Securities Act. Shares of our common stock held by our affiliates and any shares of our common stock that are restricted securities may not be resold except pursuant to an effective registration statement or an exemption from registration, such as the safe harbor provided by Rule 144 described below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments. In connection with this offering, we have agreed with the underwriters, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our common stock or any securities convertible or exchangeable or exercisable for shares of our common stock for a period of 90 days after the date of this prospectus supplement and, in specific circumstances, up to an additional 34 days, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters.

Officer, Director and Shareholder Lock-Up Agreements

In connection with this offering, certain of our officers, certain of our directors and the selling shareholders, who together hold or control dispositive power over an aggregate of approximately 13.8 million shares of our common stock, other than the shares to be sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares), or approximately 13.6 million shares of our common stock, other than the shares to be sold in this offering (assuming the full exercise of the underwriters’ option to purchase additional shares), have agreed with the underwriters, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our common stock (other than the shares to be sold in this offering) or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 90 days after the date of this prospectus supplement and, in specific circumstances, up to an additional 34 days without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters. See “Underwriting.”

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated for purposes of Rule 144) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares of our common stock constituting restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares of our common stock constituting restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without limitation under Rule 144.

A person (or persons whose shares are aggregated for purposes of Rule 144) who is deemed to be an affiliate of ours and who has beneficially owned shares of our common stock constituting restricted securities within the meaning of Rule 144 for at least six months would under Rule 144 be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then outstanding shares of common stock or the average weekly reported trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject under Rule 144 to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person (or persons whose shares are aggregated for purposes of Rule 144) who is deemed to be an affiliate of ours may sell shares of our common stock that are not restricted securities within the meaning of Rule 144 in accordance with Rule 144 subject to the volume, manner of sale, notice and current public information requirements under Rule 144, but without any requirement as to the holding period of such shares.

We are unable to estimate the number of shares of our common stock that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the applicable shareholders and other factors.

Stock Options, Restricted Stock and Restricted Stock Units

As of March 21, 2013, stock options for a total of 70,000 shares of our common stock were outstanding under our equity incentive plans, of which options for a total of 70,000 shares were currently exercisable at a weighted average exercise price of $17.25 per share. All of the shares issuable on exercise of such vested options would be eligible for sale in the public market, subject to the lock-up agreements described above and Rule 144 limitations applicable to sales by affiliates. Additionally, as of March 21, 2013, 1,091,910 shares of our common stock are subject to currently outstanding restricted stock units and 322,415 shares of our common stock are reserved for future issuance under our equity-based compensation plans.

Certain Other Arrangements

As of March 21, 2013, pursuant to an agreement dated December 6, 2001, Donald A. Foss had sole voting power and dispositive power over (i) 2,878,752 shares owned beneficially and of record by Karol A. Foss and (ii) 3,813,898 shares owned beneficially and of record by Jill Foss Watson. The agreement dated December 6, 2001 expires on December 6, 2013, at which time decision-making authority regarding the sale of such shares will no longer be held by Mr. Foss. Ms. Foss and Ms. Foss Watson will each be able to exercise sole voting and dispositive power over their respective shares owned beneficially and of record, and, as a result, will be able to make independent determinations as to timing and volume of sales of such shares of our common stock. The shares of our common stock held by Ms. Foss and Ms. Foss Watson are eligible for sale in the public markets, subject to the lock-up agreements described above with respect to Ms. Foss and Rule 144 limitations applicable to affiliates.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets by Non-U.S. Holders who purchase common stock in this offering. This summary does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this summary does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt entities;

•	dealers in securities, commodities or currencies;

•	persons holding common stock as part of a hedging, integrated or constructive sale transaction or a straddle;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors therein);

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below); or

•	U.S. Holders (as defined below).

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. These authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this summary does not address any state, local or non-U.S. tax considerations.

The following summary applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons for all substantial decisions of the trust, or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner in a partnership, that holds our common stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences applicable to you.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors regarding the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws or under any applicable tax treaty.

Distributions

Distributions on common stock (other than certain distributions made in shares of our stock) will constitute dividends for U.S. federal income tax purposes to the extent such distributions are made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock but not below zero), and thereafter will be treated as gain realized on the sale or other disposition of our common stock (as described under “—Dispositions” below).

We generally will be required to withhold U.S. federal withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty that allows for a reduced rate of withholding, provided that we have received proper certification that the Non-U.S. Holder is eligible for the reduced rate under such income tax treaty) from the gross amount of the distributions paid to a Non-U.S. Holder (whether or not such distributions exceed our current or accumulated earnings and profits), unless such distributions are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S., as described below. Amounts withheld with respect to such distributions generally are refundable to the extent it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable tax treaty, attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) are not subject to U.S. federal withholding tax, and we will not have to withhold U.S. federal withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. Instead, such effectively connected dividends are taxed to such Non-U.S. Holders in the manner applicable to U.S. persons. In addition, dividends received by corporate Non-U.S. Holders that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Dispositions

Subject to the discussion below regarding information reporting and backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income taxation with respect to gain realized on the sale, exchange or other disposition of our common stock, unless:

•

the Non-U.S. Holder holds our common stock in connection with the conduct of a U.S. trade or business (and, in the case of certain tax treaties, the gain is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder); or

•	in the case of an individual Non-U.S. Holder, such individual is present in the U.S. for 183 days or more during the taxable year in which gain is realized and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point immediately above generally will be subject to tax on the net gain derived from the sale in the manner applicable to U.S. persons, and, if such Non-U.S. Holder is a corporation, may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point immediately above generally will be subject to tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, at a flat 30% rate, or at a lower rate if provided by an applicable income tax treaty. With respect to the third bullet point above, we believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

A Non-U.S. Holder generally will be required to comply with certain certification procedures to establish that such holder is not a United States person in order to avoid backup withholding with respect to distributions on our common stock and the proceeds of dispositions of our common stock. Non-U.S. Holders are urged to consult their tax advisors as to their qualifications for an exemption for backup withholding and the procedure for obtaining such an exemption. In addition, payments to a Non-U.S. Holder and proceeds from certain dispositions of our common stock may be reported to the Internal Revenue Service and also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, or refunded, provided that certain required information is provided timely to the Internal Revenue Service. Non-U.S. Holders are urged to consult their tax advisors regarding the information reporting and backup withholding rules applicable to them.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after December 31, 2013, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to shareholders in respect of any amounts withheld. Non-U.S. Holders are urged to consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the representatives, the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling shareholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	675,000
Credit Suisse Securities (USA) LLC	600,000
BMO Capital Markets Corp.	225,000

Total	1,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $2.835 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$105.000	$157,500,000	$181,125,000
Underwriting discount	$4.725	$7,087,500	$8,150,625
Proceeds, before expenses, to the selling shareholders	$100.275	$150,412,500	$172,974,375

The expenses of the offering, not including the underwriting discount, are estimated at $900,000 and are payable by the selling shareholders. The underwriters have agreed to reimburse the selling shareholders for certain expenses incurred in connection with the offering.

Option to Purchase Additional Shares

The selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 225,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling shareholders, our executive officers and certain of our directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The foregoing lock-up provisions will not prevent (i) the transfer and sale of shares to the Company in accordance with the Company’s practice to allow its officers and directors to exercise options on a cashless or net exercise basis or transfer restricted shares of common stock upon vesting to the Company solely to satisfy tax liabilities or (ii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares provided that certain conditions are met.

NASDAQ Global Select Market Listing

The shares are listed on The NASDAQ Global Select Market under the symbol “CACC.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, served as co-syndication agent and is currently a syndication participant in the Company’s revolving secured line of credit facility due 2015.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in France

The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this prospectus supplement nor any other offering material relating to the shares has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France. Offers, sales and distributions that have been and will be made in France have been and will be made only to (a) providers of the investment service of portfolio management for the account of third parties, and (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, and D. 411-1 of the French Code monétaire et financier.

Shares may be resold directly or indirectly only in compliance with Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

Neither this prospectus supplement prepared in connection with the shares nor any other offering material relating to the shares has been submitted to the clearance procedures of the Autorité des marchés financiers or notified to the Autorité des marchés financiers by the competent authority of another member state of the European Economic Area.

Notice to Prospective Investors in Italy

The offering of the shares has not been registered pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of the prospectus supplement or of any other document relating to the shares be distributed in the Republic of Italy, except:

(i)	to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (Regulation No. 11971); or

(ii)	in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

Any offer, sale or delivery of the shares or distribution of copies of the prospectus supplement or any other document relating to the shares in the Republic of Italy under (i) or (ii) above must be:

(A)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the Banking Act); and

(B)	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

(C)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority.

Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (i) and (ii) above, the subsequent distribution of the shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such shares being declared null and void and in the liability of the intermediary transferring the shares for any damages suffered by the investors.

Notice to Prospective Investors in Germany

The shares offered by this prospectus supplement have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus supplement does not constitute an offer to the public in Germany, and it does not serve for public distribution of the shares in Germany. Neither this prospectus supplement, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal and/or tax advisor before investing into the shares.

Notice to Prospective Investors in Ireland

This prospectus supplement and any other material in relation to the shares described herein is only being distributed in Ireland:

(a)	in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC as amended by Directive 2010/73/EC;

(b)	in compliance with the provisions of the Irish Companies Acts 1963-2009;

(c)	in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the shares; and

(d)	in compliance with the provisions of the Irish Market Abuse (Directive 2003/6/EC) Regulations 2005 and any rules issued by the Central Bank of Ireland pursuant thereto.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common stock will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters with respect to the validity of the shares of common stock being offered hereby will be passed upon for us by Dykema Gossett PLLC, Ann Arbor, Michigan. Certain legal matters will be passed upon for the selling shareholders by Dickinson Wright PLLC, Troy, Michigan and Curtis, Mallet-Prevost, Colt & Mosle LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The Company’s audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

Credit Acceptance Corporation

Common Stock

Preferred Stock

Debt Securities

Warrants

We may offer and sell from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering, (i) shares of our common stock, (ii) shares of our preferred stock, which we may issue in one or more series, (iii) debt securities and (iv) warrants. This prospectus also relates to shares of our common stock that may be sold from time to time in one or more offerings by certain selling securityholders.

We will provide the specific terms of any offering and the offered securities in one or more supplements to this prospectus at the time of offering. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “CACC.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. Shares of our common stock may also be resold by selling securityholders. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” on page 14 of this prospectus.

Investing in our securities involves risks, including those described under “Risk Factors” beginning on page 2 of this prospectus. You should carefully read and consider these risk factors and the risk factors included in our periodic reports, in any prospectus supplement relating to specific offerings of securities and in other documents that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2013

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. Under this shelf registration process, we may sell, from time to time, an indeterminate amount of any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer, which is not meant to be a complete description of each security. Each time that securities are sold, a prospectus supplement containing specific information about the terms of that offering will be provided, including the specific amounts, prices and terms of the securities offered and the manner in which they will be offered. The prospectus supplement and any other offering material may also add to, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. We urge you to read both this prospectus and any prospectus supplement and any other offering material (including any free writing prospectus) prepared by or on behalf of us for a specific offering of securities, together with the additional information described under the heading “Where You Can Find More Information” on page 15 of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

Unless otherwise stated or the context otherwise requires, as used in this prospectus, the terms “Credit Acceptance,” “the Company,” “we,” “us,” “our” or similar terms each refer to Credit Acceptance Corporation and its subsidiaries.

You should not assume that the information contained in this prospectus or any prospectus supplement is accurate on any date other than the date on the front cover of such documents or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date. Neither the delivery of this prospectus or any applicable prospectus supplement nor any distribution of securities pursuant to such documents shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or any applicable prospectus supplement or in our affairs since the date of this prospectus or any applicable prospectus supplement.

ii

CREDIT ACCEPTANCE CORPORATION

This summary highlights information about Credit Acceptance. Because it is a summary, it does not contain all the information you should consider before investing in our securities. You should read carefully this entire prospectus, any prospectus supplement and the documents that we incorporate herein and therein by reference, including the sections entitled “Risk Factors” and our financial statements and related notes. You may obtain a copy of the documents that we incorporate by reference without charge by following the instructions in the section below entitled “Where You Can Find More Information”

Since 1972, we have offered automobile dealers financing programs that enable them to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our financing programs, consumers are often unable to purchase a vehicle, or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

Credit Acceptance was founded to collect retail installment contracts, which we refer to as Consumer Loans, originated by automobile dealerships owned by our Chairman, founder, and significant shareholder, Donald A. Foss. During the 1980s, we began to market this service to non-affiliated dealers and, at the same time, began to offer dealers a non-recourse cash payment, referred to as an advance, against anticipated future collections on Consumer Loans serviced for that dealer.

The Company is incorporated under the laws of the State of Michigan. Our principal executive offices are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339, and our telephone number is (248) 353-2700. Our principal website is located at http://www.creditacceptance.com. The contents of our website are not a part of this prospectus.

RISK FACTORS

Investing in our securities involves risk. Before you decide whether to purchase any of our securities, in addition to the other information, documents or reports included or incorporated by reference into this prospectus and any prospectus supplement or other offering materials, you should carefully consider the risk factors in the section entitled “Risk Factors” in any prospectus supplement, in our most recent Annual Report on Form 10-K and in any Quarterly Reports on Form 10-Q filed by us subsequent to such Annual Report on Form 10-K, as the same may be amended, supplemented or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information, see the section entitled “Where You Can Find More Information.” These risks could materially and adversely affect our business, results of operations and financial condition and could result in a partial or complete loss of your investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus and the documents incorporated by reference herein regarding, among other things, future financial results and performance, achievements and plans and objectives may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Those statements include trend analyses and other information relative to markets for our services and trends in our operations or financial results as well as other statements that can be identified by the use of forward-looking language such as “may,” “should,” “believes,” “expects,” “anticipates,” “plans,” “estimates,” “intends,” “projects,” “goals,” “objectives,” or other similar expressions. Our actual results, performance or achievements could be materially different from the results expressed in, or implied by, those forward-looking statements. Those statements are subject to risks, uncertainties and other factors, including but not limited to the risks described in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein or therein. We discuss those risks, uncertainties and other factors (i) in our Annual Report on Form 10-K for the year ended December 31, 2012 in Item 1A, “Risk Factors”; Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; Item 7A, “Quantitative and Qualitative Disclosures About Market Risk”; and Item 8, “Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements” and elsewhere and (ii) in the other reports we file under the Exchange Act. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference.

Important factors that could cause actual results to differ from those in our forward-looking statements include, without limitation:

•	Our inability to accurately forecast and estimate the amount and timing of future collections could have a material adverse effect on results of operations.

•	We may be unable to execute our business strategy due to current economic conditions.

•	We may be unable to continue to access or renew funding sources and obtain capital needed to maintain and grow our business.

•	The terms of our debt limit how we conduct our business.

•	A violation of the terms of our asset-backed secured financing facilities or warehouse facilities could have a materially adverse impact on our operations.

•

The conditions of the U.S. and international capital markets may adversely affect lenders with which we have relationships, causing us to incur additional costs and reducing our sources of liquidity, which may adversely affect our financial position, liquidity and results of operations.

•	Our substantial debt could negatively impact our business, prevent us from satisfying our debt obligations and adversely affect our financial condition.

•	Due to competition from traditional financing sources and non-traditional lenders, we may not be able to compete successfully.

•	We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

•	Interest rate fluctuations may adversely affect our borrowing costs, profitability and liquidity.

•

Reduction in our credit rating could increase the cost of our funding from, and restrict our access to, the capital markets and adversely affect our liquidity, financial condition and results of operations.

•	We may incur substantially more debt and other liabilities. This could exacerbate further the risks associated with our current debt levels.

•	The regulation to which we are or may become subject could result in a material adverse effect on our business.

•

Adverse changes in economic conditions, the automobile or finance industries or the non-prime consumer market could adversely affect our financial position, liquidity and results of operations, the ability of key vendors that we depend on to supply us with services and our ability to enter into future financing transactions.

•	Litigation we are involved in from time to time may adversely affect our financial condition, results of operations and cash flows.

•	Changes in tax laws and the resolution of uncertain income tax matters could have a material adverse effect on our results of operations and cash flows from operations.

•	Our dependence on technology could have a material adverse effect on our business.

•	Reliance on third parties to administer our ancillary product offerings could adversely affect our business and financial results.

•	We are dependent on our senior management, and the loss of any of these individuals or an inability to hire additional team members could adversely affect our ability to operate profitably.

•	Our reputation is a key asset to our business, and our business may be affected by how we are perceived in the marketplace.

•	The concentration of our dealers in several states could adversely affect us.

•	Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation.

•	Reliance on our outsourced business functions could adversely affect our business.

•

Natural disasters, acts of war, terrorist attacks and threats or the escalation of military activity in response to these attacks or otherwise may negatively affect our business, financial condition and results of operations.

•

A small number of our shareholders have the ability to significantly influence matters requiring shareholder approval and such shareholders have interests which may conflict with the interests of our other securityholders.

•	We may experience volatility in the market price of our common stock due to the low trading volume and limited public ownership of our common stock.

•	Future sales of our common stock by us or our existing shareholders could cause our stock price to decline.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our stock price and trading volume could decline.

•	We do not anticipate paying any cash dividends in the foreseeable future.

•	Our corporate documents and Michigan law contain provisions that may make it more difficult for us to be acquired.

•

Other risks identified in our most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, as the same may be updated from time to time by our future filings under the Exchange Act, all of which are incorporated by reference into this prospectus.

Accordingly, we caution our readers not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in our expectations or results.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of our securities for working capital and other general corporate purposes, including acquisitions, repayment or refinancing of debt, stock repurchases and other business opportunities. We will have significant discretion in the use of any net proceeds. We may provide additional information on the use of the net proceeds from the sale of our securities in an applicable prospectus supplement or other offering materials relating to the offered securities.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that the securities are sold by a selling securityholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	6.4x	6.2x	6.3x	8.0x	3.5x

The ratio of earnings to fixed charges is computed by dividing (i) earnings, defined as income from continuing operations before provision for income taxes plus fixed charges, by (ii) fixed charges, defined as interest expense and the interest portion of rental obligations.

We did not have any preferred stock outstanding for the periods presented, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to fixed charges presented above.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of Credit Acceptance’s capital stock and the provisions of Credit Acceptance’s Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, which we refer to as “our capital stock,” “our Articles of Incorporation” and “our Bylaws,” respectively. It also summarizes relevant provisions of the Michigan Business Corporation Act, or MBCA. The summaries below are qualified in their entirety by reference to our Articles of Incorporation, Bylaws and the MBCA, and we therefore urge you to read the actual provisions of those documents and the MBCA.

General

As of the date of this prospectus, Credit Acceptance’s authorized capital stock consisted of:

•	80 million shares of common stock, $.01 par value; and

•	1 million shares of preferred stock, $.01 par value.

As of March 21, 2013, there were 23,587,496 shares of our common stock outstanding, no shares of preferred stock outstanding and 159 holders of record of our common stock.

Common Stock

All of the outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights. Each holder of our common stock, including holders of common stock subject to restricted stock awards, is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of our common stock have no cumulative voting rights.

Dividends. Holders of our common stock, including holders of common stock subject to restricted stock awards, are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of Credit Acceptance’s preferred stock, to the extent that any preferred stock is authorized and issued, and the availability under the MBCA of sufficient funds to pay dividends. We have not issued any shares of preferred stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

Liquidation Rights. If our company is dissolved, the holders of our common stock will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of Credit Acceptance’s preferred stock, to the extent that any preferred stock is authorized and issued.

Preemptive and Other Rights. Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities of our company and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred stock, each series to bear a distinctive designation. Unless required by law or by any applicable stock exchange rule, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is authorized to determine the relative rights, powers, preferences, limitations and restrictions of each series of preferred stock, which shall be stated in the resolutions of the board of directors providing for the issuance of the series of preferred stock.

Provisions That May Discourage Takeovers

The MBCA and our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive our shareholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices.

Availability of Authorized but Unissued Shares. Under the terms of our Articles of Incorporation, our board of directors may issue shares of authorized common stock without shareholder approval. However, the listing requirements of the NASDAQ, which would apply so long as our common stock is listed on the NASDAQ, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. If our board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company, including dilution through a shareholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a shareholder vote.

Issuance of Preferred Stock. In addition, our board of directors could issue shares of preferred stock having voting rights that adversely affect the voting power of holders of our common stock, which could have the effect of delaying, deferring or impeding a change in control of our company.

No Cumulative Voting. Under the MBCA, shareholders do not have cumulative voting rights for the election of directors unless the Articles of Incorporation so provide. Our Articles of Incorporation do not provide for cumulative voting.

Limitation on Calling Special Meetings of Shareholders. The MBCA allows the board of directors or officers, directors or shareholders authorized in our Bylaws to call special meetings of shareholders. Our Bylaws provide that a special meeting may be called by our board of directors, the chairperson of the board (if the office is filled) or president, and shall be called by the president or secretary at the written request of shareholders holding a majority of the outstanding shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our Bylaws to the purpose or purposes stated in the notice of the meeting.

Action Without Meeting of Shareholders. Any action required or permitted by the MBCA to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, only if consent in writing to such action is signed by the holders of all of the outstanding capital stock.

Business Combinations and Change of Control. The MBCA contains statutes which regulate business combinations involving Michigan corporations. Chapter 7A of the MBCA provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than two thirds of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% or more owner), voting as a separate class. These requirements do not apply if (1) the corporation’s board of directors approves the transaction before the 10% or more owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% or more owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, certain mergers, certain share exchanges, certain significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other shareholders in the open market, through private transactions or acquired through a tender offer. We are currently not governed by the provisions of Chapter 7A but may opt in at any time by resolution of our board of directors.

Limitation on Liability and Indemnification of Officers and Directors

As permitted by the MBCA, our Articles of Incorporation and Bylaws generally limit the personal liability of our directors to us and our shareholders for breach of their fiduciary duty and require us to indemnify our directors and officers to the fullest extent permitted by the MBCA. Specifically, our Articles of Incorporation and Bylaws require us to indemnify directors and officers against expenses (including actual and reasonable attorneys’ fees), judgments, penalties, fines, excise taxes and settlements actually and reasonably incurred in connection with any threatened, pending or completed action or proceeding in actions and proceedings other than those by or in the right of Credit Acceptance, and against expenses and settlements in actions by or in the right of Credit Acceptance, in each case brought against a director or officer by reason of the fact that the person is or was a director or officer of Credit Acceptance or, while serving as a director or officer, is or was serving at the request of Credit Acceptance as a director, officer, member, partner, trustee, employee, fiduciary or agent of another enterprise to the maximum extent permitted by, and in accordance with the procedures and requirements specified in, the MBCA. Our Articles of Incorporation and Bylaws also provide that indemnification is a contractual right between us and the officer or director, who may not be adversely affected by a repeal of the indemnification provisions of our Bylaws.

The MBCA and our Bylaws authorize us to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee or agent of Credit Acceptance or who serves at the request of Credit Acceptance as a director, officer, partner, trustee, employee or agent of another enterprise, whether or not we would have the power to indemnify him or her under our Bylaws or the laws of the State of Michigan. Credit Acceptance maintains directors and officers insurance policies. The policies insure directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers of Credit Acceptance and its subsidiaries, and in similar capacities for other entities at which they serve at the request of Credit Acceptance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the provisions described above or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “CACC.”

DESCRIPTION OF OUR DEBT SECURITIES

We may offer debt securities in one or more series which may be senior, subordinated or junior subordinated, and which may be convertible into another security. In this “Description of Our Debt Securities” section, the words “we,” “us” and “our” each refer to Credit Acceptance Corporation and not to any subsidiary of Credit Acceptance Corporation.

The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and U.S. Bank National Association, as trustee. A form of the indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The terms of the debt securities will include those set forth in the indenture and the applicable indenture supplement, if any, and those made a part of the indenture by the Trust Indenture Act of 1939, as amended (the “TIA”). You should read the summary below, the applicable prospectus supplement and the provisions of the indenture and the applicable indenture supplement, if any, in their entirety before investing in our debt securities.

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include the following:

•	the title and aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

•	whether the debt securities will be senior, subordinated or junior subordinated;

•	any applicable subordination provisions for any subordinated debt securities;

•	the maturity date(s) or method for determining same;

•	the interest rate(s) or the method for determining same;

•

the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable and whether interest shall be payable in cash or additional securities;

•	whether the debt securities are convertible or exchangeable into other securities and any related terms and conditions;

•	redemption or early repayment provisions;

•	authorized denominations;

•	if other than the principal amount, the principal amount of debt securities payable upon acceleration;

•	place(s) where payment of principal and interest may be made, where debt securities may be presented and where notices or demands upon us may be made;

•

whether such debt securities will be issued in whole or in part in the form of one or more global securities and the date as of which the securities are dated if other than the date of original issuance;

•	amount of discount or premium, if any, with which such debt securities will be issued;

•	any covenants applicable to the particular debt securities being issued;

•	any additions or changes in the defaults and events of default applicable to the particular debt securities being issued;

•

the guarantors, if any, of the debt securities and the terms of the guarantors’ guarantees of the debt securities (including provisions relating to seniority, subordination and release of the guarantees), if any;

•	the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which the holders of the debt securities or we can select the payment currency;

•	our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;

•	any restriction or conditions on the transferability of the debt securities;

•	whether the debt securities will be secured or unsecured and, if the debt securities are to be secured, the terms on which the debt securities will be so secured;

•	provisions granting special rights to holders of the debt securities upon occurrence of specified events;

•	additions or changes relating to compensation or reimbursement of the trustee of the series of debt securities;

•	additions or changes to the provisions for the defeasance of the debt securities or to provisions related to satisfaction and discharge of the indenture;

•

provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture and the execution of supplemental indentures for such series; and

•

any other terms of the debt securities (which terms shall not be inconsistent with the provisions of the TIA, but may modify, amend, supplement or delete any of the terms of the indenture with respect to such series debt securities).

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series or any other series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the indenture.

We will describe in the applicable prospectus supplement any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. In addition, debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement. Unless we inform you otherwise in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect most debt securities to be issued in fully registered form without coupons. Subject to the limitations provided in the indenture and in the applicable prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the designated corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

Unless we inform you otherwise in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the law of the State of New York.

Concerning the Trustee

We anticipate appointing U.S. Bank National Association as the trustee under the indenture under which any of the debt securities would be issued and also as the paying agent, conversion agent, registrar and custodian with regard to the debt securities. U.S. Bank National Association or its affiliates currently provide, and may in the future provide, banking, trust and other services to us in the ordinary course of their respective businesses. There may be more than one trustee under the indenture, each with respect to one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only with respect to the one or more series of debt securities for which it is the trustee under the indenture.

DESCRIPTION OF OUR WARRANTS

This section describes the general terms and provisions of our warrants that we may issue from time to time. The applicable prospectus supplement will describe the terms of any warrant agreements and the warrants issuable thereunder. If any particular terms of the warrants described in the prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed superseded by that prospectus supplement.

We may issue warrants for the purchase of our debt securities, common stock, preferred stock or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. We may issue warrants independently or together with other securities, and they may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent, as detailed in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation, or agency or trust relationship, with you. We will file a copy of the warrant and warrant agreement with the SEC each time we issue a series of warrants, and these warrants and warrant agreements will be incorporated by reference into the registration statement of which this prospectus is a part. A holder of our warrants should refer to the provisions of the applicable warrant agreement and prospectus supplement for more specific information.

The prospectus supplement relating to a particular issue of warrants will describe the terms of those warrants, including, when applicable:

•	the offering price;

•	the currency or currencies, including composite currencies, in which the price of the warrants may be payable;

•	the number of warrants offered;

•

the securities underlying the warrants, including the securities of third parties or other rights, if any, to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of the warrants;

•	the exercise price and the amount of securities you will receive upon exercise;

•	the procedure for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

•	the rights, if any, we have to redeem the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the warrants will expire;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

•	the date on and after which the warrants and the related securities will be separately transferable;

•	U.S. federal income tax consequences;

•	the name of the warrant agent; and

•	any other material terms of the warrants.

After your warrants expire they will become void. All warrants will be issued in registered form. The prospectus supplement may provide for the adjustment of the exercise price of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

The applicable warrant agreement may be amended or supplemented without the consent of the holders of the warrants to which it applies to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price and the expiration date, may not be altered without the consent of the holder of each warrant.

SELLING SECURITYHOLDERS

If the registration statement of which this prospectus forms a part is used by selling securityholders for the resale of any securities thereunder pursuant to a registration rights agreement or otherwise, information about such selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We or a selling securityholder, as applicable, may sell the securities in one or more of the following ways from time to time:

•	to underwriters for resale to purchasers;

•	directly to purchasers; or

•	through agents or dealers to purchasers.

In addition, we may enter into derivative or hedging transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell the applicable securities covered by and pursuant to this prospectus and an applicable prospectus supplement. If so, the third parties may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in a prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement accompanying this prospectus, certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, and Dykema Gossett PLLC, Ann Arbor, Michigan. Counsel for any underwriter or agent will be noted in the applicable prospectus supplement.

EXPERTS

The Company’s audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the securities covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and the securities being offered, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in the prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or otherwise filed with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document is qualified in all respects by reference to the contract or document to which it refers. In addition, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 100 F Street NE, Room 1580, Washington, D.C. 20549. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are accessible through the Internet at that website. Our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, are also available for download, free of charge, as soon as reasonably practicable after these reports are filed with the SEC, at our website at www.creditacceptance.com. The content of our website is not a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with them, which means that (i) we can disclose important information to you by referring you to those documents and (ii) those documents are considered part of this prospectus. The following documents are incorporated by reference into this prospectus:

•

our Annual Report on Form 10-K for the year ended December 31, 2012 (including portions of our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders incorporated therein by reference);

•	our Current Reports on Form 8-K filed with the SEC on January 3, 2013, March 13, 2013, April 5, 2013 and April 8, 2013; and

•

the description of our common stock which is contained in our registration statement on Form 8-A filed with the SEC on May 12, 1992, including any amendment or reports filed for the purpose of updating such description.

We also incorporate by reference all documents we may subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules). The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus, at no cost to the requestor. To receive a free copy of any of the documents incorporated by reference into this prospectus, other than exhibits, unless they are specifically incorporated by reference into those documents, call or write:

Credit Acceptance Corporation

25505 West Twelve Mile Road

Southfield, Michigan 48034-8339

Attention: Investor Relations

Tel: (248) 353-2700

1,500,000 Shares

Common Stock

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Credit Suisse

Co-Manager

BMO Capital Markets

April 11, 2013